02042038

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Autogen Limited

*CURRENT ADDRESS 210 Kings Way
South Melbourne, Victoria 3205
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 6 2002
THOMSON FINANCIAL

FILE NO. 82- 34666 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ *AR/S (ANNUAL REPORT)* ☐

12G32BR (REINSTATEMENT) ☐ *SUPPL (OTHER)* ☒

DEF 14A (PROXY) ☐

OICF/BY: Amy O'Brien

DATE : 6/18/02

Autogen Limited

ABN 79 000 248 304

Mark this box with an "X" if you have made any changes to your name or address details ☐

Please return completed form to:

Autogen Limited.
C/- Computershare Investor Services Pty Limited
GPO Box 52A
MELBOURNE VIC 3001

Tollfree: 1300 850 505
Telephone: (03) 9615 5970
Facsimile: (03) 9473 2529

02 MAY 29 AM 11:

ENTITLEMENT AND ACCEPTANCE FORM

RENOUNCEABLE RIGHTS ISSUE CLOSING
7.00 PM MELBOURNE TIME ON 24 JUNE 2002

Registered name and address for this holding

SECURITYHOLDER REFERENCE NUMBER / HOLDER IDENTIFICATION NUMBER

Fold here

SHARE-HOLDING AT 7.00PM ON 28 MAY 2002	ENTITLEMENT TO NEW SHARES ON A 1:3 BASIS	AMOUNT PAYABLE ON FULL ACCEPTANCE AT A$0.65 PER NEW SHARE	ENTITLEMENT NUMBER

Renounceable Rights Issue of approximately 12.7 million New Shares on the basis of 1 New Share for every 3 Ordinary Shares registered and entitled to participate on 28 May 2002 at an issue price of A$0.65 per New Share and on the terms and conditions of the Prospectus dated 17 May 2002.

IMPORTANT:

- This document is of value and requires your immediate attention. If you do not understand it, or are in doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.
- The rights referred to in this Entitlement and Acceptance Form may be transferred electronically in CHESS without surrendering this Entitlement and Acceptance Form.
- This Entitlement and Acceptance Form should not be relied upon as evidence of the current entitlement of the person named in this Entitlement and Acceptance Form.
- Receipt of this form by **7.00 p.m. Melbourne time on 24 June 2002** with your remittance will constitute acceptance in accordance with the terms of the Prospectus dated **17 May 2002.**
- Rights trading commenced on **22 May 2002** and is expected to close on **17 June 2002.**

TO BE COMPLETED BY SHAREHOLDER

Number of Shares accepted

Amount enclosed at $0.65 per Share $

Fold here

Please complete the following payment details

Drawer	Bank	BSB No or Branch name	Amount A$

Contact Details

Contact Name	Telephone Number - Business Hours	Telephone Number - After Hours
	( )	( )

See "General Instructions" on the reverse side of this form for signing requirements.

Securityholder 1 or Director	Securityholder 2 or Director/Company Secretary	Securityholder 3 or Sole Director and Sole Company Secretary

AGT RRI

Instructions to your Stockbroker

I/We have accepted		Shares as per reverse side
And attach hereto a cheque/bankers draft for	A$	*being acceptance money at $0.65 per share*
I/We wish to sell		rights to shares

This instruction *has/has not previously been notified to you
*delete whichever does not apply

LODGMENT INSTRUCTIONS
RENOUNCEABLE RIGHTS ISSUE CLOSING 7.00 P.M. MELBOURNE TIME ON 24 JUNE 2002

1. Acceptance of your Entitlement in Full or Part

Complete the form overleaf. If you are accepting your rights entitlement in full or part please forward it together with your remittance ($0.65 per New Share) to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope, so as to arrive by no later than 7.00 p.m. Melbourne time on 17 JUNE 2002. Your cheque must be made payable to **"Autogen Limited"**, and crossed **"Not Negotiable"**.

2. Sale of your Entitlement in Part by your Stockbroker/Agent and acceptance of the balance

You should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf.
- Complete the form overleaf for the number of new shares you are accepting and return this form together with your remittance ($0.65 per New Share) direct to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope

OR

- Complete the "Instructions to your Stockbroker" panel above.
- Complete the form overleaf for the number of New Shares you are accepting and attach your remittance to this Form.
- Forward this Entitlement and Acceptance Form to your Stockbroker.

IMPORTANT NOTICE TO HOLDERS WITH SHARES ON THE CHESS SUBREGISTER

Holders whose existing Shares are held on the CHESS Subregister as detailed overleaf, should in the first instance contact their Sponsoring Broker/Agent in respect of any proposed on-market sale of their rights.

3. Sale of your Entitlement in full by your Stockbroker

If you wish to sell your rights entitlement in full, you should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf,

OR

- Complete the "Instructions to your Stockbroker" panel above and forward this Entitlement and Acceptance Form to your Stockbroker.

4. Disposal of your Entitlement other than through a Stockbroker

A Standard (gold coloured) Renunciation form must be used for all other transactions. These forms may be obtained from your Stockbroker or the Share Registry, Computershare Investor Services Pty Limited.

GENERAL INSTRUCTIONS

- Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted.
- Your cheque must be made payable to **"Autogen Limited"** and crossed **"Not Negotiable"**.
- Receipts for payment will not be forwarded.

Signatures are required only if you have made amendments to the address as stated.

- The Shareholder and each joint Shareholder (if applicable) must sign.
- Companies need to sign under seal in accordance with their constitution.
- If signed by an Attorney, please forward the Power of Attorney to the Share Registry for noting, unless already noted.

PRIVACY NOTICE

Autogen Limited (AGT), through its agent, Computershare Investor Services Pty Limited, collects personal information when you submit this form. Your personal information is used by AGT and its agent to process your acceptance of the Rights Offer and to administer the acquisition of shares to which you are entitled or your other dealings in your rights. To do these things, AGT usually discloses, and by executing this Form you consent to AGT disclosing, your personal information to the following organisations (which may be located outside Australia): stockbrokers involved in the trading or taking up of rights; the Securities Clearing House; AGT related bodies corporate; AGT legal, financial and professional advisors; and organisations to which AGT outsource its functions and activities (such as its mailing house). If your personal information is not provided to AGT, it will be unable to do these things. In most cases, you can gain access to your personal information on request.

**IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR ENTITLEMENT,
PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE: 1300 850 505**

Autogen Limited

ABN 79 000 248 304

02 [illegible] 29 [illegible]



PROSPECTUS FOR

a renounceable Rights Issue of up to 12,672,391 Shares at an issue price of 65 cents per Share to raise up to $8,237,054.

IMPORTANT NOTICE

The Shares offered by this Prospectus are of a highly speculative nature.
This Prospectus is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for the Shares offered by this Prospectus. If you have any questions or are in doubt as to the course you should follow, you should consult your stockbroker or other professional investment adviser before accepting the Offer.

PERSONS TO WHOM OFFER IS AVAILABLE

This Prospectus may be accessed in electronic form (including on the internet). In that case, the offer is only available to persons receiving an electronic version of this Prospectus within Australia. Further, this Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Signed pursuant to Section 351 of the Corporations Act for and on behalf of Autogen Limited by

....

Peter James Lee

Secretary

IMPORTANT DATES FOR RENOUNCEABLE RIGHTS ISSUE OF SHARES

(Please note these dates are indicative only and are subject to change)

Rights trading commences	22 May 2002
Record date for determining entitlement to Shares	28 May 2002
Last day for dispatch of Prospectus and serially numbered entitlement and acceptance forms	31 May 2002
Rights trading ends	17 June 2002
Acceptances and renunciations close (7pm Melbourne Time)	24 June 2002
Date when holdings are updated on register. Deferred settlement trading ends	15 July 2002
Last date for placement of shortfall	24 September 2002

CORPORATE DIRECTORY

Directors
Mr Joseph Gutnick
Mr Jean-Noel Treilles
Dr David Tyrwhitt

Secretary
Mr Peter Lee

Banker
The Bank Of Melbourne
360 Collins Street
Melbourne, Victoria 3205
Australia

Registered Office
210 Kings Way
South Melbourne Victoria 3205
Telephone:(03) 9234 1188
Facsimile:(03) 9234 1198

Share Registry
Computershare Investor Services Pty Ltd
Level 12
565 Bourke Street
Melbourne Victoria 3000
Tollfree: 1300 850 505
Telephone: (03) 9615 5970
Facsimile: (03) 9611 5710

Auditor
PKF
Level 11, CGU Tower
485 LaTrobe Street
Melbourne Victoria 3000

Solicitor
Schetzer Brott & Appel
52 Market Street
Melbourne Victoria 3000

Expert
Foursight Associates Pty Ltd
Level 2, Richard Allen Building
164 Flinders Lane
Melbourne Victoria 3000

Patent Attorney
Davies Collison Cave
1 Little Collins Street
Melbourne Victoria 3000

IMPORTANT NOTICE

For a renounceable Rights Issue of up to 12,672,391 Shares on the basis of one Share for every three Shares at an issue price of 65 cents per Share to raise up to $8,237,054.

AUTOGEN LIMITED

This Prospectus is dated 17 May 2002.

This Prospectus was lodged with the Australian Securities and Investments Commission on 17 May 2002. The Australian Securities and Investments Commission takes no responsibility as to the contents of this Prospectus. This Prospectus expires on the date being 13 months from the date of the Prospectus.

SHARES ISSUED PURSUANT TO THIS PROSPECTUS SHOULD BE CONSIDERED SPECULATIVE AND ANY INVESTMENT SHOULD BE CONSIDERED ONLY AFTER READING THE RISK FACTORS AND THIS PROSPECTUS IN ITS ENTIRETY.

HOW TO USE THIS PROSPECTUS

This document contains information about the issue by Autogen Limited of Shares to Shareholders. If you decide to apply for Shares this Prospectus tells you how to do so.

The Company may, at its discretion, accept or reject in whole or in part any application for Shares.

If, after reading this Prospectus, you have any questions, you should contact your stockbroker or other professional investment adviser before accepting the Offer.

NO OFFER IN CERTAIN COUNTRIES

The Shares offered by this Prospectus are not offered and may not be issued in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. The Shares have not been, and will not be, registered or subject to applicable exemptions under the laws of any other country and will not be offered or issued to persons in any country other than Australia, New Zealand and the United States of America. Accordingly, neither this Prospectus nor the Entitlement and Acceptance Form will be sent into or distributed in any country other than Australia, New Zealand or the United States of America. Any offer or issue of the Shares within any country other than Australia, New Zealand and the United States of America by any dealer (whether or not participating in the offering) may violate laws of the relevant country.

USA SHAREHOLDERS

This rights offering is made for the securities of an Australian company, being a foreign company to the USA. The offer is subject to the disclosure requirements of Australian corporate law that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under USA federal securities laws, since the issuer is located in Australia being a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or Directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

DEFINITIONS

In this Prospectus the first letter of any word or each word in any phrase may consistently appear in a capitalized form, that may indicate that such word or phrase may be defined in the Section entitled "Definitions". Users of this Prospectus should cross refer to Parts

5 and 6 to establish whether or not it is a defined word or phrase.

EXPOSURE PERIOD

The Prospectus may also be viewed online at www.autogenlimited.com.au during the Exposure Period. A read-only version of this Prospectus is available at this site and there is no facility for online applications.

A paper copy of this Prospectus will be made available upon request during the Exposure Period. Paper copies of this Prospectus made available during this period will not contain an Application Form.

In accordance with Chapter 6D of the Corporations Act, this Prospectus is subject to an exposure period of 7 days from the date of lodgment with ASIC. The period may be extended by ASIC by a further period of up to 7 days.

The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. The examination may result in the identification of deficiencies in this Prospectus. If deficiencies are detected, any application that has been received may need to be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the Exposure Period will not be processed until after the Exposure Period.

CONTENTS

This Prospectus is divided into six parts:

All financial information in this Prospectus is expressed in Australian dollars ($) except where otherwise stated.



17 May 2002

Dear Shareholder

The Company recently announced a Shares issue to shareholders on the basis of one share for every three shares which is held on 28 May 2002. This Prospectus sets out the details of the offer and the proposed use of the funds raised by the offer.

Autogen is an Australian biotechnology company specializing in the use of gene discovery approaches to identify novel therapeutic targets for the treatment of prevalent human diseases. Using its unique resources and state-of-the-art technologies Autogen's research programs are aimed at identifying new disease-related genes and their proteins and validating their role in diseased states. Autogen's major research program in diabetes and obesity gene discovery has been highly successful both scientifically and commercially and the company is continuing to grow and diversify its research portfolio. The Company's vision is to translate its validated gene discoveries into new drug therapies or disease diagnostics through partnering with pharmaceutical companies. Autogen also generates revenue through partnerships with pharmaceutical, biotechnology and genomics companies wishing to access its technologies and resources.

Autogen's diabetes and obesity gene discovery program continues to be successful with patent applications filed for over 40 novel genes. This program is supported through a commercial alliance with the French pharmaceutical company Merck, a subsidiary of Merck KgaA. This alliance, which extends to 2006, includes an equity investment in Autogen, research funding and milestone payments for any targets reaching clinical trials and royalties and profit sharing for any drugs developed from the program. In addition, Autogen's eXpress Technology Platform, which supports all of its research programs, has been the basis of a new strategic alliance with a well-known US genomics company, Sequenom. Sequenom is to use Autogen's eXpress Technology Platform to functionally validate a selection of its own candidate disease gene targets. This demonstrates the competitiveness of our own gene discovery programs that utilize our technology platform. The agreement also strengthens our partnerships with USA biotechnology companies and helps raise our international profile as a leading gene and protein discovery company. Autogen now has links in the USA with Sequenom Inc and with the Southwest Foundation for Biomedical Research via the Autogen Centre for Statistical Genomics in San Antonio, Texas. Further details of Autogen's research programs and alliances are contained in the Prospectus.

The funds raised from the issue of shares will be used to:

- expand Autogen's research programs and intellectual property portfolio.
- promote the competitiveness of Autogen's projects by providing funding and resources to enable the Company to deliver products for commercialisation as quickly as possible.
- provide the working capital necessary for all aspects of the business including resources for the protection of patents and intellectual property and identifying and establishing new project opportunities and alliances.

This issue of Shares is a renounceable Rights Issue. Please consult your stockbroker or other professional adviser if you have any queries about this.

If you wish to take up the Shares, you will need to follow the instructions on the Entitlement and Acceptance Form accompanying this Prospectus and pay 65 cents for each Share as the issue price.

I commend this offer to you.

Yours faithfully



J I GUTNICK
Chairman & Managing Director

DIRECTORS

Mr. Joseph Isaac Gutnick, FAusIMM, FAIM, MAICD, Chairman and Managing Director.

Mr Gutnick has been a Director since 1984 and is currently the Chairman and Managing Director of five public listed companies in Australia. He is also president of Bay Resources Limited, a USA corporation listed on the OTC market and the Executive Chairman of Tahera Corporation, a Canadian company listed on the Toronto Stock Exchange. He is a well known businessman with interests in Australia and overseas and was directly responsible for introducing biotechnological research to our Company. Mr Gutnick has been responsible for overseeing the discovery, development and operation of major gold mines in Australia. Mr Gutnick is a Director of the World Gold Council and was awarded the Diggers award at the 1997 Diggers and Dealers Industry Awards.

Mr Jean-Noël Treilles, Non-Executive Director.

Mr. Treilles is the Chairman and Chief Executive Officer of Holding Merck-Lipha France, a position he assumed to in January 1998. Prior to that appointment, he was Chairman and Chief Executive Officer of Group Lipha. Mr. Treilles has held a number of executive positions with Group Lipha after joining the organisation as a research engineer in 1968. In addition to his responsibilities within Merck-Lipha France, he is a member of the Pharma Management Board and of the Ethicals Executive Committee for Merck KgaA. In addition to his corporate responsibilities, Mr. Treilles is the Vice Chairman of the Association "France Amériques Rhône-Alpes"; a member of the "Conseil scientifique stratégique de l'Institut Fédératif de Recherche Cardiovasculaire"; a member of the Board of the Ecole Normale Supérieure de Lyon and of the Ecole de Management de Lyon; President of the Foundation Rhône-Alpes Futur and a member of "Laboratories Internationaux de Recherche". Mr. Treilles was awarded the Chevalier de l'Ordre National du Mérite in November 1995 and Chevalier de la Légion d'Honneur in January 2002.

Dr David Stuart Tyrwhitt, PhD (Geology), BSc (Hons) Geology, FSEG(USA), FAusIMM, FIMM (London), Non-Executive Director.

Dr Tyrwhitt has been a Non-Executive Director of Our Company since 1996 and has more than 40 years experience in the mining industry. He is currently a Director of Astro Mining N.L., Johnson's Well Mining N.L., Gutnick Resources N.L., Quantum Resources Limited and Bay Resources Limited, which are listed public companies in Australia and USA. He worked for over 20 years with Newmont Mining Corporation in Australia, South East Asia and the USA. During this period, he was responsible for the discovery of the Telfer Gold Mine in Western Australia. He was Chief Executive of Newmont Australia Limited between 1984 and 1988 and Chief Executive Officer of Ashton Mining Limited between 1988 and 1991. He established his own consultancy in 1991 and worked with Normandy Mining Limited on a number of mining projects in South East Asia.

MANAGEMENT

Professor Gregory Royce Collier, BSc(Hons), PhD, is Autogen's Chief Operating Officer. Professor Collier joined Autogen's management team in 2000. Professor Collier monitors all research programs and gives particular attention to policy development and the future development of strategic opportunities and new project identification. Professor Collier is one of Australia's leading authorities in the field of biotechnology. He has worked at major national and international research institutions and currently holds a personal chair at the School of Health Sciences at Deakin University. Professor Collier has published over 200 peer-reviewed articles in international journals and conference proceedings.

Mr Peter Lee, General Manager Corporate and Company Secretary

Mr Lee has over 20 years of experience in the accounting, company secretarial and commercial fields both in Australia and overseas. He joined AXIS Consultants in 1987. Mr Lee has been involved in the development and introduction of a range of corporate issues including registration of several companies in the United States, chairing due diligence committees, preparation of prospectuses, takeovers, project management, preparation of annual reports, and organisation and control of annual general meetings. Prior to joining AXIS Consultants, he spent six years with Price Waterhouse in Melbourne and Papua New Guinea. Mr Lee is a Chartered Accountant, a Fellow of the Chartered Institute of Company Secretaries in Australia Limited and a Member of the Institute of Company Directors in Australia.

SENIOR SCIENTISTS

Autogen's senior scientists are employed by either Deakin University, IDI or AXIS Consultants under one year employment contracts and their services are provided to the research programs funded by Autogen.

Ken Russell Walder, BSc(Hons), PhD, joined Autogen's laboratory at Deakin University in May 1999 to manage Autogen's gene discovery group. After obtaining his PhD at Deakin University in 1997, he held a post-doctoral position at the National Institutes of Health at Phoenix, Arizona in the USA where he joined the search for genes related to diabetes in Pima Indians, who have a high incidence of diabetes and obesity.

Jeremy Bryan Mark Jowett, Bsc(Hons), DPhil, is the Director of Genetics Research at IDI. Autogen has an agreement with IDI to study newly discovered genes in human populations who differ in racial background and susceptibility to disease. Dr Jowett completed a PhD at Oxford before spending five years at the University of California, Los Angeles studying the molecular biology of HIV.

Lakshmi Kantham, BSc, MSc, PhD, joined Deakin University in November 1999 with responsibility for the functional studies on new genes identified in the gene discovery program. She has a depth of expertise in areas of research with direct application to Autogen's research programs. Dr Kantham has worked at Harvard University in the USA and in Germany and New Zealand.

David Harry Segal, BSc(Hons), PhD, has been responsible for the use of the *miccroarray technology acquired by Autogen and its application to gene discovery* since December 2000. In 1996, he completed his PhD at the John Curtin School of Medical Research at the Australian National University, then spent five years at the NIH National Institute of Allergy and Infectious Diseases at Bethesda, Maryland in the USA.

Andrea de Silva BSc, MHN, PhD, has been primarily responsible for Autogen's bioinformatics laboratory for the past 18 months. She is currently the head of Autogen's bioinformatics laboratory. Dr de Silva obtained her PhD from Deakin University. She has a strong background in both nutrition and the genetics of diabetes and obesity.

Janette Tenne-Brown, BSc(Hons), PhD, moved to the University of Melbourne after completing her BSc at Deakin University. During her PhD in the area of development neuroscience, she gained the experience and skills needed to run the Immunohistochemical Laboratory where she applies the techniques needed to localise new genes and proteins in tissue sections. Dr Tenne-Brown took up her position at Deakin University in early 2000.

Yuan Gao, BSc, MSc, PhD, has participated in the functional genomics component of the gene discovery program funded by Autogen since May 2001. He returned to Deakin University from a post-doctoral position studying aspects of diabetes at the John Hopkins University School of Medicine in Baltimore, Maryland in the USA. Dr Gao attained his MSc at the University of Adelaide and his PhD at the Northern Territory University in Darwin.

Kelly Fiona Windmill, BSc(Hons), PhD, completed her PhD at Deakin University before moving to the University of Queensland to carry out research involving characterisation of novel drug metabolising enzymes. She returned to Deakin University in 1998 and has had a key role in supervising a wide range of molecular techniques crucial to the overall process of gene discovery.

Fabien Simon Dalais, BSc(Hons), PhD, completed his PhD at Monash University and was a senior research officer in the Food and Agricultural Organisation Centre of Excellence, Monash University, prior to joining us in October 2001. He is the project manager responsible for setting up Autogen's research centre in Mauritius with the main objective of expanding Autogen's repository of human DNA and tissue samples through collection of the same from the self-contained and multi-ethnic populations in Mauritius.

Janine Susan McMillan, BSc(Hons), PhD, obtained her PhD from the University of Melbourne and is currently working as a postdoctoral fellow in Autogen's metabolic research unit at Deakin University. She has substantial experience in molecular biology and plays a key role in Autogen's gene discovery programs particularly in bioinformatics.

Judith Jessie Bond, BSc(Hons), PhD, obtained her PhD from the University of Sydney and has experience in biochemistry, particularly in the area of protein phosphorylation. She is currently working as a postdoctoral research fellow in Autogen's metabolic research unit at Deakin University where she has a key role in the functional validation studies for Autogen's gene discoveries.

Joanne Curran, BSc, BHSc(Hons), PhD, recently completed her PhD on breast cancer molecular genetics at the Genomics Research Center at Griffith University. She took up her position at the IDI Genetics Research Laboratory in January 2002 where she is primarily responsible for operation of the mass spectrometry system recently acquired by Autogen for high throughput typing of Single Nucleotide Polymorphism genetic variants (SNP's).

Kate Elliott, BSc(Hons), PhD, completed her PhD on Drosophila molecular genetics at Imperial College, London before moving to the Murdoch Institute, Melbourne in 1996. There she gained extensive experience in mammalian genetic methodologies, the analysis of complex traits and bioinformatics. She took up position as bioinformatician at the IDI Genetics Research Laboratory in November 2001.

SCIENTIFIC ADVISORY BOARD

The Scientific Advisory Board was established by Autogen to assist with the Directors' goal of establishing a portfolio of research programs covering diabetes, obesity and other major diseases with the aim of commercialization. The Scientific Advisory Board is responsible for identifying new research opportunities and monitoring existing projects. It meets no less than every four months and reviews the status of each project being undertaken. It also discusses, reviews and, when appropriate, recommends new projects to the Directors.

DIRECTORS, MANAGEMENT, SENIOR SCIENTISTS & SCIENTIFIC ADVISORY BOARD

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of Autogen's Scientific Advisory Board. Professor Zimmet is amongst the world's leading scientists in the fields of diabetes and obesity. He is Professor/Director of IDI, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the USA. He is actively involved with the World Health Organization's diabetes and obesity study groups and is a member of the Australian Federal Government National Advisory Group on Diabetes and Victorian Government Advisory Committee for Diabetes. In 2002, Professor Zimmet has been awarded the *Harold Rifkin Award for Distinguished International Service in the Cause of Diabetes* by the American Diabetes Association.

Dr John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, USA. He is the first researcher from the Southwest Foundation to be selected for a "Method to Extend Research in Time" (MERIT) award from the National Institutes of Health, USA. He is a leading international statistical genetist. Dr John Blangero has also been appointed as a consultant to Autogen where he will lead the Human Population Genetics Program. He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr Blangero leads a number of government-funded research projects in the USA related to the genetics of common complex diseases.

Professor Ian Gust, A.O., MD, FRCPA, FRACP, FTS., moved to CSL Limited ("CSL") in 1990 to become its Research and Development Director after establishing the MacFarlane Burnet Centre for Medical Research and becoming its first director. During the ensuing decade, he was responsible for managing a research and development budget of more than $20 million per annum. Recently retired from CSL, Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children's Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organisation. He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota Inc.

Professor Ian R Mackay, A.M., MD, FRCP, FRACP, FRCPA, FAA., is amongst the world's leading scientists in autoimmune diseases. He is a Professional Fellow in the Department of Biochemistry and Molecular Biology at Monash University. He was formerly Head of the Clinical Research Unit of the Walter & Eliza Hall Institute and Royal Melbourne Hospital. In September 1998, Dr Mackay and co-editor Dr N.R. Rose published their influential text, "The Auto-immune Diseases" 3rd edition.

Professor Robert Williamson, PhD, FRCP, FRS, FAA, is amongst the world's leading scientists in gene therapy. He has worked at major international research institutions, which specialize in the areas of molecular biology. He currently holds the positions of Director of the Murdoch Childrens Research Institute and Professor of Medical Genetics of the University of Melbourne.

Part 1 — Summary Information



The information contained in Part 1 is not intended to be comprehensive. Accordingly you should read Part 1 in conjunction with the entire Prospectus.

1.1 THE OFFER

The Company is making a renounceable rights offer of Shares ("the Rights Issue") to Shareholders on the basis of one Share for every three fully paid ordinary Shares held on 28 May 2002 with an issue price of 65 cents per Share. For a description of the rights attaching to these Shares see item 4.2.

1.2 OFFER PERIOD

The Prospectus will be dispatched by no later than 31 May 2002 and the offer will close on 24 June 2002 unless closed earlier or extended at the discretion of the Directors.

1.3 HOW TO APPLY FOR THE SHARES

An Entitlement and Acceptance Form for the Shares accompanies this Prospectus.

If you decide to apply for Shares you must:

1) Complete an original Entitlement and Acceptance Form which accompanies this Prospectus. Detailed instructions for completing the form appear on the reverse side of the Form. Photocopies will not be accepted. Write in LARGE CAPITAL LETTERS.

2) Pay by cheque drawn on and payable at any Australian bank or financial institution in Australian currency. The cheque should be made payable to "**Autogen Limited**" and marked "**Not Negotiable**".

3) Mail the completed Entitlement and Acceptance Form and cheque to Computershare Investor Services Pty Ltd. The Form and cheque must arrive by 7.00pm (Eastern Standard Time) on 24 June 2002.

1.4 RIGHTS TRADING

The Company's Shares are quoted on the ASX.

The rights to Shares will be tradeable by shareholders both on the ASX and off-market between 22 May 2002 and 17 June 2002.

Shareholders resident in the USA are only permitted to sell or transfer the rights to Shares in accordance with Regulation S of the Securities Act of 1933.

1.5 NUMBER OF SHARES OFFERED

Approximately 12,672,391 Shares will be offered. As a result, the offer will raise approximately $8,237,054 (less the costs of the issue) if Shareholders take up all the Shares offered.

In accordance with the terms of existing options on issue, the Company has given optionholders notice allowing them to exercise their options in order to participate in the Rights Issue. Accordingly the number of New Shares to be issued under the Rights Issue is an estimate and may change if existing optionholders exercise existing options.

1.6 DIRECTORS TO HAVE THE ABILITY TO PLACE ANY SHARES NOT TAKEN UP BY SHAREHOLDERS

The Directors reserve the right to place, at their discretion, any Shares not taken up by Shareholders ("Shortfall Securities") within three months of the closing date of this offer on the same terms and conditions as those Shares issued to Shareholders under this offer and as allowed by Exception 3 to ASX Listing Rule 7.2. The Rights Issue is not underwritten. The placement of Shortfall Securities will take place using the Placement Application Form which accompanies this Prospectus. Persons wishing to participate in the allocation of Shortfall Securities should complete the Placement Application Form in accordance with the instructions contained on it. The Directors retain the right

to exercise their discretion in placing the Shortfall Securities including the basis of allocation of Shortfall Securities to any one or more applicants.

1.7 RIGHTS AND LIABLILITES ATTACHING TO SHARES

The Shares issued pursuant to the Prospectus will rank pari passu in respect of future dividends (if any) payable and in all other respects with existing Ordinary Shares. A summary of the rights and liabilities attaching to the Shares is set out in Part 4.5.

1.8 RIGHTS OF EMPLOYEE OPTIONHOLDERS

Employee Optionholders are not entitled to participate in the Right Issue. However the terms of the Employee Options provide that if the Company makes a pro-rata issue of securities other than a bonus issue then the exercise price of Employee Options shall be reduced according to the formula in ASX Listing Rules.

1.9 PURPOSE OF THE RIGHTS ISSUE

The funds raised by the Rights Issue will be used in accordance with the annual budgets outlined below to:

- expand Autogen's research programs and intellectual property portfolio.
- promote the competitiveness of Autogen's projects by providing funding and resources to enable the Company to deliver products for commercialisation as quickly as possible.
- provide the working capital necessary for all aspects of the business including resources for the protection of patents and intellectual property and identifying and establishing new project opportunities and alliances.

The budget for operations for the period to 30 June 2004, is as follows:

	$ 000's
Biotechnology research	10,637
Estimated costs of Prospectus including experts, legal, printing and mailing	100
Working capital	5,500
	16,237
Less estimated research funding	8,000
	8,237

Note: The Company's payments for biotechnology research are partially offset by funding from Merck.

Although it is the Directors' current intention to use the funds as set out above, they reserve the right to reassess the proposed use of funds and, in particular, to use those funds to pursue other biotechnological opportunities that may arise from time to time.

If the maximum number of Shares offered are issued, the funds raised will be expected to be sufficient to cover the Company's budgetary requirements for 2 years after the completion of the issue of Shares. The Company will require further funds after this period to continue with its research and evaluation and

perhaps development activities and the Company plans to finance these ongoing activities from either debt or equity.

If the maximum number of Shares offered are not taken up, the funds raised will be applied as determined by the Directors and on terms that may be negotiated and agreed with relevant third parties.

1.10 PROFIT OUTLOOK

There can be no assurance that a commercially viable project will result from the Company funding biotechnology research activities. As a result the Company is not able to advise on its profit outlook.

1.11 RISK FACTORS RELATING TO THE RIGHTS ISSUE

Applicants should appreciate that biotechnology research is a high risk enterprise which only occasionally provides rewards and where new discoveries are rare. Other risk factors include:

- consequences of inability to raise funds;
- operating losses from operations;
- no commercialization of gene discoveries;
- not finding genes of commercial interest;
- not being able to secure patent protection of intellectual property;
- access to third party intellectual property may be terminated;
- not being able to license gene discoveries on commercially favorable terms thus effecting future revenue;
- revenues may be affected if partners are unsuccessful in developing and commercializing drugs and/or diagnostics;
- competition in making discoveries of target genes;
- retention/attraction of key personnel;
- risk of failure is higher at earlier stages of research projects;
- if unable to secure and maintain access to human population samples, may not be able to continue human population genetics program;
- if unable to maintain access to breeding colony of Israeli Sand Rats or if breeding program affected, may be unable to continue discovery program using animal model;
- if regulations governing genetic research are made more restrictive, research may be impeded or prevented;
- insurance risks;
- collaboration with Merck;
- currency exchange risks;
- dependence on AXIS Consultants Pty Ltd for management services;
- possible volatility in the market price of the Company's shares;
- future sale or availability of the Company's shares may exert a downward pressure on our share price;
- future dilution due to future capital requirements; and
- negative publicity may adversely affect the Company's share price.

For a more detailed explanation of these risk factors, see Part 3.4.

1.12 APPLICATION MONIES

Application moneys will be held in a subscription account until issue in accordance with the Corporations Act. The Directors reserve the right to issue Shares progressively during the period the Offer is open. Any interest earned on the application moneys will be for the benefit of the Company and will be retained by the Company irrespective of whether the issue takes place in whole, in part or not at all.

1.13 ASX QUOTATION OF SHARES

The Company will make application for quotation of the Shares on the ASX within seven days after the date of issue of the Prospectus.

In the event that the ASX does not grant permission for quotation within three months after the date of this Prospectus, any issue of Shares whenever made, on an application pursuant to the Prospectus, is void and the Company shall repay any money received by it pursuant to the Prospectus as required by the Corporations Act.

1.14 PROPOSED CAPITAL STRUCTURE

Assuming all the Shares offered by this Prospectus are issued, the capital structure of the Company will be as follows:

	Number
Issued and Paid Up Capital	
Shares	38,017,171
Shares now offered for Subscription (approximately see Parts 1.5 and 1.6)	12,672,391
	50,689,562
Options	
Listed options on issue	22,159,749
Unlisted options	800,000
Employee options on issue	1,005,000
	23,964,749

1.15 CONSOLIDATED PRO-FORMA STATEMENT OF FINANCIAL POSITION

The payment of the issue price of 65 cents per Share will have an effect on the Company's Consolidated Statement of Financial Position. The audited Consolidated Statement of Financial Position as at 31 December 2001, the Unaudited Consolidated Statement of Financial Position as 31 March 2002 and an unaudited pro-forma Consolidated Statement of Financial Position, as at 31 March 2002, adjusted for the funds raised from the Rights Issue assuming all the Shares are taken up, are set out below.

	Note	31 December 2001 (Audited) $'000	31 March 2002 (Unaudited) $'000	Pro-forma (Unaudited) $'000
CURRENT ASSETS				
Cash		3,119	1,092	9,330
Prepayments		16	7	7
Receivables		1,436	2,389	2,389
		4,571	3,488	11,726
NON-CURRENT ASSETS				
Receivables		253	151	151
Other financial assets		362	294	294
Property, plant and equipment		255	1,270	1,270
		870	1,715	1,715
TOTAL ASSETS		5,441	5,203	13,441
CURRENT LIABILITIES				
Payables		2,014	3,379	3,379
Interest bearing liabilities		111	97	97
Grants received in advance		-	924	924
		2,125	4,400	4,400
NON-CURRENT LIABILITIES				
Interest bearing liabilities		-	-	-
TOTAL LIABILITIES		2,125	4,400	4,400
NET ASSETS		3,316	803	9,041
EQUITY				
Contributed Equity		47,945	47,945	56,183
Reserves		11,666	11,666	11,666
Accumulated losses		(56,295)	(58,808)	(58,808)
TOTAL EQUITY		3,316	803	9,041

Part 2 – Information About Autoge



PART 2 INFORMATION ABOUT AUTOGEN

2.1 COMPANY OVERVIEW

Autogen is an Australian biotechnology company specializing in the use of gene discovery approaches to identify novel therapeutic targets for the treatment of prevalent human diseases. Autogen has various research programs including a diabetes and obesity program and a new program in depression and anxiety. Other new research initiatives include a human genetics program aimed at identifying disease genes in human populations with a high prevalence of disease and the establishment of a Centre for Human Statistical Genomics.

Autogen's research programs are supported by its in-house eXpress Technology Platform, which provides a high throughput capability for identifying new genes and their proteins and validating their role in diseased states. In addition, the research programs utilise Autogen's unique resources which include novel animal models for disease and a human tissue repository containing over 44,000 samples from populations with a high prevalence of a number of common diseases.

The Company's vision is to translate its validated gene discoveries into new drug therapies or disease diagnostics through partnering with pharmaceutical companies. Autogen also seeks partnerships with pharmaceutical, biotechnology and genomics companies wishing to access its technologies and resources.

Autogen's diabetes and obesity gene discovery program has been highly successful with patent applications filed for over 40 novel genes. This program has already attracted commercial support through an alliance with the French pharmaceutical company Merck, a subsidiary of Merck KgaA. Merck has committed funding to the project over the next 5 years. This funding includes an equity investment in Autogen which occurred in 1999, research funding until 2006 and milestone payments for each new target gene discovery. In addition, Autogen will receive royalties and profit sharing for any drugs developed from the program. Recently Autogen established a collaboration with Sequenom to use Autogen's eXpress Technology Platform to functionally validate a selection of Sequenom's candidate disease gene targets.

2.2 COMPETITIVE STRENGTHS

Autogen's Directors believe that the combination of Autogen's human population genomics program, animal model, discovery approach and eXpress Technology Platform gives the Company a competitive advantage. In particular, Autogen uses both human population-based approaches and animal models for its gene discovery programs aimed at identifying candidate disease genes. Autogen's candidate genes are further validated in functional studies using Autogen's eXpress Technology Platform. This allows Autogen to license the intellectual property relating to its gene and protein discoveries as *validated* targets which are ready for the drug development process, as opposed to *candidate* gene targets. Autogen believes that its validated targets have relatively greater commercial value than candidate gene targets.

Autogen's major competitive strengths are as follows:

2.1.1 Human Population Genetics Program and Centre for Human Statistical Genomics

Autogen's human population genetics program represents what Autogen believes to be a viable approach to the discovery of genes influencing common human diseases. Autogen has access to an established repository and database of over 40,000 human samples through a collaboration with IDI.

Autogen believes this population resource is very valuable for studies on the relationship between genotype and disease phenotype.

Autogen aims to expand its existing repository and databases by setting up a centre for sample collection in Mauritius. The current family collection from Mauritius has focused on large pedigrees that provide considerable statistical power to localise genes involved in any common disease or physiological variation. Autogen believes that this planned expansion of the Mauritian family database will provide it with an opportunity for applying modern gene mapping technology to find novel genes influencing common diseases.

In order to identify candidate genes using the complex data generated by the repository and databases, it is important to have excellent statistical support. In this regard, Autogen believes that its new Centre for Human Statistical Genetics headed by Dr John Blangero will provide the analytical expertise in this critical area where the actual gene discoveries are made. Dr. Blangero is an internationally recognised statistical geneticist and was selected for a "Method to Extend Research in Time" (MERIT) Award from the National Institutes of Health, USA ("NIH"). This award is given to less than 1% of NIH-funded researchers during their scientific careers.

Autogen's Directors believe that the expansion of Autogen's repository and databases, coupled with the analytical ability provided by the Centre for Human Statistical Genetics will increase Autogen's potential to identify new disease related genes and provide a substantial competitive advantage.

2.2.2 Animal Model of Human Disease – The Israeli Sand Rat

The Israeli Sand Rat has been shown to be an excellent animal model for identifying new genes related to diabetes and obesity. This is because Israeli Sand Rats develop obesity and diabetes in a manner very similar to humans, by showing a broad spectrum of glucose intolerance, insulin resistance and obesity. As such they providing a suitable model system to uncover new genes and pathways involved in the development of obesity and diabetes. Autogen researchers have identified over 40 novel genes associated with diabetes and obesity using this animal model. This demonstrates the strength of this animal model for identifying novel disease genes.

Recently, Autogen scientists discovered that the Israeli Sand Rat is also a suitable animal model of human depression and anxiety. These animals show a spectrum of symptoms of depression and anxiety (including decreased appetite, weight loss and behavioural changes) when they are separated from their littermates. This indicates a polygenic response, similar to that seen in human populations. The onset of symptoms and time-course of recovery make them ideal for analysing differences in gene expression in diseased state compared

to the normal condition. In addition, the symptoms of depression in the Israeli Sand Rats have been shown to decrease following treatment with know anti depressant drugs.

Consequently, the Israeli Sand Rats can also be used for in vivo testing of the efficacy of new drugs. This will provide Autogen with additional collaboration opportunities with pharmaceutical companies at this crucial stage in the drug development process.

2.2.3 eXpress Technology Platform

Autogen's eXpress Technology Platform allows Autogen to validate its gene discoveries by determining the physiological function of the genes/proteins and evaluating the effects of altering these genes/proteins on disease endpoints. Autogen's eXpress Technology Platform has been designed for flexibility and adaptability and can be used to validate any gene and/or protein discovery for any diseases. Autogen also believes that its eXpress Technology Platform constitutes a comprehensive Genomics and Proteomics platform that is not only invaluable to Autogen's own ongoing research efforts but would also benefit other pharmaceutical and biotechnology companies seeking to validate their own gene targets.

2.2.4 Research Scientists and Scientific Advisory Board

The 13 senior scientists involved in Autogen's research projects are under the leadership of Autogen's Chief Operating Officer, Professor Collier. These scientists are experienced in their chosen fields of obesity, diabetes and depression and anxiety and the key aspects of the eXpress Technology Platform. The senior scientists are supported by a team of more than 40 trained research scientists. The senior research scientists together with Professor Collier are critical in maintaining the highest scientific standards and direction of Autogen's research programs.

Autogen also established its Scientific Advisory Board in 1996 to assist with the Company's goal of establishing a portfolio of research programs covering diabetes, obesity and other diseases with the aim of commercialisation. The Scientific Advisory Board assists management by identifying new research opportunities and monitoring existing projects.

Autogen believe that the experience, expertise and commitment of Autogen's research scientists and the Scientific Advisory Board provide us with an important competitive advantage.

2.3 BUSINESS MODEL

Autogen's three main areas of focus are:-

(i) The use of its animal models and human DNA and health databases for the discovery of novel genes and proteins related to common diseases in human populations;

(ii) Collaboration with pharmaceutical companies for the research and development of novel therapeutic and diagnostics ; and

(iii) the functional validation of gene and protein discoveries as well as testing the efficacy of drugs or diagnostics developed.

A schematic diagram illustrating Autogen's business model as described above is shown as follows:-


Animal Models
• Diabetes & Obesity
• Depression & Anxiety
Human Populations
• Genealogical Data
• Genotypic Data
• Phenotypic Data
Autogen's eXpress Technology Platform
• Gene Discovery
• Bioinformatics and Statistics
• Protein Discovery
• Protein Function
Validated Disease Gene Discoveries
• Drug Applications
• Diagnostic Applications
Pharmaceutical Collaborations
• Partners
• Licensing
• Co-development
Drug Validation Services
Contract Services

2.4 COMMERCIALISATION STRATEGY

A key part of Autogen's commercial strategy is to generate revenue from entering into licensing agreements with pharmaceutical companies and other biotechnology companies pursuant to which Autogen will supply validated gene and protein discoveries for their drug development pipelines. Through this strategy, Autogen aims to generate revenue through the discovery and development phase. In addition, Autogen will receive royalties arising from any commercialisation of drugs developed from its gene and protein discoveries.

Another part of Autogen's commercial strategy is to enter into agreements with biotechnology companies to utilise Autogen's eXpress Technology Platform.

Autogen's research programs and eXpress Technology Platform have already attracted pharmaceutical and biotechnology alliances.

Autogen have established an alliance with Merck for diabetes and obesity gene discovery. Merck has committed research funding between 1999 and 2006. In addition and depending on final negotiations, Autogen are entitled to receive significant milestone payments at the commencement of phase 3 clinical trials (refer part 4.2.1) and significant royalties upon commercialisation of drugs produced, from each new target gene discovery.

Autogen have also established an alliance with Sequenom to validate a number of their candidate gene targets. This alliance attests to the capabilities of Autogen's research team and recognizes the international competitiveness of Autogen's high throughput eXpress Technology Platform.

Alliances of small biotechnology companies such as Autogen with large pharmaceutical companies are very common in the biotechnology industry.. In the year 2000 alone there were over 300 new alliances formed between biotechnology companies and pharmaceutical companies These alliances can potentially combine the innovations of smaller partners with the resources of the larger partner, resulting in commercial fruition. According to drug industry figures, 30 per cent. of drugs currently in clinical trials come directly from the biotechnology industry. Consequently, pharmaceutical companies are now increasingly keen to partner with biotechnology companies and the terms of such partnerships have become more favourable for the biotechnology companies involved. In 2001, a number of these deals were valued in US$100 millions with one deal between CuraGen Corp and Bayer Corp being valued in the US$ billions. Drug companies are now looking to biotechnology companies to find new drugs. Consequently, the Directors believe the prospects for Autogen finding commercial partners for its new drug discovery programs are good.

Autogen's commercial strategy has been to focus Autogen's research programs into identifying genes involved in common metabolic diseases affecting large segments of populations for which new drugs or diagnostics have a high commercial potential. This further ensures that major pharmaceutical companies will be interested in co-developing new therapies with us. Due to the demand for any drugs developed in these disease areas, there is the potential to generate large future revenue streams. The high prevalence of diseases such as diabetes, obesity, depression and anxiety especially in western societies has resulted in large increases in world drug sales. For example, anti-depressant drugs are the highest selling drug class in the world with sales expected to reach US$15 billion by 2002. Any one drug developed for these markets from Autogen's gene discoveries has the potential to generate major revenues for us in the future. In addition, Autogen's new human population genetics research program will also be aimed at other diseases with high prevalence such as cardiovascular disease and osteoporosis which also have very large drug markets.

2.5 CORPORATE OBJECTIVES

2.5.1 Depression and Anxiety Research

Autogen's unique animal model, the Israeli Sand Rats, show phenotypic changes similar to those displayed by humans, including decreased appetite and other behavioural changes associated with depression when they are singly housed. They show a spectrum of responses to separation, and the onset,

severity of symptoms and time course of recovery indicate that the animal model is suitable for gene discovery research using Autogen's differential gene expression screening approach. To the best of Autogen's knowledge, no other animal model responds in this way.

Autogen have completed preliminary studies examining differential gene expression during the development and resolution of depression in Autogen's animal model. Using Autogen's in-house gene chip microarray facilities, Autogen are in the process of identifying novel genes expressed during various stages of the disease.

Autogen are currently exploring potential collaborative links with pharmaceutical and/or biotechology companies for this research program.

2.5.2 Joint venture/alliances with other pharmacuetical and/or biotechnology companies

Autogen also intends to generate revenue through commercial arrangements with pharmaceutical and/or biotechnology companies as follows:-

2.5.2.1 eXpress Technology Platform

As described in detail under "Autogen's Business Model", Autogen's eXpress technology platform encompasses a spectrum of methods from across the fields of gene discovery, protein discovery and physiology, including genotyping and sequencing technology, protein to protein interaction and *in vitro* as well as *in vivo* functional validation. Autogen's eXpress Technology Platform has been designed with flexibility and adaptability and can be used to validate any gene and/or protein discovery for any disease.

Autogen believes that the eXpress Technology Platform constitutes a comprehensive platform for the study of Genomics and Proteomics that is not only invaluable to its own ongoing research efforts but would also benefit other pharmaceutical and/or biotechnology companies to validate their gene targets. Pharmaceutical companies that have large research and development programs may benefit from Autogen's eXpress Technology Platform through lower cost and expeditious validation programs at Autogen's facility. In addition, to the best of Autogen's knowledge, there are a large number of biotechnology companies with discovery capabilities that do not possess the facilities or expertise to carry out validation of these discoveries as potential drug targets. For example, Autogen have entered into a commercial collaboration with Sequenom, to validate their own gene discoveries using the eXpress Technology Platform.

Autogen are actively seeking further collaborations that may take the form of joint ventures with suitable pharmaceutical and/or biotechnology companies or contracts for provision of services.

2.5.2.2 Co–development of New Therapies

Autogen's current research programs have generated a number of gene discoveries that may have important roles in the development of a number of diseases including cardiovascular disease and inflammation. Autogen seeks joint venture partnerships with small molecule companies, antibody companies

and structural chemistry companies to maximize Autogen's potential in co-development of single candidate gene discoveries from its research programs in a number of disease indications.

2.5.2.3 Human Population Genetics Program

Autogen is currently expanding its human population genetics initiative to study how genetic factors influence many chronic diseases such as hypertension, osteoporosis and cardiovascular diseases. This new program will expand Autogen's human tissue repository and establish new health databases.

The large amount of genotypic and phenotypic data in these databases together with the data in Autogen's existing databases will provide Autogen's research scientists with the ability to analyse the association between specific genes and certain diseases. This information can be used to:-

- identify new disease-related genes and proteins;
- identify genes or proteins that may indicate the predisposition to the development of certain diseases in individuals; and
- identify genetic differences in individuals associated with adverse drug reactions (pharmacogenomics).

Autogen's human tissue repository and health databases will provide the potential for generating revenue through commercial arrangements which may include contracts for provision of access to the databases, or partnerships with pharmaceutical and/or biotechnology companies to develop new drugs or diagnostics.

2.6 RESEARCH PROGRAMS

2.6.1 Unique Animal Model

2.6.1.1 Diabetes and Obesity

Autogen's diabetes and obesity gene discovery research program utilises the Israeli Sand Rat as an animal model for these diseases.

Israeli Sand Rats develop obesity and diabetes in a manner very similar to humans. They show a broad spectrum of glucose intolerance, insulin resistance and obesity. Consequently they provide a suitable model system to uncover new genes and pathways involved in the development of obesity and diabetes. The metabolic profile observed in the Israeli Sand Rat, as illustrated in the figure below, is remarkably similar to that previously seen in cross-sectional studies in human populations. Autogen believes that through its agreement with Deakin University and IDI, it has access to one of the very few Israeli Sand Rat research colonies that exist in the world

The Israeli Sand Rat model is used in direct combination with the technologies of Autogen's eXpress Technology Platform. In particular, the initial differential gene expression studies are carried out using our in-house microarray gene chips that display up to 15,000 genes isolated from specific Israeli Sand Rat tissues. These tissue-specific, custom-made gene chips maximise Autogen's capacity to identify new disease related genes. Genes that are expressed or regulated differently in diabetic versus non-diabetic animals are identified by isolating RNA from key tissues known to be involved in the development of obesity and diabetes, including brain, pancreas, liver and muscle. Differential

gene expression is then determined using microarray gene chips. Any genes which are expressed differently are then analysed for their roles in these diseases and their potential for drug development is then determined. To date, the Israeli Sand Rats program has enabled us to identify over 40 novel genes that have been submitted for patent protection for their possible roles in these diseases.


A.
B.
C.
Number of cases
100
80
60
40
20
0
120
140
160
180
200
220
240
260
280
Body Weight
Insulin (mU/L)
1000
800
600
400
200
0
2 4 6 8 10 12 14 16 18 20
Glucose Conc. (mmol/L)
Insulin (mU/L)
120
100
80
60
40
20
0
1 2 3 4 5 6 7
Glucose Conc. (mmol/L)

The Israeli Sand Rat population shows a normal distribution in regard to body weight (**A.**) and their metabolic profile with respect to the relationship between plasma glucose levels and plasma insulin concentrations (**B.**) is similar to the characterisic inverted-U-shaped curve seen in humans (**C**)

2.6.1.2 Depression and Anxiety

The Israeli Sand Rat is also a suitable animal model of human depression and anxiety. These animals show symptoms of depression and anxiety, including behavioural changes, in a manner similar to humans when they are separated from their littermates. Importantly, preliminary data from Autogen's research scientists indicates that the treatment of these animals with anti-depressant agents can prevent the onset of depression and anxiety following isolation, further support that the Israeli Sand Rat is a suitable model of human depression and anxiety. The onset of symptoms and time-course of recovery make them ideal for analysing differences in gene expression in the diseased state compared to the normal condition.


A.
Non-Responders
Change in body weight (g)
Time (days)
B.
Responders
Change in body weight (g)
Time (days)
C.
Separated
Unseparated
16.7 +/- 2.4
23.9 +/- 2.5

Israeli Sand Rats (*Psammomys obesus*) were separated from their peers and housed individually for varying periods of time. Some of the sand rats were unaffected by separation and continued to feed and put on weight (**A.** non-responders) while a group of sand rats lost weight dramatically and showed other signs of depression (**B.** responders). Using the open field test (OFT), a standard behavioural test for depression, it was confirmed that separated animals show behaviour which is consistent with depression i.e. they spend significantly less time in the brightly lit inner section of the OFT compared with communally housed (unseparated) animals (**C.**).

This new animal model for depression and anxiety will form the basis of Autogen's new depression and anxiety gene discovery program. Changes in gene expression during the development and resolution of depression in this animal model will allow the identification of genes that play a role in the various stages of these diseases. Autogen scientists have constructed gene chip microarrays containing more than 12,000 genes from a cDNA library made from Israeli Sand Rat brain tissue. These arrays will allow high-throughput, large-scale analysis of gene expression in the brains of these animals that could lead to the identification of genes involved in the development or progression of these diseases.

2.6.2 Human Population Genetics Program and Centre for Human Statistical Analysis

Autogen's human population genetics program represents what Autogen believes to be a viable approach to the discovery of genes influencing common human diseases. Autogen has developed a comprehensive framework for discovering disease genes in human populations. This program includes an established repository and database of over 40,000 human samples, modern high-throughput genotyping technology, and a novel statistical analytical approach that employs advanced methods to analyse the massive amounts of data that are generated. Autogen's human sample repository is largely obtained from pacific island populations that have been well characterised for diseases and disorders such as diabetes, obesity, and heart disease. Phenotypes and diagnoses related to these diseases are available in Autogen's database.

In addition to this population-based resource, Autogen also have a repository/database of families that provides us with a resource for gene discovery using gene mapping. Autogen's family collection from Mauritius has focused on large pedigrees that provide considerable statistical power to localise genes involved in any common disease or physiological variation.

At the research facility at Toorak, Melbourne, a high-throughput genotyping laboratory has been built that utilizes advanced sequencing techniques and mass spectrometry technology for rapidly typing genetic polymorphisms that can either cover the whole human genome or focus on specific positional candidate genes.

Due to the complex relationship between genotype and disease phenotype, all of this information needs to be processed statistically in order to make inferences regarding the causal effects of specific genes on disease risk. As such, Autogen have established the Centre for Human Statistical Genetics, an advanced statistical genetics centre led by Dr. John Blangero from the Southwest Foundation for Biomedical Research in San Antonio, Texas in his capacity as consultant to Autogen. At the Centre for Human Statistical Genetics, Dr. Blangero and his team have developed statistical genomic tools to pinpoint genetic variations that lead to diseases. These genomic tools utilise new mathematical models that employ high performance computers (using parallel computational methods) to greatly speed up gene localization and the identification of functional genetic variations.

2.6.3 Validation of Gene and Protein Discoveries

2.6.3.1 eXpress Technology Platform

The advent of new molecular technologies and the recent sequencing of the entire human genome have provided researchers with the ability to identify disease genes more rapidly. Autogen have taken advantage of these advances in technology to develop Autogen's in-house eXpress Technology Platform. The eXpress Technology Platform provides Autogen's research scientists with a high throughput system for identifying, analysing and validating new disease-related genes.

Autogen's eXpress Technology Platform includes the following technologies:-

- **Gene Expression Profiling Facilities**

  Autogen uses differential gene expression analysis for identifying genes that may be involved in diseases. In the diseased state, genes are often abnormally expressed. Comparative analysis of the RNA profile in tissues from diseased compared to non-diseased animals can be used to identify genes that may be important in the development of those diseases. These genes are then good candidates for further research as they may directly affect the diseased state. Autogen's senior scientists have used a number of different methods to identify genes in Autogen's obesity and diabetes programs. The most recent technology Autogen is using involves the use of microarray gene chips which consist of up to 20,000 genes arrayed on a small glass slide. This allows for high throughput analysis of gene expression profiles in diseased and healthy animals. Autogen's microarray facility has increased Autogen's speed in identifying candidate disease genes.

- **Gene Sequencing Facilities**

  The first step in deciding whether the genes identified in Autogen's differential expression arrays may have a role in a particular disease involves determining the gene sequence. This allows Autogen to determine whether a gene is novel or a known gene that has not been previously shown to be associated with a particular disease. As large numbers of genes can be identified by differential expression, it is essential to have the capability to sequence genes rapidly and accurately. This requires the latest DNA sequencing machinery which enables high throughput sequencing of genes. Good DNA sequencing facilities are also essential for many of the routine functional genomics techniques used by Autogen's research scientists and Autogen's facilities include 2 ABI3100 genotyping machines. In addition to Autogen's gene sequencing facility, Autogen have recently purchased a MassARRAY system from Sequenom for the analysis of SNPs from Autogen's human tissue samples. Autogen believes that this high throughput system will allow us to efficiently and accurately analyse its DNA samples for mutations.

- **Bioinformatics and statistical analysis**

  Bioinformatics involves the use of sophisticated computer programs to analyse and interpret large amounts of biological data. It is essential for analysing any gene and protein sequences in order to determine relationships or similarities with other genes or proteins by accessing large public and private databases. It can be the first step in the process of identifying possible structural or functional roles for the DNA sequences being analysed. Autogen uses an in-house bioinformatics laboratory as part of its eXpress Technology Platform. Autogen has access to the computing power and databases required for accurate gene and protein sequence analysis.

  Autogen's gene discovery programs also generate a large amount of data that requires sophisticated statistical analysis. Autogen's recently established Centre for Human Statistical Genomics, also supports the comparative analysis of this data.

- **Proteomics Facilities**

  Studying proteins encoded by genes is often crucial for understanding the role of a gene and how a mutation in, or abnormal expression of, the gene can result in a diseased state. The functional role of a gene and its protein can also allow us to evaluate whether the particular gene or protein will be a good drug target.

For example, proteins that are receptors or enzymes which are crucial to the biochemical pathways involved in the disease are very good drug targets. Autogen have the technology necessary for studying the structural and functional role of proteins in diseases. These include facilities for protein production, antibody production and protein binding analyses to determine binding partners. In addition we use antisense gene expression and adenoviral/retroviral gene delivery and expression approaches for analyzing the effects of blocking or expressing the gene or interest. This allows us to determine how the expression of a particular gene can affect the disease process.

2.7 RECENT PROGRESS - DISCOVERY OF NOVEL GENES AND PROTEINS IN OBESITY AND DIABETES

Since entering the field of biotechnology research, Autogen has made significant discoveries in its research programs in the areas of obesity and diabetes. In the area of obesity, Autogen discovered the *Beacon* gene which produces a protein that regulates food intake and body weight. The *Beacon* gene was initially discovered in the Autogen-funded research laboratories at Deakin University, Victoria, using the Israeli Sand Rat as an animal model for human obesity. Following the initial discovery of the *Beacon* gene in 1998, Autogen's findings of the Beacon gene were published in the USA-based international journal, "Diabetes", in November 2000. "Diabetes" is an official publication of the American Diabetes Association and all articles are subject to strict peer review prior to publication. The publication of Autogen's findings represented the culmination of two years of intensive research into the *Beacon* gene since its initial discovery. As such Autogen believes it to be a recognition of the *Beacon* gene as a new pathway involved in the control of food intake and energy balance.

Autogen also announced in October 2000 that, it had achieved a major milestone in its diabetes research program with the discovery of a new gene associated with diabetes – *Tanis*. *Tanis* relates to a protein receptor involved in the body's response to fasting and the regulation of glucose and fat metabolism. Regulation of this new receptor appears to be abnormal in diabetes. Autogen's research scientists found that there were increased levels of the *Tanis* gene in diabetic and obese Israeli Sand Rats compared to lean and healthy Israeli Sand Rats. They have also shown that Tanis is a receptor for serum amyloid A ("SAA"), an acute phase inflammatory protein linked with a number of disease states, including diabetes. Autogen believes this discovery to be the first report of a receptor for SAA and this research could lead to major advances in the knowledge of how SAA is regulated. This research has been recently accepted for publication in "Diabetes" and is currently "In Press". Autogen expect the findings to be published within the next few months.

In addition to Autogen's discoveries of the *Beacon* and *Tanis* genes, Autogen announced in August 2001 the discovery of a further novel gene "AGT-203" which is associated with diabetes. This gene is found in a specific location on human chromosome 3 that has been linked to Type 2 diabetes in a number of different human populations. AGT-203 was first discovered in diabetic and obese Israeli Sand Rats. Autogen's research scientists also identified the same gene in humans. AGT-203 is predominantly found in skeletal muscle, a key tissue involved in the development of diabetes. Autogen's research scientists

were able to show that when body weight and symptoms of diabetes increased in the Israeli Sand Rats, the level of AGT-203 in skeletal muscle decreased. The finding that obese and diabetic Israeli Sand Rats were unable to produce enough AGT-203 in their muscles offers a new lead in understanding the development of diabetes and therefore potentially a new avenue for diabetic therapy. Autogen are currently conducting further studies in human samples to investigate whether AGT-203 is responsible for the linkage with Type 2 diabetes previously observed in this genomic region. The results of these studies will be considered in conjunction with the gene expression data to determine the likelihood of AGT-203 as a new target for the treatment of diabetes. In addition to the genes described above, Autogen's obesity and diabetes program has identified a number of other genes with the potential to be therapeutic targets. Functional validation studies are currently being carried out on a number of these gene candidates. On 22 February, 2002 Autogen announced the filing of a patent application in the USA for 5 new diabetes and obesity gene candidates, bringing the total number of genes that Autogen has lodged patent applications for to 41.

2.8 MERCK COLLABORATION IN DIABETES AND OBESITY

Autogen's gene discovery program in diabetes and obesity is partnered with Merck. Merck has entered into research agreements and commercialisation agreements with Autogen in the fields of diabetes and obesity.

Since 1999, Autogen have entered into three research and licence agreements ("Merck Research Agreements") relating to Autogen's obesity research program and Autogen's diabetes research program with Merck (collectively, "Autogen's Obesity and Diabetes Research Programs"). Under the Merck Research Agreements (which are valid until 30 June 2006), Merck has provided the majority of the research funding required for Autogen's obesity and diabetes research programs. The obesity and diabetes research programs are divided into 2 stages:

- Stage 1 research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies; and

- Stage 2 research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 research and the validation of these discoveries as potential targets for development of drugs.

Depending on final negotiations, Autogen are entitled to receive significant milestone payments at the commencement of phase 3 clinical trials and significant royalties upon any commercialisation of drugs produced, from each new target gene discovery. Autogen have already received 2 milestone payments of FFR 3 million each for Autogen's initial obesity (Beacon) and diabetes (Tanis) discoveries.

2.9 SEQUENOM COLLABORATION – FUNCTIONAL GENOMICS

Autogen also aims to generate revenue by providing other pharmaceutical and/or biotechnology companies access to Autogen's eXpress Technology

Platform and the expertise of Autogen's research scientists to validate their gene discoveries as potential drug targets.

In December 2001, Autogen entered into a service agreement with Sequenom pursuant to which Sequenom engages us to apply Autogen's eXpress Technology Platform, resources and expertise to validate and functionally characterise a number of their selected genetic targets ("Sequenom Research"). The service agreement is for a term of one year.

The Sequenom research will be overseen by representatives from both Sequenom and Autogen. All results of the Sequenom research and all rights, title and interests in the Sequenom research shall be the exclusive and sole property of Sequenom and may be used by Sequenom for any purpose without further obligation or liability to us.

This contract will be reviewed at the end of the year and extension and expansion of the collaboration will be considered.

2.10 LICENSING AGREEMENT WITH KYOKUTO PHARMACEUTICAL INDUSTRIAL CO LTD ("KYOKUTO")

In early 1999, Autogen developed a new source of Glutamic Acid Decarboxylase ("GAD") with all the properties of natural GAD in acceptable quantities but with no disease transmission risks. Autoantibodies to GAD are found in some patients with Type 1 diabetes. GAD can be used to detect these antibodies in patients' serum and consequently can help diagnose the disease. Autogen entered into a licensing arrangement with Kyokuto Pharmaceutical Industrial Co Ltd whereby Autogen licensed Autogen's technology and patents in relation to a diagnostic kit incorporating the new source of GAD. This diagnostic kit is to be used for widespread screening for Type 1 diabetes.

2.11 ETHICS POLICIES FOR RESEARCH

Ethical conduct in research serves to protect the welfare and rights of human and/or animal participants in research. Ethical conduct also serves to facilitate research so that any outcomes are designed to be beneficial to the community or to humankind.

The "Joint NHMRC/ACCV Statement and Guidelines on Research Practice" provides a framework of minimum acceptable standards for conducting scientific research. Autogen scientists have used these guidelines to develop their own research procedures to ensure that all research carried out for Autogen is conducted to the highest ethical standards. In addition they have established procedures to ensure the validity and accuracy of all of their research results.

2.11.1 Ethics Policy for Research Involving Animals

Autogen research projects involving the use of animals are all carried out with approval from the appropriate Animal Ethics Committee and all experiments are carried out in accordance with the "Australian Code of Practice for the Care and Use of Animals for Scientific Purposes". In particular, Autogen scientists design their experiments to minimise the numbers of animals used and minimise pain and distress in animals in research.

2.11.2 Ethics Policy For Genetic Research Involving Human Biological Materials

One of the major concerns regarding the use of human tissue for biomedical research is the harm that the results may cause individuals or collectives participating in the research, such as the revelation of private information about their present or future health status. This is particularly relevant in research where tissue is used for genetic studies into the identification of genes that are predisposed to certain diseases, as the participants may not have been aware that they were at risk. Such revelations would also impact on family members and could affect an individual's status in the community or the ability of certain persons to obtain particular types of insurance. In this regard, genetic research involving humans should abide by the three basic ethical principles of research as identified in the Belmont Report (1978) and adopted by the Australian Health Ethics Committee ("AHEC") for the National Health and Medical Research Council of Australia. These three basic principles are:-

Respect. For all persons involved in the research
Beneficence. To maximize possible benefits and minimize any possible harm
Justice. To determine who ought to receive the benefits of research and bear its burdens.

In addition to the above, researchers are expected to maintain their integrity and professional conduct when conducting research. This includes a commitment to the research and its contribution to knowledge, a commitment to using appropriate and honest research methods and the accountability of the researchers to both the general community and to specific groups or collectives for the consequences of the research.

Autogen is dedicated to carrying out biomedical research for the purpose of increasing our understanding of the causes of some of the world diseases. To achieve this, Autogen is committed to applying the highest ethical standards to its research programs, including those that involve the collection of human tissue samples and health data related to diseases. In accordance with the recommendations of the NHMRC's National Statement on Ethical Conduct in Research involving Humans, Autogen will abide by the most ethical methods for the collection of human tissue samples and data and for the use of this information for research purposes.

2.12 INTELLECTUAL PROPERTY

Autogen have recognised the need to build and protect Autogen's intellectual property and have taken the appropriate actions when necessary to secure Autogen's rights. Autogen have to date, together with Autogen's collaborating partners, filed international and provisional patent applications covering novel technologies and inventions jointly owned and/or licensed to us and Autogen's gene discoveries and their uses thereof in a number of countries, including but not limited to Australia, USA, Europe and Japan. A list of patents is contained in the "Patent Attorney's Report" in Part 7 of this Prospectus.

Part 3 — General Information



3.1 GENERAL INFORMATION

3.1.1 Overseas Shareholders

The Shares offered by this Prospectus are not offered and may not be issued in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue.

3.1.2 New Zealand Shareholders

New Zealand Shareholders are permitted to take up or sell their entitlements as the making of this offer of Shares to New Zealand Shareholders is permitted by the laws in that country.

3.1.3 USA Shareholders

Shareholders resident in the USA are permitted to take up their entitlements as the making of this offer of Shares to Shareholders resident in the USA is exempt from the provisions of Section 5 of Securities Act of 1933.

Shareholders resident in the USA are only eligible to participate in this Offer subject to compliance with applicable USA state laws.

Shareholders resident in the USA are only permitted to sell or transfer the rights to Shares in accordance with Regulation S of the Securities Act of 1933.

3.1.4 Other Overseas Shareholders

It is not practicable for the Company to make the offer of Shares to Shareholders resident in countries other than Australia , New Zealand or certain states of the USA. For that reason, no Entitlement and Acceptance Forms will be sent to Shareholders with addresses in countries other than Australia, New Zealand and certain states of the USA.

Arrangements have been made to sell the entitlements of Shareholders with registered addresses in those countries to which offers of Shares will not be made. Any such sale will be at such prices and otherwise in such manner as a nominee appointed by the Company may in its absolute discretion determine. Neither the Company nor the nominee will be liable for a failure to sell such entitlements at any particular price. Proceeds of the sale will be distributed to the Shareholders for whose benefit the entitlements have been sold in proportion to their Shareholding entitlement net of expenses.

An explanatory note will be sent to each of those Shareholders who will not receive an offer of Shares. The explanatory note provides details of the offer, advises that the Company will not make the offer of Shares to them, and advises how their entitlements, to which they would have been entitled, will be dealt with.

3.2 PROVISION OF FURTHER INFORMATION ABOUT THE COMPANY

As a listed company, the Company is subject to regular reporting and disclosure obligations under the Listing Rules of the ASX and the Corporations Act. The ASX maintains files containing publicly disclosed information about all listed companies. The Company's file is available for inspection at the ASX in Melbourne, Australia, during normal working hours. In addition, copies of documents lodged by, or in relation to, the Company with ASIC may be obtained from, or inspected at, an office of the ASIC.

Since lodging the Company's accounts to 30 June 2001, the Company has made the following disclosures to the ASX:

Date of Announcement	Announcement

25 October 2001	Lodgment of 2001 Annual Report, Notice of Annual General Meeting and Proxy From
13 November 2001	Mandate letter with UOB Asia Limited to manage the listing of Autogen shares on Singapore Exchange Securities Trading Limited
28 November 2001	Six new genes in the diabetes and obesity program
29 November 2001	Results of resolutions put to members at Annual General Meeting
5 December 2001	Discovery of a new animal model of Human Depression
19 December 2001	Person responsible for communications with ASX
20 December 2001	Collaboration with Sequenom, a major US genetics company
2 January 2002	Appendix 3X – DS Tyrwhitt
2 January 2002	Appendix 3X – J I Gutnick
2 January 2002	Appendix 3X – RJL Hawke
2 January 2002	Appendix 3X – J N Treilles
2 January 2002	Appendix 3X – J Jonas
22 February 2002	Patent application in the USA for five new genes
15 March 2002	ASIC Half Yearly Accounts
15 March 2002	ASIC Appendix 4B
18 March 2002	1:3 Renounceable Rights Issue of Ordinary Shares
26 March 2002	Appointment of New York based Global Markets Capital Corporation to pursue Nasdaq listing
15 April 2002	USA Genetics Company Sequenom to use Autogen's eXpress Technology to validate Gene Targets
1 May 2002	Issue of 800,000 options
2 May 2002	Issue of 200,000 shares
3 May 2002	Resignation of Director
17 May 2002	Amendment to the terms of the Rights Issue and Resignation of Director

The Company will provide, free of charge upon request prior to the close of this offer, copies of both the Company's financial reports for the year ended 30 June 2001 and the latest half-year financial report both lodged with ASIC and the announcements made to the ASX and ASIC referred to above.

None of the information referred to in this section is incorporated by reference in this Prospectus or is issued with this Prospectus.

3.3 DIRECTORS, MANAGEMENT AND EMPLOYEES

The following table sets forth certain information with respect to each of the Directors and Officers of the Company.

3.3.1 Directors

Name	Age	Position(s) Held
Mr Joseph Gutnick	49	Chairman and Managing Director

Mr Jean-Noel Treilles	57	Non-Executive Director
Dr David Tyrwhitt	63	Non-Executive Director

3.3.2 Management

Prof Greg Collier	44	Chief Operating Officer
Mr Peter Lee	44	General Manager Corporate & Company Secretary

3.3.3 Scientific Advisory Board

The Scientific Advisory Board was established to assist the Company in the pursuit of its objectives. It advises management in identifying new research opportunities and monitoring existing projects by reviewing quarterly reports on all funded research activities. Presentations by Project Leaders are made at meetings of the Scientific Advisory Board.

Autogen's Scientific Advisory Board is currently comprised of the following members:

- Professor Paul Zimmet AM;
- Dr John Blangero
- Professor Ian Gust
- Dr. Ian Mackay AM; and
- Professor Robert Williamson FRS.

3.3.4 Employees and Service Agreement

The research staff of Autogen are directly employed by Deakin University, IDI or AXIS Consultants but have been assigned to work full-time on research projects funded by Autogen. With the exception of Professor Collier who is on a three-year secondment expiring March 2005, all research staff are paid salaries from funds provided by the Company in connection with the research projects.

AXIS Consultants provides management and administrative services to the Company and provides the necessary employees for the purpose of managing the Company's affairs.

3.4 RISK FACTORS

Prospective investors should be aware that an investment in Autogen involves a substantially high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors affecting Autogen's Group should be considered carefully in evaluating whether to make an investment in Autogen.

If any of the following risk factors and uncertainties develop into actual events, Autogen's business, financial condition or results of operations may be adversely affected. In such circumstances, the trading price of Autogen's Shares could decline and you may lose all or part of your investment.

3.4.1 If Autogen is unable to raise the necessary funds to support its growth and long-term projects, Autogen may have to curtail its operations or enter into unfavorable arrangements

Given that the nature of Autogen's operations is focused primarily on research and development into the discovery of the genetic basis of certain diseases, Autogen expects future capital requirements to be substantial in order to continue and expand its current research programs and to develop new

research programs. Furthermore, Autogen requires further funding to meet ongoing financial obligations under its research agreements and in order to develop and/or protect its intellectual property rights under those agreements.

The level and timing of future funding will depend on (i) the rate at which new genes and proteins are validated as potential targets for drug development; (ii) the partnerships Autogen may be able to establish or maintain with other companies in the pharmaceutical industry; and (iii) general economic conditions at the time of fund raising.

Consequently, Autogen's ability to fund its research and development program will be dependent on the receipt of funding from strategic collaborations, its cash resources at any point in time and its ability to raise further funds.

3.4.2 Autogen has incurred operating losses since the commencement of its biotechnology business and can expect further losses in the future

Autogen has made operating losses in each year since it commenced its biotechnology business and, as at 31 December 2001, had accumulated losses of approximately $56.3 million. Autogen expects to incur further operating losses over the next few years as its research and development activities continue to increase. Autogen's profit goals depend on a number of factors outside its control and there can be no assurance that it will ever achieve significant profitability.

3.4.3 Autogen has not commercialised any of its gene discoveries

Autogen has not yet successfully commercialised any of its gene discoveries and there can be no assurance that any of Autogen's gene discoveries will be successfully commercialised. As Autogen is involved only in the gene discovery stage of identifying new drug targets for the pharmaceutical treatment of common human diseases, Autogen's commercialisation strategy is dependent on forming partnerships or entering into licensing arrangements with pharmaceutical companies to develop drugs based on Autogen's gene discoveries. There can be no assurance that any of Autogen's gene discoveries will successfully complete animal and clinical trials and progress to the drug development stage. Adverse or inconclusive results from the testing of the gene discoveries may substantially delay, or halt entirely, any further development of these gene discoveries. The failure to commercialise any of Autogen's gene discoveries would adversely affect its financial performance.

3.4.4 Autogen may not find genes of commercial interest

Autogen's discovery programs are based on finding genes for common human diseases, many of which involve a complex interaction between several genes and the environment. Scientific knowledge in this area is limited. Identifying new disease genes is a first step, but they must also be proven as suitable candidates for the development of drugs or diagnostics. If Autogen fail to find genes with a commercial use, Autogen will not generate significant revenues and will not become profitable.

3.4.5 Autogen may not be able to realise the value of its gene discoveries if Autogen are unable to secure patent protection of Autogen's intellectual property

Autogen's policy is to seek patent protection of its gene discoveries early in the validation process. However, the patentability of genetic knowledge is uncertain and remains the subject of controversy as patent law in this area is still evolving. Therefore, there can be no assurance that Autogen will be able to secure patent protection of Autogen's gene discoveries. If Autogen are not able to obtain patent protection of its gene discoveries, Autogen's ability to licence its gene discoveries and derive revenues from them will be severely undermined.

Further, there is a risk that third parties may allege that Autogen have infringed upon their intellectual property rights, whether with or without merit, and this will restrict us from licensing and exploiting Autogen's gene discoveries. Any statement of claim filed by these third parties, regardless of merit, could consume valuable management time, result in costly litigation or adversely affect Autogen's ability to continue with some or all of its current research programs or impede the development of new research programs, all of which will seriously harm Autogen's business, operating results and financial condition.

In settling these claims, Autogen may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing arrangements, if available, may not have terms favourable to us. If Autogen has no alternative but to enter into a licensing agreement with unfavourable terms, Autogen's obligations thereunder will have a material adverse effect on its ability to generate revenue.

The ownership rights to any intellectual property based on Autogen's discoveries or developed by us may also become the subject of disputes. This is because there can be no assurance that Autogen's competitors have not discovered or will not discover similar genes or have not developed or will not develop substantially similar methods or techniques. Substantial costs may be incurred if Autogen challenge the proprietary rights of others. Such disputes may also delay the commercialization process and require lengthy and costly litigation or arbitration which will have a material adverse effect on us. Lastly, the outcome of any such dispute or challenge would be uncertain. These would materially and adversely affect Autogen's financial performance and financial condition.

3.4.6 Autogen's access to intellectual property through third parties may be terminated

In cases where Autogen's rights to the intellectual property of third parties are subject to licences granted to us, there can be no assurance that such agreements will not be terminated under certain conditions. Autogen also cannot be certain that the intellectual property to which these licences relate do not or will not infringe upon third party rights which may result in its inability to continue exploiting the intellectual property granted to us pursuant to the licences. The value of such exclusive and non-exclusive licences may also be affected by unauthorised third-party use of intellectual property to which the licences relate.

3.4.7 If Autogen are unable to license its gene discoveries on commercially favorable terms, Autogen's future revenues will be less than expected

Autogen's commercialization strategy includes forming partnerships with, and issuing licenses to, pharmaceutical and biotechnology companies to develop Autogen's discoveries of genes linked to common diseases to the drug discovery or diagnostic development stage with the end-objective of commercialisation of the drugs discovered. The terms of such arrangements will depend on a number of factors, many of which are outside of Autogen's control. In particular, the level of competition at the time of licensing and the value the pharmaceutical and/or biotechnology companies place on Autogen's candidate genes or drug targets compared to others could influence the terms of any licensing agreement. There can be no assurance that such terms negotiated will be commercially favourable to us. If the terms are not commercially favourable to us, it is likely that Autogen's future revenues will be adversely affected.

3.4.8 If Autogen's commercial partners are unsuccessful in developing and commercializing drugs and/or diagnostics based on Autogen's gene discoveries, Autogen will be unable to realize revenue from those discoveries

The development of marketable drugs will require Autogen's partners to undertake substantial funding to conduct clinical trials. In addition, Autogen's partners will also have to comply with regulations imposed by the relevant regulatory authorities in relation to the manufacturing and marketing of the products. There can be no assurance that any of Autogen's gene discoveries will successfully complete trials or that regulatory approvals to manufacture and market the drugs will ultimately be obtained.

Further, there are a number of risks in developing new drugs or diagnostics, any one of which, or any combination of which, will prevent or diminish the payment of royalty revenues to us by Autogen's partners. They include but are not limited to the following:-

- that the new products are ineffective;
- that the new products are toxic;
- that the manufacture is too difficult or costly for the market to support;
- that Autogen's partners' competitors are able to market a superior product with the same action; and
- that the regulatory approvals required by the Food and Drug Administration in the USA and/or similar regulatory bodies in other countries are not granted.

3.4.9 Autogen's competitors may make discoveries more quickly than us, or may discover more effective target genes than us

The pharmaceutical and biotechnology industry is made up of a large number of both large and small companies. Although there are many sources of industry intelligence and research information, it is extremely difficult to have precise or exact knowledge of whether there may be work already in progress or more advanced than those undertaken by us. From the current industry and research intelligence available to us, Autogen are aware that there are other parties making substantial investment into research and development programs on the management of the diseases that Autogen are currently investigating.

There is considerable competition to discover new genes related to human diseases from other companies within the pharmaceutical and biotechnology industry and also from academic and research institutions. It is possible that developments by others will render Autogen's current and proposed research programs or technologies obsolete. Many of these competitors have greater financial and human resources and more experience in research and development than us. To compete successfully, Autogen will have to demonstrate superiority in its research approach, including application of its technology platform and capability. The failure to make discoveries more quickly than its competitors will adversely affect Autogen's ability to compete for funding from other pharmaceutical and/or biotechnology companies and to enjoy the benefits of possible commercialisation of Autogen's gene discoveries.

3.4.10 Autogen may be unable to retain and attract the key personnel on which the success of Autogen's gene discovery programs and business operations depends

Autogen are heavily reliant upon the skills of Autogen's senior scientists, Autogen's Scientific Advisory Board members and Autogen's senior management. The loss of any of these key personnel may have an adverse material effect on Autogen's ability to conduct Autogen's operations. Autogen's ability to retain the services of the key personnel or find timely replacement for the loss of such key personnel is critical to Autogen's success. Autogen do not maintain any "key person" insurance on Autogen's key personnel.

In addition, any future inability to hire and/or retain the services of additional research personnel with appropriate qualifications may also have a negative impact on the material success of Autogen's operations.

3.4.11 The risk of failure tends to be higher at the earlier stages of research projects

Scientific discovery is inherently uncertain, and results can never be predicted with certainty. The risks of failure are higher when a project is at the early stages of the discovery and development path. Development of novel pharmaceutical and other medical products is beset by many risks relating to the usefulness of the test results and the timing and safety of the potential drugs. Biological systems are particularly notable for their variability and unpredictability, leading to failure in demonstration of consistent or reproducible results. Autogen's new gene discovery projects are invariably at a higher risk of failure than Autogen's established projects. Autogen are currently in the early stages of a new research program to find disease-related genes in depression and anxiety. This new research program may not match the success of Autogen's earlier research programs in diabetes and obesity. The failure to find and validate disease-linked genes in Autogen's new research program would detract from Autogen's ability to form links with the pharmaceutical industry and would adversely affect Autogen's future revenues.

3.4.12 If Autogen are unable to secure and maintain access to Autogen's human population samples, Autogen may be unable to continue Autogen's human population genetics program

Autogen's sample collections are from isolated populations with a particular susceptibility to disease conditions such as diabetes and obesity. Autogen have

access to these sample collections through its agreements with IDI. They include collections from Mauritius, Nauru and Tasmania. If the agreements for access to these populations were to be withdrawn or terminated or access is denied for any other reason, Autogen's ability to carry out its discovery program would be adversely affected.

3.4.13 If Autogen are unable to maintain its access to the breeding colony of Israeli Sand Rats through its agreement entered into with IDI, or if the breeding program is adversely affected in any way, Autogen may be unable to continue its discovery program using the animal model

Autogen's discovery program is heavily dependent on its access to Israeli Sand Rats through its agreement entered into with IDI. If the agreement is terminated for any reason whatsoever, Autogen will no longer have access to the Israeli Sand Rat. Further, if the breeding colony is adversely affected in any way, it may hinder or terminate Autogen's discovery program.

3.4.14 If current regulations governing genetic research are made more restrictive, Autogen's research may be impeded or prevented

Research involving humans and gene technology is subject to governmental guidelines and regulations. Autogen's ability to conduct genetic studies may be impeded or prevented by changes in governmental or ethical regulations, over which it has no control.

3.4.15 Autogen's insurance coverage may not be adequate to cover any or all claims

Autogen maintains insurance coverage that is substantially consistent with industry practice. However, there is no guarantee that such insurance or any future necessary coverage will be available to us at economically viable premiums, if at all, or that, in the event of a claim, the level of insurance carried by us now or in the future will be adequate or that a liability or other claim would not materially and adversely affect Autogen's business.

3.4.16 Autogen's collaboration with Merck is essential to Autogen's business

As of today, Autogen's potential for the commercialisation of its gene discovery in Autogen's diabetes and obesity research programs lies only with Autogen's strategic collaboration with Merck. Autogen's research collaboration with Merck constitutes a key part of its business.

In the event that the research collaboration with Merck is terminated for any reason whatsoever and Autogen have not by then entered into collaboration with other pharmaceutical and/or biotechnology companies, there will be a material adverse effect on Autogen's prospects and its ability to generate future revenue.

3.4.17 Any material foreign exchange rate fluctuations may materially and adversely affect Autogen's financial results

The funding support that Autogen obtain from Merck is denominated in currencies such as European currency and United States dollars. However, the funding that Autogen provide to Deakin University and IDI to carry out the gene

discovery programs as well as Autogen's expenses incurred in relation to Autogen's research programs are denominated in Australian dollars. As Autogen transact in several currencies, Autogen are exposed to foreign currency fluctuations. Generally, Autogen do not hedge Autogen's foreign currency exposure. Given that the reporting currency of Autogen's financial statements is in Australian dollars and the foreign composition of Autogen's revenue and costs, Autogen are exposed to foreign currency fluctuations between the foreign currencies and the Australian dollar.

3.4.18 Autogen are heavily dependent on AXIS Consultants

Autogen are heavily dependent on AXIS Consultants, a company which has some common directors with us, for Autogen's senior management, financial and accounting, corporate legal and other corporate headquarters functions. For example, Autogen's Chairman and Managing Director and General Manager Corporate & Company Secretary are employed by AXIS Consultants and, as such, is required by AXIS Consultants to devote substantial amounts of time to the business and affairs of the other clients of AXIS Consultants. There can be no assurance that these or other employees of AXIS Consultants will be made available for us to conduct Autogen's business and affairs.

If the Service Deed is terminated by AXIS Consultants, Autogen would be required to independently provide, or to seek an alternative source to provide, the services currently provided by AXIS Consultants. There can be no assurance that Autogen will be able to independently provide or find a third party to provide these services on a cost-effective basis. Autogen's inability to provide such services independently or to source for a third party to provide such services would have a material adverse effect on Autogen's operations.

3.4.19 Autogen will be exposed to possible volatility in the market price of Autogen's Shares after the issue due to various external factors and events

There is no assurance that an active trading market for Autogen's Shares will be sustained or that the market price for Autogen's Shares will not decline below the issue price. The market price of Autogen's Shares could be subject to significant fluctuations due to various external factors and events including the liquidity of Autogen's Shares in the market, difference between Autogen's actual financial or operating results and those expected by investors and analysts, the general market conditions and broad market fluctuations. Furthermore, the recent stock market volatility and weakness could result in Autogen's Shares trading at prices significantly below the issue price, without regard to Autogen's operating performance.

3.4.20 Future sale or availability of Autogen's Shares may exert a downward pressure on Autogen's share price

Any future sale or availability of Autogen's Shares may exert a downward pressure on Autogen's share price. The sale of a significant amount of Autogen's Shares in the public market after this offer, or the perception that such sales may occur could materially adversely affect the market price of Autogen's Shares. These factors also affect Autogen's ability to sell additional equity securities in the future.

3.4.21 Future dilution due to future capital requirements

Autogen's working capital and capital expenditure needs may vary materially from those presently planned. If Autogen do not meet Autogen's goals with respect to revenues, or costs are higher than anticipated, substantial additional funds may be required. Even if Autogen exceed Autogen's goals, the success may open new opportunities that may have to be filled quickly and this could also result in the need for substantial new capital. To the extent that funds generated from operations together with the proceeds from this Invitation have been exhausted, Autogen may have to raise additional funds to meet the new capital requirements. These additional funds may be raised by way of a limited placement or by a rights offering or through the issuance of new shares. In all such events, if any shareholders are unable or unwilling to participate in this additional round of fund raising, such shareholders may suffer dilution in their investment.

3.4.22 Negative publicity, including those relating to any of Autogen's substantial shareholders or key personnel, may adversely affect Autogen's Share price

Any negative publicity or announcement relating to any of Autogen's substantial shareholders or key personnel may adversely affect the stock performance of Autogen's Company, whether or not this is justifiable. This negative publicity or announcement may include involvement in legal or insolvency proceedings, failed attempts in takeovers, joint ventures or other business transactions.

3.4.23 Share Market Risk

Regardless of the performance of the Company, the day to day performance of the share market and general share market conditions may effect the Company. The share market has in the past and may in the future be affected by a number of matters including:

- Commodity prices;
- Economic conditions in general terms and in particular to the industry that a business operates in;
- Interest rates;
- Market confidence;
- Supply and demand for money;
- Currency exchange rates;
- General economic outlook; and
- Changes in government policy.

Part 4 - Additional Inf



4.1 RIGHTS ATTACHING TO SHARES

4.1.1 General

The Shares to be issued pursuant to this Prospectus will as, from the date of their allotment, rank equally in all respects with all other Shares.

The rights and liabilities attaching to Shares:

- are detailed in the Company's Constitution, a copy of which can be inspected free of charge during normal business hours at its registered office; and
- in certain circumstances are regulated by the Corporation Act and other statutes, ASX Listing Rules and general law.

A summary of the most significant rights and liabilities attaching to the Shares is set out as Parts 4.1.2 to 4.1.9. This summary is neither exhaustive nor does it constitute a definitive statement of the rights and liabilities of Shareholders. To obtain such a statement persons should seek independent legal advice.

4.1.2 Reports and notices

Shareholders are entitled to receive all notices, reports, accounts and other documents required to be furnished to Shareholders under the Constitution of the Company, the Corporations Act and the ASX Listing Rules.

4.1.3 General meetings

Shareholders are entitled to be present in person, or by proxy, attorney or representative, to speak and to vote at general meetings of the Company.

Shareholders may requisition general meetings in accordance with both Section 249D and 249F of the Corporations Act and the Constitution of the Company. Shareholders are entitled to receive and consider reports at the Company's Annual General Meeting.

4.1.4 Voting

Subject to any rights or restrictions for the time being attached to a class of shares in the Company, at a general meeting of the Company, Shareholders may vote by show of hands with one vote per member unless before or on the declaration of the result of the show of hands a poll is demanded in accordance with the Constitution of the Company in which case each Shareholder present shall have one vote.

Under the Corporations Act and the Company's Constitution, a company which is a Shareholder is allowed to appoint a representative to attend a meeting on behalf of that company. In essence, a representative is no different to a proxy holder except that the form appointing a company representative must be lodged anytime before the commencement time of the meeting rather than 48 hours prior to the commencement of the meeting as is the case with proxies. On a poll, one vote is counted per Share.

Shareholders have voting rights to elect Directors, determine the remuneration of the Non-Executive Directors, and approve matters as required by the Company's Constitution, the ASX Listing Rules and by law including changes in the nature of the Company's business, sale of the Company's main business, issue of Shares if greater than fifteen per cent of the existing Shares on issue and not on a pro-rata basis, reduction of capital, change of name and change of rights of Shareholders.

4.1.5 Dividends

Subject to the rights of holders of Company shares with any special rights (at present there are none), Shareholders have no entitlement to a dividend other than that determined by Directors from time to time. The Directors may declare and authorise the distribution from the profits of the Company of dividends

which are distributed to Shareholders according to the rights and interests of Shareholders. The Directors may determine the property to constitute the dividend and fix the time for distribution. Except to the extent that the terms of issue of Shares provide otherwise, each dividend must be distributed according to the amount paid upon the Share in a manner calculated in accordance with the Company's Constitution.

4.1.6 Winding up

If the Company is wound up and, after distribution of assets to repay paid up capital, there remain assets available for distribution to members (in that capacity), those assets will be distributed to Shareholders such that the amount distributed to a Shareholder in respect of each Share is proportional to the amount paid up on that Share compared with the total paid up capital of the Company.

4.1.7 Transfer of Shares

Generally, Shares in the Company are freely transferable (subject to formal requirements) provided that the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia (including ASX Listing Rules and SCH Business Rules).

4.1.8 Directors

The Company's Constitution contains provisions relating to rotation of Directors (other than Managing Directors and alternate Directors).

4.1.9 Miscellaneous

Under the Company's Constitution, the Directors are empowered to issue Shares with preferred, deferred or other rights.

The Company's Constitution contains other provisions usual for listed companies and the Constitution has been lodged with the ASIC and the ASX.

4.2 MATERIAL CONTRACTS

4.2.1 Research and Licence Agreement (Field of Obesity) dated 28 April 1999 ("Obesity Research Agreement"), as amended by the Addendum dated 15 March 2001

On 28 April 1999, Autogen entered into the Obesity Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in obesity ("Obesity Research Project"). The Obesity Research Project is divided into 2 stages: Stage 1 Research and Stage 2 Research. The Addendum has extended the Stage 1 Research and Stage 2 Research to 30 June 2006.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

Stage 1 Research

Pursuant to the Obesity Research Agreement, Autogen funds Stage 1 Research. Merck has provided us with an up-front payment of FFR 1,000,000 in consideration of us entering into the Obesity Research Agreement and granting to Merck a licence of Autogen's patents and know-how relating to or arising

from the Stage 1 and Stage 2 Research. Further, Merck has given us funding of FFR500,000 in respect of the first year of Stage 1 Research.

Merck shall pay us FFR 500,000 annually for each annual extension of the Stage 1 Research.

Merck has up to 24 months after the research term for Stage 1 Research has expired ("Option Period") to exercise its option. Merck is entitled during the Option Period to exercise its option which requires us to proceed to Stage 2 Research with respect to a novel gene product identified at Stage 1 Research.

Merck has exercised its option with respect to the *Beacon* gene and has paid us FFR 3,000,000 for the transition of the *Beacon* gene to Stage 2 Research. The parties have also executed a commercialisation licence in respect of the Beacon gene.

Stage 2 Research

Where Merck has exercised its option in respect of a novel gene product discovered in Stage 1 Research, Merck will bear all research and development costs in respect of that novel gene product until completion of the Stage 2 Research.

Merck has the right at its own option and without liability to us to stop an individual Stage 2 Research program if further development is not justifiable for reasons such as efficacy, safety or medical reasons or a substantial change of economic factors. If Merck stops a Stage 2 Research program, it retains the exclusive ownership of the relevant Stage 2 results provided that Autogen may request for a commercial and research licence of such Stage 2 results, the terms of which will be negotiated in good faith.

In the event Merck wishes to in any way, use, commercialise, licence or assign results of Stage 2 Research, then it must enter into a commercialisation licence in respect of those Stage 2 Research results with us to the effect that Autogen will receive royalties in respect of such use, commercialisation, licensing or assignment.

Merck also agrees to grant to us a non-exclusive royalty-free right, to use for the purposes of Autogen's internal research, the Stage 2 Research results. If such internal research by us leads to an invention which can be commercialised, then Merck will have the first right of refusal to commercialise such invention. If parties cannot reach an agreement on the terms thereof within 90 days of Autogen's formal offer to Merck, then Autogen are free to offer the commercialisation opportunity to third parties, subject to terms which are not more favourable than those offered to Merck.

Post-Stage 2 Research

At the end of Stage 2 Research, Merck may take a discovery at Stage 2 Research into further development which may include pre-clinical development and clinical trial. When a discovery enters phase 3 clinical trials, Merck must pay to us a milestone payment:-

(i) if Merck elects to enter into a joint venture agreement with us, FFR5,000,000 (less the amount that has been paid in respect of the first transition of the *Beacon* gene to Stage 2 Research); or

(ii) in all other cases, FFR20,000,000 (less any amount that has been paid in respect of the first transition of the *Beacon* gene to Stage 2 Research) provided that FFR10,000,000 of such milestone payment will be treated as advance royalty and be credited against future royalty payments, if any, payable to us.

Termination

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete the remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Obesity Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking to remedy completely the breach as soon as practicable.

4.2.2 Research and Licence Agreement (Field of Diabetes) dated 28 April 1999 ("Diabetes Research Agreement") as amended by the Addendum dated 16 March 2001

On 28 April 1999, Autogen also entered into the Diabetes Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in diabetes ("Diabetes Research Project"). The Diabetes Research Program is similarly divided into 2 stages: Stage 1 Research and Stage 2 Research.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

The terms and conditions of the Diabetes Research Agreement are substantially similar to those of the Obesity Research Agreement. (refer Part 4.2.1)

4.2.3 Commercialisation Licence (Field of Obesity) "Beacon" dated 28 April 1999 ("Commercialisation Licence")

Further to the Obesity Research Agreement mentioned in clause 4.2.1 above, Autogen entered into the Commercialisation Licence with Merck pursuant to which Autogen grant to Merck an exclusive worldwide licence to :

(i) use Autogen's patents and any patent arising from Stage 1 Research under the Obesity Research Agreement ("Licensed Patents");
(ii) use Autogen's know-how and any know-how arising from Stage 1 Research under the Obesity Research Agreement ("Licensed Technology"); and
(iii) exploit the products produced using the Licensed Patents and Licensed Technology ("Products").

In consideration of the grant of the licence, Merck agrees to pay us in respect of sales of the Products a royalty equal to the following:

(i) for yearly net sales value of products up to US$100,000,000, at the rate of 5%;
(ii) until the yearly net sales value of Products reaches US$300,000,000, in respect of yearly net sales value between US$100,000,000 and US$300,000,000, at the rate of 6%; and
(iii) once the yearly net sales value of Products exceed US$300,000,000 in respect of all yearly net sales value in excess of US$300,000,000, at the rate of 7%.

Merck has the right to sub-license the Products provided that the net sales value of any products by the sub-licensee is to be included in the net sales value upon which Autogen's royalties will be calculated.

The term of this Commercialisation Agreement is for as long as any Product is still covered by the Licenced Patents.

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete the remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Obesity Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking to remedy the breach as soon as practicable.

To date, Autogen have not received any royalties pursuant to the Commercialisation Licence.

4.2.4 Research and Licence Agreement (Strategic Alliance in Human Gene) dated 11 February 2002 ("Human Gene Research Agreement")

On 11 February 2002, Autogen entered into the Human Gene Research Agreement with Merck pursuant to which Merck agrees to provide funding to us for Autogen's research into the discovery of novel genes involved in diabetes and obesity using the health databases, the access of which Autogen have through Autogen's contracts with IDI ("Human Gene Project"). The Human Gene Project is similarly divided into 2 stages: Stage 1 Research and Stage 2 Research.

Stage 1 Research includes, *inter alia*, the discovery of novel genes and proteins and their characterisation in cell and animal models and human gene expression studies.

Stage 2 Research includes, *inter alia*, the functional characterisation of gene and protein discoveries from Stage 1 Research and the validation of these discoveries as potential targets for development of drugs.

Stage 1 Research

Merck provides us with USD1,000,000 in respect of Stage 1 Research for each year during the research term.

Merck has up to 24 months after the research term for Stage 1 Research has expired ("Option Period") to exercise its option. Merck is entitled during the Option Period to exercise its option which requires us to proceed to Stage 2 Research with respect to a novel gene product identified at Stage 1 Research.

Stage 2 Research

Where Merck has exercised its option in respect of a novel gene product discovered in Stage 1 Research, Merck will pay us FFR5,000,000 prior to commencement of Stage 2 Research for the first discovery.

Merck has the right at its own option and without liability to us to stop an individual Stage 2 Research program if further development is not justifiable for reasons such as efficacy, safety or medical reasons or a substantial change of economic factors. If Merck stops a Stage 2 Research program, it retains the exclusive ownership of the relevant Stage 2 results provided that Autogen may request for a commercial and research licence of such Stage 2 results, the terms of which will be negotiated in good faith.

In the event Merck wishes to in any way, use, commercialise, licence or assign results of Stage 2 Research, then it must enter into a commercialisation licence in respect of those Stage 2 Research results with us to the effect that Autogen will receive royalties in respect of such use, commercialisation, licensing or assignment.

Merck also agrees to grant to us a non-exclusive royalty-free right, to use for the purposes of Autogen's internal research, the Stage 2 Research results. If such internal research by us leads to an invention which can be commercialised, then

Merck will have the first right of refusal to commercialise such invention. If parties cannot reach an agreement on the terms thereof within 90 days of Autogen's formal offer to Merck, then Autogen are free to offer the commercialisation opportunity to third parties, subject to terms which are not more favourable than those offered to Merck.

Post-Stage 2 Research

At the end of Stage 2 Research, Merck may take a discovery at Stage 2 Research into further development which may include pre-clinical development and clinical trial. When a discovery enters phase 3 clinical trials, Merck must pay to us a milestone payment:

(i) in the case where the gene and/or protein can be directly useable as drug and if Merck elects to enter into a joint venture agreement with us, FFR5,000,000 for Merck's exclusive rights in Europe (less the amount that has been paid in respect of the first transition of a novel gene to Stage 2 Research); or Autogen having the rights to develop and market such Autogen inventions in the rest of the world.

(ii) in the case where the gene and/or protein can be used for discovery of chemical or biological compounds, FFR20,000,000 for Merck's worldwide exclusive rights (less any amount that has been paid in respect of the first transition of a novel gene to Stage 2 Research) provided that FFR10,000,000 of such milestone payment will be treated as advance royalty and be credited against future royalty payments, if any, payable to us; and Merck will find the whole further development.

(iii) in the case where the gene and/or protein can be used for discovery of chemical or biological compounds, FFR5,000,000 for Merck's exclusive rights in Europe. Merck will fund a third of the further common development expenses, the joint venture will find the other two thirds.

The Human Gene Research Agreement will expire on 31 December 2005. Parties may extend by mutual agreement.

Termination

Either party may terminate this agreement if, *inter alia*,:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Human Gene Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the undertaking.

Attached as an appendix to the Human Gene Research Agreement is a pro-forma commercialisation agreement which sets out certain pre-agreed terms if a discovery results in commercialisation. Under this agreement Autogen grants to Merck an exclusive worldwide licence to:

(i) use Autogen's patents and any patent arising from Stage 1 Research under the Human Gene Research Agreement ("Licensed Patents");
(ii) use Autogen's know-how and any know-how arising from Stage 1 Research under the Human Gene Research Agreement ("Licensed Technology"); and
(iii) exploit the products produced using the Licensed Patents and Licensed Technology ("Products").

In consideration of the grant of the licence, Merck agrees to pay us in respect of sales of the Products a royalty equal to the following:

(i) for yearly net sales value of products up to US$100,000,000, at the rate of 5%;
(ii) until the yearly net sales value of Products reaches US$300,000,000, in respect of yearly net sales value between US$100,000,000 and US$300,000,000, at the rate of 6%; and
(iii) once the yearly net sales value of Products exceed US$300,000,000 in respect of all yearly net sales value in excess of US$300,000,000, at the rate of 7%.

Merck has the right to sub-license the Products provided that the net sales value of any products by the sub-licensee is to be included in the net sales value upon which Autogen's royalties will be calculated.

The term of this Commercialisation Agreement is for as long as any Product is still covered by the Licenced Patents.

Either party may terminate this agreement if, *inter alia*:

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing ("Undertaking") to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under the Human Gene Research Agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the Undertaking.

4.2.6 Service Agreement dated 21 December 2001 entered into with Sequenom Inc. ("Sequenom Agreement")

Pursuant to the Sequenom Agreement, Sequenom provided funding of US$550,000 to Autogen to allow Autogen to utilize its eXpress Technology Platform, expertise and resources for the purpose of validating and functionally characterizing Sequenom's proprietary genetic targets provided by Sequenom.

The agreement is for a period of twelve months. Autogen has no rights to any intellectual property generated by the research.

4.2.7 Research Agreement dated 28 February 1997 entered into with Deakin University and IDI ("Deakin Agreement I")

The Deakin Agreement I with Deakin University and IDI covers the Israeli Sand Rat genetics project with the goal of discovering novel genes linked to the development of obesity and Type 2 diabetes ("Obesity and Diabetes Project"). IDI, the owner of the Israeli Sand Rat colony based at Deakin University makes the Israeli Sand Rats available to Deakin University for the purposes of the Obesity and Diabetes Project.

For the financial year ending 30 June 2002, Autogen pay Deakin University at quarterly intervals subject to performance reviews. In return, Autogen will own 90% of all intellectual property developed, acquired, or created either directly or ancillary to the Obesity and Diabetes Project ("Intellectual Property"). Deakin University and IDI will own the remaining 10% in equal proportions.

Deakin University and IDI also grant to us for a term of 25 years commencing from 14 February 1997, an exclusive worldwide licence of their pre-existing intellectual property and their Intellectual Property. The pre-existing intellectual property as stated in Schedule 4 of the Deakin Agreement I refers to the Australian Provisional Patent Application No. PO 1085/96 entitled "Treatment of Obesity" filed on 18 July 1996.

Autogen also have the rights to sub-license Autogen's rights and to decide in Autogen's absolute discretion as to how the Intellectual Property and the products and results of the Obesity and Diabetes Project ("Products") are to be commercially exploited.

If the Products are successfully commercialised, Autogen will pay to Deakin University an annual royalty based on 1% of the net sales revenue received by us.

The Deakin Agreement expires on 30 June 2002 and it may be extended by parties annually.

Autogen may, by notice in writing to Deakin University and IDI, immediately terminate the Deakin Agreement in whole or in part if a ground of termination occurs. The grounds of termination include, *inter alia*, the failure of Deakin University to achieve the milestones set out in the budgets and workplans or maintain the best professional standards or the failure of Deakin University to commence work on the Obesity and Diabetes Project within 30 days of the date of this Deakin Agreement.

4.2.8 Research, Licence and Commercialisation Agreement dated 14 January 1998 entered into with IDI ("IDI Agreement II")

Autogen entered into the IDI Agreement II with IDI pursuant to which Autogen appoint IDI to conduct a research program in human diabetes and obesity gene discovery program ("Human Genes Discovery Project").

The parties acknowledge and agree that Autogen shall own 51% of all intellectual property ("Intellectual Property") developed, acquired or created pursuant to the Diabetes Genes and New Therapies Project and IDI shall own the remaining 49%.

Pursuant to the IDI Agreement II, IDI grants to us for a term of 25 years commencing from 1 January 1998, an exclusive worldwide licence to use the Intellectual Property for the purpose of developing and commercially exploiting the results of the Diabetes Genes and New Therapies Project.

Autogen also have the right to sub-license Autogen's rights and to decide in Autogen's absolute discretion as to how the Intellectual Property and the results and products of the Diabetes Genes and New Therapies Project ("Products") are to be commercially exploited. If the Products are successfully commercialised, Autogen will pay IDI an annual royalty based on 2% of Autogen's royalties.

If Autogen have not developed and commercially exploited the Intellectual Property and the Products within one year of the expiration of the IDI Agreement II, IDI may seek approval in writing from us to develop and commercially exploit the Intellectual Property and the Products. If Autogen grant such approval, IDI shall pay us an annual royalty equal to 2% of their royalties.

In the event that a ground of termination occurs under the IDI Agreement, Autogen may give 30 days written notice to IDI of Autogen's intention to terminate the IDI Agreement II which will then terminate at the expiration of the 30-day period. The grounds of termination include, *inter alia*, the failure of IDI to achieve the milestones set out in the IDI Agreement II or to maintain the best professional standards.

IDI may give 30 days written notice to us of its intention to terminate the IDI Agreement II if Autogen fail to provide the funding, unless Autogen resumes payment of the funding within the 30-day period, failing which the IDI Agreement II shall terminate at the expiration of the 30-day period.

The initial term of the IDI Agreement II was for 1 year commencing from 1 January 1998 and it has been extended to 30 June 2002.

4.2.9 Research Agreement with the International Diabetes Institute and Menzies Research Unit dated 7 February 2002 ("Menzies Agreement").

Pursuant to the Menzies Agreement, Autogen has appointed IDI and Menzies Research Unit to undertake a project to identify a gene or genes specific for diabetes, dyslipidemia, obesity and other components of the metabolic syndrome, by the analysis of biological samples provided exclusively to IDI from the Menzies Research Unit obtained from selected families or individuals having or thought to have an hereditary disposition to the aforementioned conditions.

The Menzies Agreement is a 1 year agreement to 30 September 2002 and is capable of being extended by mutual agreement.

Autogen has the rights to all research, discoveries, inventions, secret processes, designs, improvements in procedure or methods and other rights and all intellectual property since 1 June 1998 is the property of Autogen.

4.2.10 Research, Licence and Commercialisation Agreement dated 16 August 2000 entered into with Deakin University ("Deakin Agreement III")

Pursuant to the Deakin Agreement III, Autogen provide funding for research into gene discovery in the area of depression ("Gene Discovery in Depression Project"). In consideration of us providing the funding, Autogen will have sole ownership of all intellectual property created by the research and development program undertaken by Deakin University.

The Deakin Agreement III expires on 30 June 2002 and may be extended by the parties annually.

Pursuant to the terms of the Deakin Agreement III, Autogen will pay to Deakin University 1% of the net sales revenue received by us if: (i) Autogen commercialise any of the products of the research program; or (ii) Autogen grant licences to a third party to commercialise such products of the research program.

Autogen may terminate the Deakin Agreement III by giving a 30 days' written notice to Deakin University if a ground of termination occurs under the agreement. The grounds of termination include, *inter alia*, the failure of Deakin University to achieve the milestones set out in the budgets and the failure of Deakin University to commence work on the research program within thirty days of 1 April 2000.

Deakin University may terminate the agreement by giving us a 30 days' written notice if Autogen fail to, *inter alia*, provide the funding at all for the initial term.

4.2.11 Licensing Arrangement with Kyokuto Pharmaceutical Industrial Co Ltd

Autogen entered into the Kyokuto Agreement with Kyokuto Pharmaceutical Industrial Co. Ltd, Japan ("Kyokuto") whereby Autogen grant to Kyokuto a sole licence of Autogen's licensed technology and licensed patents (the "Rights") relating to a diagnostic kit incorporating GAD as the primary active constituent for use in the diagnostic and presymptomatic detection of Type 1 diabetes (the "Product"). This licence will allow Kyokuto to make, hire, sell or otherwise dispose of the Products in Japan by utilising the licensed patents and licensed technology for the purposes of diagnostics.

Notwithstanding the grant of the sole licence to Kyokuto, Autogen may grant to a third party a non-exclusive licence in respect of the Rights in Japan to manufacture and sell a diagnostic using GAD, subject to the third party taking at least a non-exclusive licence in respect of Autogen's licensed patents for the rest of the world.

In consideration of the grant of the sole licence, Kyokuto paid us in 1999 an upfront fee of US$100,000. Further, Kyokuto also agrees to pay us:

(i) in respect of sales of Products covered by Autogen's licensed patents in Japan, a royalty equal to 10% of the net sales value of each Product sold; and

(ii) if the Product is not covered by Autogen's licensed patents, a royalty of 3.5% of the net sales value of the Products.

Kyokuto is also under the obligation to use its best endeavours, at its own expense, to:

(i) promote, distribute and sell the Product in Japan in order to obtain the optimum market potential for the Product;
(ii) provide and maintain such sutiable places of business for the storage, handling and sale of the Product at such locations throughout Japan as it thinks fit;
(iii) provide and maintain such marketing, sales and office staff to promote and sell the Product in accordance with the Kyokuto agreement, such personnel to be deemed the agents, representatives or employees of Kyokuto and not Autogen's;
(iv) maintain in Japan sufficient stocks of the Product to meet the market demand for the Product; and
(v) no later than 2 years prior to the commencement of each year during the term of the Kyokuto Agreement prepare sales and marketing plans in respect of the Product in Japan for discussion with us.

The term of this agreement is for 15 years or for such period that the Product is still covered under a patent, whichever is longer.

Either party may terminate this agreement if, *inter alia* :

(i) a breach occurs and the defaulting party fails to remedy such breach within 60 days of receipt of notice from the other party;
(ii) the breach cannot be remedied within the 60-day period and the defaulting party fails to commence action within the 60-day period to remedy the breach and undertake in writing ("Undertaking") to complete remedy as soon as practicable thereafter;
(iii) there is a default in the payment of any money due under this agreement and this default continues for a period of 30 days after notice has been given; or
(iv) one party gives notice to the other in respect of an insolvency event or a breach of the Undertaking.

4.2.12 Arrangements with AXIS Consultants

Summary of Service Agreement dated 25 November 1988

AXIS Consultants provides management services to the Company and provides certain facilities and equipment for the use of the Company in order for the Company to conduct its business. Services include but are not limited to provision of staff, payroll facilities and employee records required by law and by usual accounting procedures, provision of all types of insurance in accordance with prudent business practice, provision of legal, financial and accounting advice and services, provision of stationery, furniture, furnishings, flower arrangements, log book facilities, reference books, periodicals, transport, secretarial facilities, telephone answering services, photocopying, duplicating facilities and office and other accommodation.

The Company must not obtain these services other than from AXIS Consultants or shall not itself perform or provide the services contemplated by the Agreement without the consent of AXIS Consultants.

The Company pays AXIS Consultants in consideration of the services provided a service fee equal to the cost and expense to AXIS Consultants of providing the services, facilities and equipment. AXIS Consultants may charge an

additional service fee of 15 per cent thereof. The parties have the ability to vary this service fee from time to time by mutual written agreement and, by mutual agreement AXIS Consultants has not been charging a service fee to the Company. AXIS Consultants provides an invoice to the Company for services rendered and the Company is required to pay this invoice within 21 days of the date of the invoice.

The Company is required to indemnify AXIS Consultants for all costs, expenses, claims, outgoings, damages and liabilities incurred, resulting or arising directly or indirectly from the provision or termination of services, facilities and equipment to the Company pursuant to the Service Agreement and shall include any breach by the Company of the Service Agreement or any lease agreement or other agreement with AXIS Consultants or any breach by AXIS Consultants of any lease or other agreement, such breach having been caused by, resulting or arising from some act or omission by the Company.

The Company is required to maintain all equipment provided by AXIS Consultants for the use by the Company in carrying out its business in a good state of repair, ensure such equipment is only used by properly qualified or licensed personnel and ensure that all equipment is safe for use and operation.

The Service Agreement may be terminated by 60 days prior written notice by either party. AXIS Consultants has advised the Company that it has no current intention to terminate the Service Agreement. In addition the Directors believe that they have sufficient alternative sources to provide the necessary services currently provided by AXIS Consultants and whilst costs may increase the Directors believe that no major disruption to the Company's operations would occur.

Should the Company wish to terminate the Service Agreement, the Company must set out in the notice of termination any of the staff employed by AXIS Consultants whose services have been provided wholly for the conduct of the Company's business that the Company wishes to offer employment to after the termination of the Service Agreement and those items of equipment for which the Company desires to retain possession. Should the Company give such notice, AXIS Consultants is required to terminate the employment of such staff and the Company will offer employment to those staff. AXIS Consultants is required to arrange for the transfer of any equipment to the Company which the Company desires to retain. Any cost involved in terminating staff or transferring equipment will be to the cost of the Company.

4.3 INSPECTION OF DOCUMENTS

The following documents are available for inspection without charge during normal business hours at the registered office of the Company.

- this Prospectus;
- the Constitution of the Company;
- the material contracts referred to in Part 4.2;
- the consents of the Experts referred to in Part 4.10; and
- copies of all announcements to the ASX referred to in Part 3.2.

4.4 DIRECTORS' INTERESTS IN THE SECURITIES OF THE COMPANY

As at 2 May 2002, the Directors had no relevant interests in the securities of the Company other than Mr. Gutnick who holds 200,000 Employee Options.

Edensor holds 5,782,628 Shares and 7,394,324 options expiring 12 March 2010 in the Company and Mr Gutnick is a Director and Shareholder of Edensor. Edensor is the trustee for the Gutnick Family Trust.

4.5 DIRECTORS' INTERESTS IN CONTRACTS WITH THE COMPANY

Kimberley Gardens

Mr. Joseph Gutnick is a director and shareholder of the company which owns the Kimberley Gardens Boutique Hotel and Conference Centre which has provided services on normal commercial terms to the Company during the two years preceding the date of this Prospectus. The aggregate amount paid for such services was $8,937.

Indemnity Deed and Access and Insurance Deed

At the 1999 Annual General Meeting of the Company, the members approved, inter alia, the following:

- the entry by the Company into an Indemnity Deed with each of the Directors which will indemnify them against liability incurred to a third party (not being the Company or any related company) where the liability does not arise out of conduct including a breach of good faith. The Indemnity Deed will continue to apply for a period of 10 years after a Director ceases to hold office;
- the entry by the Company into a Director's Access and Insurance Deed with each of the Directors pursuant to which a Director can request access to copies of documents provided to the Director whilst serving the Company for a period of 10 years after the Director ceases to hold office. There will be certain restrictions on the Directors' entitlement to access under the proposed deed. In addition the Company will be obliged to use reasonable endeavours to obtain and maintain insurance for a former Director similar to that which existed at the time the Director ceased to hold office.

Other than as set out above, the Directors have no interests in contracts with the Company.

4.6 DIRECTORS' FEES AND BENEFITS

Historically, the remuneration of two of the Directors has been paid by AXIS Consultants and recovered from the Company relative to the level of activity. In addition, the Company has paid one Director directly for services. In March 2000, the Company issued 1,000,000 Employee Options to Mr. J. I Gutnick. The Company loaned the issue price of those Employee Options to Mr. Gutnick in accordance with the Employee Share Option Plan. Both the terms of the Employee Sharee Option Plan and the issue of 1,000,000 Employee Share Options to Mr. Gutnick were approved by Shareholders at the Company's 1999 Annual General Meeting. As a result of the consolidation of shares approved by Shareholders on 18 August 2000, the Employee Options were reorganized such that Mr. Gutnick now holds 200,000 Employee Options.

Total income received or receivable by Directors including aggregate amounts paid to persons or superannuation funds in respect of the eventual retirement of the Directors for the two years ending 30 April 2002 was $924,123.

At the date of this Prospectus there does not exist a contingent liability of the Company in respect of termination benefits under a service agreement with either Directors or persons who take part in the management of the Company.

Shareholders at the Annual General Meeting held on 3 November 1999 passed a resolution increasing the maximum amount of Directors' fees payable to

$200,000 per annum to be allocated amongst existing and any future Non-Executive Directors as the Board of Directors agree.

4.7 OTHER INTERESTS OF DIRECTORS

Except as disclosed in this Prospectus no Director has, or has had within two years of lodgment of this prospectus, any interest in

- The formation or promotion of the Company;
- Any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue; or
- The Rights Issue.

Except as disclosed in this Prospectus, no person has paid or agreed to pay any amount to any Director, or has given or agreed to give any benefit to any Director or any company or firm which with the Director is associated, to induce the Director to become, or to qualify as, a Director of the Company or otherwise for services rendered by the Director or any company or firm which with the Director is associated in connection with the formation or promotion of the Company or the Rights Issue.

4.8 INTERESTS OF EXPERTS

Except as disclosed below, no person who is named herein as performing a function in a professional advisory capacity in connection with the preparation of or distribution of this Prospectus has, at the time of lodgment of this Prospectus with ASIC, or has had within two years of lodgment of this Prospectus, any interest in

- the formation of promotion of the Company;
- any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue; or
- the Rights Issue.

All amounts paid or agreed to be paid and the value of any benefit to such persons for services rendered in connection with the promotion or formation of the Company and the Rights issue are set out below.

- No form of payment or benefit of any kind will be made or agreed to be made to the person other than in cash.
- In the two years before lodgment of this Prospectus, PKF have been paid fees for their professional services in the amount of $35,750.
- In the two years before lodgment of this Prospectus, Schetzer Brott & Appel have been paid fees for their professional services in the amount of $7,964. Fees to Schetzer Brott & Appel for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $15,000.
- In the two years before lodgment of this Prospectus, Davies Collison Cave have not provided any professional services. Fees to Davies Collison Cave for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $325,725.
- In the two years before lodgment of this Prospectus, Foursight Associates have not provided any professional services. Fees to Foursight Associates for professional services provided in connection with the Rights Issue up to the date of this Prospectus will be approximately $7,500.

4.9 CONSENTS

Computershare Investor Services Pty Ltd has given, and at the date hereof has consented to be named in the Prospectus as Share Registry. Computershare Investor Services Pty Ltd has not been involved in the preparation of this Prospectus nor has it authorised or caused the issue of any part of this Prospectus.

PKF has consented to be named in the Prospectus as Auditor. PKF has not otherwise been involved in the preparation of this Prospectus nor has it authorised or caused the issue of any other part of this Prospectus.

Schetzer Brott & Appel has consented to be named in the Prospectus as Solicitors. Schetzer Brott & Appel has not authorised or caused the issue of any other part of this Prospectus.

Foursight Associates Pty Ltd has prepared an Independent Expert's Report appearing in Part 7.1 of this Prospectus. The Company has agreed to pay the fees of Foursight Associates Pty Ltd on the basis of its usual charge out rates. These fees are expected to total $30,000. Foursight Associates Pty Ltd does not make, or purport to make, any statement in this Prospectus other than its report and is not responsible for any other statement. Foursight Associates Pty Ltd has given its written consent to this issue of the Prospectus with its Independent Expert's Report appearing in Part 7.1 of this Prospectus in the form and context in which it is included and has not withdrawn its consent prior to lodgement of this Prospectus with ASIC.

Davies Collison Cave has prepared an Independent Patent Attorney's Report appearing in Part 7.2 of this Prospectus. The Company has agreed to pay the fees of Davies Collison Dave on the basis of its usual charge out rates. These fees are expected to total $1,200. Davies Collison Cave does not make, or purport to make, any statement in this Prospectus other than its report and is not responsible for any other statement. Davies Collison Cave has given its written consent to this issue of the Prospectus with its Independent Expert's Report appearing in Part 7.1 of this Prospectus in the form and context in which it is included and has not withdrawn its consent prior to lodgment of this Prospectus with ASIC.

There are a number of persons referred to elsewhere in this Prospectus who are not experts and have not made statements included in this Prospectus. These persons did not consent to being named in this Prospectus and did not authorize or cause the issue of this Prospectus.

4.10 DIRECTORS' AUTHORISATION

Each of the Directors of the Company has consented to the lodgement of this Prospectus with the Australian Securities and Investments Commission.

Part 3 Definitions



PART 5 DEFINITIONS

In this Prospectus and the accompanying application forms, the following definitions apply where the context so admits:-

Group Companies

"Autogen" or "Company" or "us"	:	Autogen Limited
"Autogen Research" or "Subsidiary"	:	Autogen Research Pty Ltd, Autogen's wholly-owned subsidiary
"Group"	:	Autogen and Autogen Research

Other Organisations

"ASIC"	:	Australian Securities and Investments Commission
"ASX"	:	Australian Stock Exchange Limited
"AXIS Consultant's"	:	AXIS Consultants Pty Ltd
"IDI"	:	International Diabetes Institute in Melbourne
"Merck"	: :	Lipha S.A.S (to be renamed Merck Sante S.A.S), a subsidiary of Merck KgaA of Darmstadt, Germany
"Sequenom"	:	Sequenom, Inc., a major USA biotechnology company
"Centre for Human Statistical Genomics"		The Centre for Human Statistical Genomics, San Antonio, Texas, USA

General

"ACLR Act 1998"	:	The Australian Company Law Review Act 1998
"AGM"	:	Annual General Meeting
"ASX Listing Rules"	:	The official listing rules of the ASX from time to time as waived or modified in respect of the Company in any particular case
"Corporations Act"	:	Corporations Act of 2001, Australia
"Employee Options"	:	The options which have been or may be granted pursuant to Autogen's employee share option plan
"Offer"	:	The Offer of approximately 12,672,391 Shares at an issue price of 65 cents per share pursuant to this Prospectus.
"Options"	:	The options which have been issued pursuant to a renounceable Rights Issue of options carried out by Autogen in year 2000
"Senior Scientists"	:	Autogen's senior scientists whose names appear in this Prospectus
"Shares"	:	Fully paid ordinary share in the Company.

In this Prospectus, the following medical and technical terms and abbreviations have, where appropriate, been used:

"Antibody"	:	Proteins produced by the immune system to fight infections in response to an Antigen.
"Antigen"	:	A substance (e.g. a virus or bacterium) that causes an immune system response.
"Bioinformatics"	:	The use of computers for high-speed, high-volume analysis and management of genomic and biological data.
"Biotechnology"	:	The application of science and engineering to the direct or indirect use of living organisms, their parts or their products, in their natural or modified form to provide goods and services. Biotechnology is used to develop products for human health care, agriculture productivity, animal health, food safety and nutrition, and chemical and environmental improvement.
"Biomedical"	:	Biological and medical ie. encompassing both the science(s) and the art of medicine.
"DNA"	:	Deoxyribonucleic acid. The master (double-helix) molecule that encodes genetic information.
"DNA sequence"	:	The exact order of nucleotides (or bases) in a given stretch of DNA.
"GAD"	:	Glutamic Acid Decarboxylase. Autoantibodies to GAD are often found in Type 1 diabetes and their presence in serum can lead to the diagnosis of this disease.
"Gene"	:	The fundamental physical and functional unit of heredity. A gene is a length of DNA that provides the code for a specific bodily function, usually the production of a specific protein. Its sequence of base pairs and its position on a Chromosome provide the code for the making of specific proteins.
"Gene chips"	:	See "microarrays".
"Gene mapping"	:	Charting the positions of genes or markers along the chromosomes.
"Genetics"	:	The study of patterns of inherited traits.
"Genome"	:	The sum total of all genetic material in the chromosome of an organism.
"Genotype"	:	The actual genetic composition of a living organsim which provides information about the nature of disease and the kind of

		medicine most likely to be safe and effective.
"High throughput"	:	High mechanised and computerised technology for the analysis of large numbers of samples..
"Insulin"	:	A polypeptide hormone that regulates blood sugars.
"In vitro"		This term refers to an experiment performed in an artificial biological environment such as one created in a test tube or in culture media.
"In vivo"		Refers to an experiment performed in a living body or organism. In vivo can also be used to refer to a process or reaction in a living body or organism.
"Metabolic diseases or metabolic disorders"	:	Generic term for diseases caused by an abnormal metabolic process. It can be congenital due to inherited enzyme abnormality (metabolism, inborn errors) or acquired due to disease of an endocrine organ or failure of a metabolically important organ such as the liver.
"Metabolism"	:	The sum of all the physical and chemical processes by which living organised substance is produced and maintained (anabolism) and also the transformation by which energy is made available for the uses of the organism (catabolism).
"Microarrays"	:	Small, orderly arranged samples of biological material (e.g. DNA or RNA) on an inert substance (e.g. glass slide). These microarrays or "gene chips" allow many different genes to be studied simultaneously and can be used for sequencing, expression studies or diagnostics.
"Phenotype"	:	The physical characteristics of a genetic trait as expressed or are observable in a living organism.
"Polygenic"	:	Caused by several gene mutations working together.
"Polymorphism"	:	A variation in the sequence of a segment of DNA among individuals.
"Protein"	:	A class of large and important molecules composed of amino acids. Includes antibodies, hormones and enzymes. The structure of these molecules will govern their operation.
"Proteomics"	:	The study of the entire protein complement of the cell. It involves the identification and quantification of proteins encoded by genes and also the determination of their localization, modifications, interactions, activities, and ultimately, their function. Proteomics also involves exploring the correlation of proteins with disease.
"Receptor"	:	A site on a cell (often on a membrane) that can combine with a specific type of molecule to alter the cell's function..
"RNA"	:	Ribonucleic acid. Similar to DNA in structure but more directly active in processes outside the nucleus. Primarily known for

directing the synthesis of proteins.

"SNPs"	:	Single nucleotide polymorphisms are DNA sequence variations that occur when a single nucleotide (A, T, C or G) in the genome sequence is altered. For example, a SNP may change the DNA sequence AAGGCTAA to ATGGCTAA. SNPs can occur in both coding (gene) and noncoding regions of the genome. Many SNPs have no effect on cell function but some could predispose people to disease or influence their response to a drug.
"Therapeutics"	:	Any agents (drug, genes, proteins etc) that re beneficial in a disease healing process.
"Type 2 diabetes"	:	A form of diabetes that occurs mainly in adults and is also known as non-insulin dependent diabetes. Type 2 diabetes can be associated with obesity.

Part 6 — Appendices



FOURSIGHT

ASSOCIATES PTY LTD

Dr Graham Mitchell AO, Sir Gustav Nossal AC CBE, Professor David Penington AC, Dr John Stocker AO
Richard Allen Building, Level 2, 164 Flinders Lane, Melbourne, Victoria, 3000, Australia
Telephone +613 9288 5414 Facsimile +613 9288 5362
cathie.irvin@foursight.com.au www.foursight.com.au ABN 61 075 614 792

17 April 2002

The Directors
Autogen Limited
210 Kings Way
SOUTH MELBOURNE
VICTORIA 3205 AUSTRALIA

Dear Sirs

Foursight Associates Pty Ltd is a Melbourne-based advisory service in science and technology in the life sciences, in particular, the biotechnology and pharmaceutical sectors. Our primary expertise is in technology evaluation. Herewith we provide a review of Autogen technology for inclusion in a Prospectus to be issued by Autogen dated on or about 18 April 2002 for a renounceable Rights Issue of up to 12,700,000 shares at an issue price of 75 cents per share to raise up to $9,525,000.

As indicated in our website, Foursight comprising four Principals (see above), "... specialises in matching inventors with investors, scientists with businessmen and ideas with capital, ensuring the conversion of research into products and services of value to business, the community and the environment".

In this review, we have focussed primarily on documents provided by Autogen that describe the technical approach and business strategy. We can indicate that Foursight Associates has been engaged previously by the company to provide technical evaluations of the project portfolio.

1. Introduction

Autogen's R&D program involves gene discovery followed by structural and functional characterisation of the protein products of these genes ("validation") with a view to licensing out for drug discovery and development. The disease foci are complex metabolic disturbances such as type 2 diabetes and obesity and complex central nervous system disorders such as depression and anxiety. All are attractive therapeutic areas in terms of new product development since the diseases affect large numbers of people and are currently treated inadequately.

The underlying strategy of the entire Autogen R&D program is comparative genetic analysis and involves exploitation of what can be termed "experiments of nature" (that may actually be laboratory based). The Israeli Sand Rat is used to examine gene expression (actually mRNA)

differences in tissues (e.g. brain, muscle, pancreas, adipose tissue) harvested from obese versus normals and diabetics versus normals within the colony of rats at Deakin University. In the other instance, use is made of sera and DNA from clinically - defined individuals participating in population studies conducted by the International Diabetes Institute, or otherwise accessed by Autogen, in which comprehensive data sets on obesity/diabetes are available. Candidate genes involved in obesity or type 2 diabetes are identified through the "animal/RNA" or "human/DNA" basic approaches, followed by a series of functional genomics techniques to validate proteins as pharmaceutical targets. It is envisaged that drug discovery involving, inter alia, screening for antagonists or agonists from extant chemical compound, combinational chemistry or natural product libraries, or rational drug design approaches, will be conducted by partners/licensees.

In a rather extraordinary recent development, the Israeli Sand Rat model of diabetes/obesity has been extended to cover depression/anxiety. Individual animals respond very differently to separation – e.g. no loss of body weight, transient body weight loss and gradual recovery or sustained body weight loss and death. Again, analysis of differential gene expression using high throughput gene chip microarray technology with tissues from the brain will be used in the first stage of the pathway from gene discovery to validated target for drug discovery to actual drug discovery and development through strategic alliances that are not yet in place. The technology package developed by Autogen is termed the "eXpress Technology Platform".

2. Autogen's R&D Strategy

Programs in gene discovery and drug target validation aim to identify at least a key subset of disease-associated genes in what are common yet complex human diseases. They are complex in that many genes are involved (they are said to be "multigenic" or "polygenic" diseases as distinct from rarer disease in which single gene defects can be identified). Moreover, the genes interact with each other as well as with a range of environmental influences. The latter can be known, or at least strongly suspected, or totally unknown. The expectation or hope in this work is that there will exist a limited number of genes, perhaps one or two, that have a strong determining role in the disease process. Neutralisation or antagonism of these genes (or, more usually, their protein products – enzyme, receptor, signalling molecule, intermediary molecule, etc) – will stop the cascade of events that otherwise lead to the development of severe persistent disease.

In the gene discovery component of its R&D agenda, Autogen aims to increase the probability of success by combining human population and family studies with a robust animal model. This process of identification of candidate genes is then followed by strategies – "the full range of functional genomics/proteomics" – to characterise, in a structural or functional sense, the protein products of these genes as targets for drug discovery and development. Autogen terms this process "validation". After the validation stage, the targets enter the drug discovery and development pipeline of pharmaceutical and the larger biotechnology companies with screening leading to "hits" and with drug leads moving to drug candidates to a registered pharmaceutical many years later and after a highly regulated clinical trial program.

The prevalence of the chronic human diseases in the Autogen program – i.e. obesity, type 2 diabetes, anxiety and depression – make them attractive therapeutic areas particularly as current therapies are clearly inadequate. Competition is thus intense. Additionally, the competition extends to the overall approach. The Autogen scientific and business activities essentially comprise (a) gene and protein discovery, (b) validation of drug targets using functional genomics/proteomics, and (c) establishment of collaboration/alliances with pharma/biotech companies. They are identical to a very large segment of the global biotech landscape. Autogen must therefore differentiate itself from the competition; the approach aiming to achieve this and to increase the likelihood of successful outcomes in a competitive environment are outlined in section 4.

3. Autogen's Project Portfolio

In recent times, R&D management procedures within Autogen have been tightened around the COO, Professor Greg Collier with a clearer scientific direction identified. In the diabetes/obesity program, attention has been focussed on human studies and the Israeli Sand Rat with major resources put into establishment of the "eXpress Technology Platform" that underpins the entire gene discovery and target validation endeavours.

3.1 Israeli Sand Rat

There are two programs that utilise genomics approaches with the Israeli Sand Rat –

- non-insulin dependent (type 2) diabetes plus obesity;
- depression and anxiety.

These essentially involve detection of differential gene expression (using high throughput gene chip microarray technology) in various tissues of animals with different disease characteristics (i.e. disease phenotypes). In the case of diabetes/obesity, the individuals in the Israeli Sand Rat colony display a broad spectrum of glucose intolerance, insulin resistance and obesity. Similarly, in the case of anxiety/depression they can show no effects of separation, transient weight loss and recovery, or progressive weight loss and death.

Clearly, a deep understanding of the intricacies of the model is essential if it is to yield reliable outcomes in terms of gene discovery using differential gene expression. Autogen has invested significantly in this animal model, there being few such research colonies in the world. An additional use of the model is in the assessment of new therapeutics for diabetes/obesity and, to a lesser extent, anxiety/depression (since there are a range of models in current use for the latter conditions).

For diabetes/obesity, the Israeli Sand Rat has continued to firm up as a useful model for gene discovery. Commencing with the genes Beacon (that in some way regulates food intake) and Tanis (that encodes a receptor for serum amyloid A and appears to be involved in the body's metabolic response to fasting), up to 40 genes have been identified. Thus, the approach of identifying differential gene expression in tissues and organs of diabetic vs non-diabetic rats, obese vs non-obese rats (i.e. affecteds vs normals) has been productive. Intellectual property (IP) positions are being sought. It is not expected that any one model of "a disease" as complex as obesity/type 2 diabetes could be expected to readily pinpoint all or even the top candidate genes associated with susceptibility and resistance. But models can certainly highlight genes that are important in the model and therefore to be sought in the human situation. They can also reinforce the candidacy of those genes suspected to be associated with susceptibility or particular aspects of disease identified through human population and family genetic studies.

3.2 eXpress Platform Technology

A significant component of Autogen's competency is the multi-component functional genomics/proteomics platform that is integral in moving from gene to validated target for drug discovery and development. Autogen has built up capabilities in a range of technologies under the umbrella of "eXpress Technology Platform: from DNA to target" and importantly, the totality of the process has been put to the test in the Merck collaboration. Capabilities include high throughput gene sequencing and mutation (SNP) analysis; protein and antibody production; use of antisense approaches; analyses of protein-protein interactions including "in-cell" fluorescent techniques; immunohistochemistry; transfection with both in vivo and in vitro readouts as well as bioinformatics/statistical expertise. This is a comprehensive package of techniques and

approaches that has already proven itself and elicited outside interest in accessing the platform. Equally important is establishment of a rigorous in-house process of review, under Professor Collier's management, that builds or demolishes the case for further progression along the validation pathway.

3.3 Human population and family studies including bioinformatics/statistical analysis

Through the International Diabetes Institute, Autogen has access to 44,000 samples (both one-time and longitudinal) from selected populations and families, particularly in Nauru, Mauritius and Tasmania: this resource comprises health data bases and tissue (including DNA) collections deriving from long term epidemiological studies. A deficiency or requirement in the Autogen human program has recently been addressed, that of improving analysis of data sets to localise putative disease genes and to identify functional polymorphisms. Greatly increased computing and data management capabilities have been achieved through the alliance with Dr John Blangero of the Southwest Foundation for Biomedical Research, San Antonio, Texas (and establishment of a Centre for Human Statistical Genetics) and investment in modern sequencing equipment.

The approaches of linkage mapping and positional cloning are being used to identify disease-associated genes, gene modifications and genetic linkages. Outputs to date have not matched those of the animal model. However, expectations are that the valuable health database and tissue/serum/DNA repository will be important in human gene discovery (and in highlighting the relevance of genes discovered in the animal model) with recent increased genomic (i.e. equipment) and statistical capability to improve the efficiency of uncovering linkages using genome-wide scans and SNP analysis.

Documents from Autogen indicate that the human population approach is to be extended to cardiovascular disease, hypertension and osteoporosis, presumably through collaboration/alliances.

4. Autogen's Competitive Features

How can Autogen Limited be differentiated from the substantial number of other companies involved in gene discovery plus functional genomics and that are in comparable therapeutic areas or at least chronic human (metabolic) diseases generally? Several features are noteworthy:-

- Autogen's technology platform (eXpress) is comprehensive involving a number of technical ingredients that facilitate the characterisation, hopefully validation, of potential drug targets once an interesting gene is in hand. The platform has numerous features and has already served as the basis of a new strategic alliance with a well-known US genomics biotech company.

- Autogen combines a robust animal model with long-standing human population and family studies/data bases/tissue collections that now include powerful statistical analyses through a new alliance with the Centre for Human Statistical Genetics, San Antonio, Texas USA. This double-barrelled approach enables comparative and complementary genetic studies to be conducted and exploitation of the advantages of both the model and genetic dissection of the actual disease(s) as displayed in subpopulations of the genetically diverse human species.

- Autogen's population studies through the International Diabetes Institute are long standing and have been enhanced by useful family pedigree data from particular island human populations (e.g. Mauritius). There has recently been an enhancement in capabilities in terms of equipment for high throughput sequencing and the new alliance with Dr Blangero at the Southwest Foundation for Biomedical Research, San Antonio, Texas will cover modern statistical analysis of complex and comprehensive data sets. The potential of the human studies has yet to be realised and these recent developments will increase the likelihood of

gaining new insights to genetic susceptibility in type 2 diabetes/obesity and identification of genes or at least genetic "hot spots".

- Through a deep understanding of the Israeli Sand Rat animal model, Autogen has extended its capabilities to include anxiety/depression. Various animal models of varying relevance to those complex disease (that have obvious unique human elements) are available. The Autogen animal model will likely take its place in this field: at the very least, the range of phenotypes shown by the rats on separation provides a way in to the analysis of differential gene expression, primarily in areas of the brain. As indicated above, no single animal model can be expected to cover the spectrum of any complex disease in genetically-diverse human populations but the Israeli Sand Rat seems to be strengthening in terms of relevance to gene discovery in specific areas.

- Autogen has recently focussed and intensified its R&D endeavours in type 2 diabetes/obesity and increased its strategic alliances. The Merck relationship and the association with Deakin University are strong positives as they have both been productive. The company has also upgraded its Scientific Advisory Board – Zimmet, Mackay, Williamson, Gust and Blangero. This is a most impressive group. Project management procedures have also been put in place.

- Autogen's business strategy includes selected strategic alliances (although none is in place for anxiety/depression comparable to the Merck alliance in diabetes/obesity) and early licensing with drug discovery companies (generally Big Pharma). A deal comprising a license fee, clinical trial-based milestones and royalty payments on successful commercialisation is common-place in the sector. Additional revenue should come from access to the eXpress Technology Platform and any contracted drug testing using the Sand Rat. The latter has not really commenced but the familiarity of the Deakin University-based Autogen group with this animal model should be an important differentiator and marketing point.

- In the immediate past, Autogen has recruited well in terms of scientists returning to Australia from overseas laboratories and centres. In the end analysis, so much depends on the intellectual capacity that Autogen is able to bring to bear on complex genetic diseases that match the technical capacity assembled progressively over the past few years.. Autogen is in an IP race and "tacit knowledge" must match "codified knowledge", in the terminology of the knowledge economists! The former is a trademark of first class, well-trained scientists.

Conclusion

All in all, Autogen has posted significant achievements over the past two years including refinement of its R&D agenda. Under the scientific leadership of Professor Collier, the company has demonstrated the capacity to move along the pathway from identification of a new putative disease-associated gene to a characterised protein target for use in screens for new drug development by partners.

Gene discovery and drug target identification in complex human diseases have long been considered a tedious, high risk process with no guarantee that any one approach will identify the key disease-associated genes. All genomics companies confront three issues that qualify their commercial potential:

- most human diseases which have a strong genetic element in their causation are multigenic. A therapy that modulates the function of only one of these genes or gene products may or may not affect the final clinical outcome;

- the identification of an important risk gene is only the first step towards the identification of a useful drug to modify the gene's function. The discovery of a "lead" compound, the process of lead optimisation and the highly regulated pathway of toxicological testing plus pre-clinical and

clinical development typically takes many years before a therapeutic agent emerges and royalty payments commence; and

- at the present time (and as an indicator of success), genomics is delivering targets to the large drug development companies to the extent that they may have more than they can incorporate into the drug discovery (e.g. screening) and development process in the immediate future. Thus, the average deal value on a per target basis that can be negotiated with these large companies by the smaller genomics companies should decline with time.

There is no doubt that progress in the human genome project, bioinformatics developments, more selected human population/family studies with tighter clinical definitions including "stratification", and improved understanding of the merits and deficiencies of particular models and approaches all mitigate the inherent risks in gene discovery and increase probability of success. The latter can also come through combining data sets and it behoves small discovery companies involved in the genetics of common human diseases to seek opportunities for partnering with like biotech companies and academic groups as well as strategic alliances with larger drug development companies in the pharmaceutical industry. Autogen has fully realised the benefits of selective collaboration and strong strategic alliances.

This technology review is provided to Autogen for inclusion in a Prospectus and Foursight is therefore aware of the purpose for which the report will be used. The primary source of information on which Foursight has based their report is from Autogen and its Chief Operating Office, Professor Greg Collier. The assessment and technical evaluation has been made in good faith on the basis of information available to Foursight at the time of preparing the report (April 2002). Foursight is not able to make any guarantee that circumstances in the sector, therapeutic areas or general business and commercial environments will not change thereby affecting the basis on which the technology of a biotechnology company such as Autogen is assessed.

Written consent will be provided to Autogen for the issue of this report in the Prospectus referred to above. Foursight has not been involved in any other component or aspect of the Prospectus, either its preparation, any statements in other sections or issue. Foursight will receive normal professional fees for the preparation of this report and benefits to Foursight in its involvement in this project are confined to such fees. Neither the company nor its Principals have any pecuniary interest in Autogen Limited or any associated entity as of April 2002. Foursight has acted independently in preparing this report.

Yours sincerely

Graham F. Mitchell

David G. Penington

DAVIES COLLISON CAVE
PATENT & TRADE MARK ATTORNEYS

10 April, 2002

The Directors
Autogen Limited
210 Kings Way
SOUTH MELBOURNE VIC 3205

Our Ref: 2337716/EJH/aal

Re: Report on Applications for Letters Patent in Australia and overseas

Dear Sirs

Attached is a Report (hereinafter referred to as the "Report") describing applications for Letters Patent filed in Australia and overseas countries. These applications have been filed in the name of or have been or are in the process of being assigned to or are otherwise under the control of Autogen Research Pty Ltd (hereafter referred to as "Autogen"). This Report is to be included in a prospectus by Autogen.

Davies Collison Cave is a firm of patent and trade mark attorneys based in Australia. All Partners involved in patent matters are Fellows of the Institute of Patent Attorneys of Australia.

The Partners and professional staff of Davies Collison Cave practice in a range of technologies including all facets of biotechnology and pharmaceutical chemistry. The biotechnology group of Davies Collison Cave comprises three Partners and a number of experienced patent attorneys, who are also Associates of the firm, and a number of senior assistants. All members of the biotechnology group have academic qualifications in physiology and genetics, molecular biology, microbiology and/or biochemistry. The work conducted to date on behalf of Autogen has been the responsibility of the biotechnology group of Davies Collison Cave.

The Partners and professional staff of Davies Collison Cave work closely with a range of intellectual property specialists throughout the world

Davies Collison Cave

PATENT & TRADE MARK ATTORNEYS

Melbourne
1 Little Collins Street
Melbourne, Victoria
Australia, 3000

GPO Box 4387QQ
Melbourne, Victoria
Australia, 3001

Telephone:
+61 3 9254 2777
Facsimile:
+61 3 9254 2770
e-mail:
mail@davies.com.au
Web site:
http://www.davies.com.au

ABN: 22 077 969 519

Other Offices:
Sydney, Brisbane, Canberra

In association with:
Davies Collison Cave Solicitors
Intellectual Property Law

ensuring that the advice and services provided are relevant in all jurisdictions.

Intellectual property may be regarded as a collective term for a group of rights which provide varying degrees of exclusivity in relation to products, processes, names, designs and drawings in industry, science or commerce. Patent rights constitute an important component of intellectual property. A patent provides protection for new, non-obvious and useful inventions for a limited period. Patents may be granted in respect of new or improved products and methods in almost all areas of current scientific, commercial and industrial activities.

Patent rights are essentially national rather than transnational and patents must be obtained in every country where protection is required. A fundamental requirement of the patent system is that the invention be "new" at the time of lodging a patent application. Newness in this sense is judged in relation to what was publicly known or used at the date of the application. Another aspect of newness involves the requirement for a distinct inventive advance over what was previously known. This means that valid patent protection cannot be obtained for trivial or obvious developments.

Pursuant to the Paris Convention, the filing of an Australian patent application establishes a priority date for the invention in all other countries which are party to this Convention including countries such as the United States, Europe, Japan and Singapore. Patents in countries such as Australia which are party to the World Trade Organization are in force for 20 years from the date of filing of the patent applications upon which the patents are granted.

The steps towards obtaining a patent in any global market generally begin by filing an Australian application accompanied by a provisional specification. Countries which currently have a provisional filing system include Australia, New Zealand and the United States. The filing of a provisional application in any of these countries establishes the priority date in respect of the invention disclosed in the provisional specification. Before the 12 month anniversary date of the filing of the provisional application, a complete application is lodged. At this time, to obtain protection in other jurisdictions, separate national or regional patent applications may be filed in each of the countries in which protection is sought. Alternatively, a single International application may be filed under the provisions of the Patent Cooperation Treaty (generally referred to as a "PCT" application or an "International" application) in which it is possible to designate countries in which protection is sought. The International application itself does not mature into a worldwide patent but at the end of the International phase, steps can be taken to file the application into any or all of the countries designated in the original International application.

Regional patent applications, such as a European regional application, may also be filed. A European application may now designate any or all countries which are party to the European Patent Convention. These countries include Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland, Turkey and the United Kingdom. A European patent application may also be extended to certain other jurisdictions including those which are not full signatories to the European Patent Convention. The European patent application is processed centrally and in a single language and, if ultimately successful, can mature into a granted European patent. The term "European patent" actually constitutes a bundle of national patent rights, each of which can be enforced separately through national Courts.

In most jurisdictions, such as Australia, Europe, United States and Japan, examination by the relevant patent office comprises an examination of the art to which the invention pertains as it existed at the priority date of the application. This examination establishes what is referred to

as the "state of the art". The patent application is measured against the state of the art and an assessment is made regarding whether the invention described in the application is new, non-obvious and useful.

For the purposes of the present prospectus, Autogen has requested that Davies Collison Cave provide the Report summarizing the status of patent applications.

Autogen has recognized the importance of obtaining defensible and relevant patent protection for its commercial activities. Davies Collison Cave is available to provide an assessment of validity and infringement issues in Australia. Where foreign patent law is required to be interpreted, advice is sought from leading patent attorney firms in the relevant jurisdiction.

The patent applications relate to a range of embodiments but a primary focus is on the identification of differentially expressed genetic sequences in certain animal tissue and/or under certain physiological conditions. An important model system for screening for such differentially expressed genetic sequences is the Israeli Sand Rat (*Psammomys obesus*) model. In this model, the rats, are divided into three groups based on their physiological status, *viz*:

Group A:	lean animals;
Group B:	obese, non-diabetic animals; and
Group C:	obese, diabetic animals.

Identification of differentially expressed genetic sequences provides diagnostic and therapeutic targets for conditions such as *inter alia* diabetes, obesity, anorexia, muscle development and energy imbalance.

All patent applications listed are currently active and will remain active subject to the payment of periodic fees until their expiry date and provided various formality requirements are undertaken including prosecuting the application to allowance before a relevant Patent Office. To date, there has been no challenge at the judicial level to the validity of any of the patent applications and an application has proceeded to allowance in Australia.

Davies Collison Cave provides no assurance that any of the patents, if granted, are valid and enforceable.

Neither Davies Collison Cave nor any of its Partners has or is entitled to any shares in Autogen. Davies Collison Cave has prepared this Report at the request of Autogen for inclusion in their prospectus.

Davies Collison Cave will be paid their usual professional fees for the preparation of this Report based on commercial rates.

Yours sincerely
DAVIES COLLISON CAVE

E JOHN L HUGHES

Autogen Limited

STATUS REPORT

as at 10 April 2002

Invention entitled *"A novel gene and uses therefor"* (claiming priority from Australian Patent Application Nos. PP0117/97 and PP0323/97)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Proprietor**	**Status**
2269380	Australia	10112/99 (742651)	30.10.1998	Deakin University and International Diabetes Institute	Accepted
2285811	Canada	2307839	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285929	Europe	98952412.9	30.10.1998	Deakin University and International Diabetes Institute	Pending
2358558	Hong Kong	00107656.0	29.11.2000	Deakin University and International Diabetes Institute	Pending
2285837	Israel	135822	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285878	Japan	2000-519076	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285893	Mexico	0004223	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285916	New Zealand	504327	30.10.1998	Deakin University and International Diabetes Institute	Pending
2285903	Singapore	200002303-6	30.10.1998	Deakin University and International Diabetes Institute	Pending

Invention entitled *"A novel gene and uses therefor"* (claiming priority from Australian Patent Application Nos: PP0117/97 and PP0323/97)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Proprietor**	**Status**
2178670	U.S.A.	09/331,930	30.10.1998	Deakin University and International Diabetes Institute	Under examination
2490468	U.S.A.	10/067,832 (divisional of USSN 09/331,930)	30.10.1998	Deakin University and International Diabetes Institute	Pending

Invention entitled *"A ligand of the protein 'beacon'"* (claiming priority from Australian Patent Application Nos. PP9919/99 and PQ6454/00)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2269272	PCT	PCT/AU00/00342	19.4.2000	Autogen Research Pty Ltd	Dormant
2459060	Australia	39469/00	19.4.2000	Autogen Research Pty Ltd	Pending
2458964	Canada	not yet available	19.4.2000	Autogen Research Pty Ltd	Pending
2458977	Europe	00918579.4	19.4.2000	Autogen Research Pty Ltd	Pending
	Hong Kong	to be filed within six months of publication of corresponding European application		Autogen Research Pty Ltd	in the process of being filed
2458992	Israel	146035	19.4.2000	Autogen Research Pty Ltd	Pending
2459003	Japan	2000-614280	19.4.2000	Autogen Research Pty Ltd	Pending
2459016	Mexico	PA/2001/010743	19.4.2000	Autogen Research Pty Ltd	Pending
2459029	New Zealand	514754	19.4.2000	Autogen Research Pty Ltd	Pending
2459031	Singapore	200106345-2	19.4.2000	Autogen Research Pty Ltd	Pending
2459044	U.S.A.	09/959,164	19.4.2000	Autogen Research Pty Ltd	Pending

Invention entitled *"A method of treatment and agents for same" (modulator of calpain, calpastain & myofibrillar protein)* (claiming priority from Australian Patent Application No. PQ6565/00)

Our ref.	Country	Application No.	Filing Date	Applicant	Status
2392715	PCT	PCT/AU01/00348	28.3.2001	Autogen Research Pty Ltd	Pending

Invention entitled *"Novel genes and their use in the modulation of obesity, diabetes and energy imbalance"* (B38, B55 (Tanis), B60) (claiming priority from U.S. Provisional Patent Application No. 60/141,441)					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2309315	PCT	PCT/AU00/00786	29.6.2000	Autogen Research Pty Ltd	Dormant
2486186	Australia	55129/00	29.6.2000	Autogen Research Pty Ltd	Pending
2486900	Canada	not yet available	26.9.2000	Autogen Research Pty Ltd	Pending
2486995	Europe	00940047.4	29.6.2000	Autogen Research Pty Ltd	Pending
	Hong Kong	to be filed within six months of publication of corresponding European application			
2486939	Israel	147183	29.6.2000	Autogen Research Pty Ltd	Pending
2486941	Japan	2001-508333	29.6.2000	Autogen Research Pty Ltd	Pending
2486954	Mexico	PA/2001/013425	29.6.2000	Autogen Research Pty Ltd	Pending
2486967	New Zealand	516211	29.6.2000	Autogen Research Pty Ltd	Pending
2486970	Singapore	00108084-5	29.6.2000	Autogen Research Pty Ltd	Pending
2486982	U.S.A.	10/039,050	29.6.2000	Autogen Research Pty Ltd	Pending

Invention entitled *"A novel gene and uses therefor"* (*H24*

Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2446786	Australia	PR7042/01	14.8.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending
2454851	U.S.A	60/323,281	18.9.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor"* (*AGT-106, AGT-113, AGT-201, AGT-202 and AGT-203)*

Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2497924	PCT	PCT/AU02/00109	5.2.2002	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor"* (*L25, L27, L28, S6, S9, S10, S15 and S31)*

Our ref.	**Country**	**Application No.**	**FilingDate**	**Applicnat**	**Status**
2414974	Australia	PR5137/01	21.5.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"Modulation of physiological processes and agents useful for same" (apolipoprotein {modulator of Tanis})*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2428014	Australia	PR5898/01	22.6.2001	Autogen Research Pty Ltd	Pending

Invention entitled *"A gene and uses therefor" (AGT-109, AGT-407, AGT-408, AGT-409, AGT-601, AGT-204)*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2441784	USA	60/315,743	29.8.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"An animal model*					
Our ref.	**Country**	**Application No.**	**Filing Date**	**Applicant**	**Status**
2441797	USA	60/323,280	18.9.2001	Autogen Research Pty Ltd and Deakin University	Pending

Invention entitled *"A gene and uses therefor"* (*AGT-119, AGT-120, AGT-121, AGT-122, AGT-422, AGT-123 and AGT-504*)

Our ref.	Country	Application No.	Filing Date	Applicant	Status
2454880	USA	60/330,149	16.10.2001	Autogen Research Pty Ltd, International Diabetes Institute and Deakin University	Pending

Invention entitled *"A gene and uses therefor"* (*AGT-124, AGT-125, AGT-126, AGT-131, and AGT-432*)

Our ref.	Country	Application No.	Filing Date	Applicant	Status
2465423	USA	60/353,355	1.2.2002	Autogen Research Pty Ltd	Pending

Invention entitled *"Methods for the diagnosis of diabetes and pre-diabetic conditions"*
(claiming priority from Australian Patent Application No. PL7168/93)

Our ref.	Country	Application/Patent No.	Filing Date	Proprietor	Status
1647388	Argentina	327378 (253183)	9.2.1994	Monash University	Granted
1766763	Australia	60337/94 (688304)	9.2.1994	Monash University	Granted
1760022	Canada	2155677	9.2.1994	Monash University	Under examination
1647454	Chile	207/94	9.2.1994	Monash University	Pending
1760063	Europe	94906796.1	9.2.1994	Monash University	Accepted
2125460	Hong Kong	98114224.2	21.12.1998	Monash University	Pending
1647467	Israel	108587	8.2.1994	Monash University	Granted
1760035	Japan	517448/94	9.2.1994	Monash University	Under examination
1647470	Mexico	9401035	9.2.1994	Monash University	Under examination
1760048	New Zealand	261541	9.2.1994	Monash University	Granted
1647495	Republic of South Africa	94/0845	8.2.1994	Monash University	Granted
1769118	Singapore	9600807-3 (45161)	2.2.1996	Monash University	Granted
1647518	Taiwan	83101065 (87438)	8.2.1994	Monash University	Granted

Invention entitled *"Methods for the diagnosis of diabetes and pre-diabetic conditions"*
(claiming priority from Australian Patent Application No. PL7168/93)

Our ref.	Country	Application/Patent No.	Filing Date	Proprietor	Status
1760050	U.S.A.	08/495,584 (5770381)	9.2.1994	Monash University	Granted

Invention entitled *"Expression in yeast of antigenically active, recombinant hybrid glutamic acid decarboxylase"*
(claiming priority from Australian Patent Application No. PO4685/97)

Our ref.	Country	Application/Patent No.	Filing Date	Proprietor	Status
2196485	Australia	55439/98 (733686)	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2191746	Canada	2278787	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191812	Europe	98900479.1	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191774	Japan	533409/98	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191787	Mexico	9906713	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Pending
2191881	New Zealand	336643	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
1986398	Republic of South Africa	98/0436	20.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2191800	U.S.A.	09/341,824 (6165738)	21.1.1998	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Granted
2333657	U.S.A.	09/657,362 (divisional)	7.9.2000	Montech Medical Developments Pty Ltd and Rondole Pty Ltd	Under examination

Placement Application Form



THIS APPLICATION FORM MUST NOT BE USED BY SHAREHOLDERS TO ACCEPT THEIR ENTITLEMENT PURSUANT TO THE RIGHTS ISSUE. SHAREHOLDERS CAN ONLY ACCEPT THEIR ENTITLEMENT UNDER THE RIGHTS ISSUE BY COMPLETING THE ENTITLEMENT AND ACCEPTANCE FORM ACCOMPANYING THIS PROSPECTUS.

AUTOGEN LIMITED

A.B.N. 79 000 248 304

Registered Office:
210 Kings Way
South Melbourne Victoria 3205
Australia
Ph (613) 9234 1188

Share Registry: Computershare Investor Services Pty Limited
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Ph: (613) 9615 5970

PLACEMENT APPLICATION FORM

Application for placement of the shortfall of the renounceable Rights Issue of Ordinary Shares at an issue price of 65 cents per Ordinary Share and otherwise on the terms and conditions of the Prospectus to which this Placement Application Form is attached.

IMPORTANT: This document is important. If you do not understand it, you should consult your Sharebroker or other Professional Adviser.

Full name of applicant:

....
(Mr/Mrs/Miss/Ms or Company Name) (Given Name(s)) (Surname)

Address:

....
(Number and Street)

....
(Suburb or City) (State/Province) (Country) (Postcode)

HIN/SRN (*if an existing shareholder*): ....

Tax File Number(s): ....
(if in Australia)

Applicant's telephone number for contact during business hours: ( ) ....

(1) I/We, the abovenamed applicant, apply for ....Shares (*insert number of shares applied for*) and lodge in full application moneys at $0.65 per Share $...(*insert total amount of cheque(s)*)
(2) I/We enclose my/our cheque(s) for the amount shown being payment at the rate of 65 cents per Share.
(3) I/We agree to be bound by the Constitution of the Company.

Individual ApplicantsSigned:... Signed:...

Corporate Applications ....)
Executed for the Applicant)
....)
in accordance with its Constitution) Director...Director/Secretary...........................
Sole Director/Secretary ....

RETURN OF THIS DOCUMENT TOGETHER WITH THE REQUIRED REMITTANCE WILL CONSTITUTE AN OFFER TO SUBSCRIBE FOR SECURITIES WHICH THE COMPANY MAY ACCEPT IN WHOLE OR IN PART.

Please complete the following payment details.

Drawer	Bank	BSB No. or Branch Name	Amount
			$
			$
			$

PLEASE REFER TO LODGEMENT INSTRUCTIONS OVERLEAF

THIS APPLICATION FORM MUST NOT BE USED BY SHAREHOLDERS TO ACCEPT THEIR ENTITLEMENT PURSUANT TO THE RIGHTS ISSUE. SHAREHOLDERS CAN ONLY ACCEPT THEIR ENTITLEMENT UNDER THE RIGHTS ISSUE BY COMPLETING THE ENTITLEMENT AND ACCEPTANCE FORM ACCOMPANYING THIS PROSPECTUS.

AUTOGEN LIMITED

A.B.N. 79 000 248 304

To apply for a placement of shares:

- Complete the form overleaf
- Forward it together with your remittance **(payable to: AUTOGEN LIMITED)** to Computershare Investor Services Pty Limited
  at:

Level 12, 565 Bourke Street Melbourne Vic 3000 Australia	**OR**	GPO Box 58A Melbourne Vic 3001 Australia

GENERAL INSTRUCTIONS

Signing instructions:

- The applicant and each joint applicant (if applicable) must sign.
- Companies need to sign in accordance with their Constitution and in any event in the presence of at least 2 Directors or one Director and Secretary. A Company with a Sole Director/Sole Secretary may sign by that person only.
- If signed by an Attorney, please forward the Power of Attorney to the Share Registry for noting, unless already noted.

Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. Your cheque must be made payable to "**AUTOGEN LIMITED**", and crossed "**Not Negotiable**".

Receipts for payment will not be forwarded.

Terms used in this Placement Application Form which are defined in the Prospectus, where the context permits are, afforded the defined meaning.

**IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR APPLICATION,
PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE: 1300 850 505**

02 MAY 29 ...

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Autogen Limited**
ABN	**79 000 248 304**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Jeffrey Jonas
Date of last notice	02/01/2002
Date that director ceased to be director	16/05/2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
None

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
None	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Autogen Limited
ABN 79 000 248 304

☐ Mark this box with an "X" if you have made any changes to your name or address details

Please return completed form to:
Autogen Limited.
C/- Computershare Investor Services Pty Limited
GPO Box 52A
MELBOURNE VIC 3001
Tollfree: 1300 850 505
Telephone: (03) 9615 5970
Facsimile: (03) 9473 2529

ENTITLEMENT AND ACCEPTANCE FORM

RENOUNCEABLE RIGHTS ISSUE CLOSING 7.00 PM MELBOURNE TIME ON 24 JUNE 2002

Registered name and address for this holding

SECURITYHOLDER REFERENCE NUMBER / HOLDER IDENTIFICATION NUMBER

Fold here

SHARE-HOLDING AT 7.00PM ON 28 MAY 2002	ENTITLEMENT TO NEW SHARES ON A 1:3 BASIS	AMOUNT PAYABLE ON FULL ACCEPTANCE AT A$0.65 PER NEW SHARE	ENTITLEMENT NUMBER

Renounceable Rights Issue of approximately 12.7 million New Shares on the basis of 1 New Share for every 3 Ordinary Shares registered and entitled to participate on 28 May 2002 at an issue price of A$0.65 per New Share and on the terms and conditions of the Prospectus dated 17 May 2002.

IMPORTANT:

- This document is of value and requires your immediate attention. If you do not understand it, or are in doubt as to how to deal with it, you should consult your accountant, stockbroker, solicitor or other professional adviser immediately.
- The rights referred to in this Entitlement and Acceptance Form may be transferred electronically in CHESS without surrendering this Entitlement and Acceptance Form.
- This Entitlement and Acceptance Form should not be relied upon as evidence of the current entitlement of the person named in this Entitlement and Acceptance Form.
- Receipt of this form by **7.00 p.m. Melbourne time on 24 June 2002** with your remittance will constitute acceptance in accordance with the terms of the Prospectus dated **17 May 2002.**
- Rights trading commenced on **22 May 2002** and is expected to close on **17 June 2002**.

TO BE COMPLETED BY SHAREHOLDER

Number of Shares accepted

Amount enclosed at $0.65 per Share

$

Fold here

Please complete the following payment details

Drawer	Bank	BSB No or Branch name	Amount A$

Contact Details

Contact Name	Telephone Number - Business Hours	Telephone Number - After Hours
	( )	( )

See "General Instructions" on the reverse side of this form for signing requirements.

Securityholder 1 or Director	Securityholder 2 or Director/Company Secretary	Securityholder 3 or Sole Director and Sole Company Secretary

AGT RRI

Instructions to your Stockbroker

I/We have accepted		Shares as per reverse side
And attach hereto a cheque/bankers draft for	A$	being acceptance money at $0.65 per share
I/We wish to sell		rights to shares

This instruction *has/has not previously been notified to you
*delete whichever does not apply

LODGMENT INSTRUCTIONS
RENOUNCEABLE RIGHTS ISSUE CLOSING 7.00 P.M. MELBOURNE TIME ON 24 JUNE 2002

1. Acceptance of your Entitlement in Full or Part

Complete the form overleaf. If you are accepting your rights entitlement in full or part please forward it together with your remittance ($0.65 per New Share) to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope, so as to arrive by no later than 7.00 p.m. Melbourne time on 17 JUNE 2002. Your cheque must be made payable to "**Autogen Limited**", and crossed "**Not Negotiable**".

2. Sale of your Entitlement in Part by your Stockbroker/Agent and acceptance of the balance

You should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf.
- Complete the form overleaf for the number of new shares you are accepting and return this form together with your remittance ($0.65 per New Share) direct to the Share Registry, Computershare Investor Services Pty Limited, in the enclosed reply-paid envelope

OR

- Complete the "Instructions to your Stockbroker" panel above.
- Complete the form overleaf for the number of New Shares you are accepting and attach your remittance to this Form.
- Forward this Entitlement and Acceptance Form to your Stockbroker.

IMPORTANT NOTICE TO HOLDERS WITH SHARES ON THE CHESS SUBREGISTER

Holders whose existing Shares are held on the CHESS Subregister as detailed overleaf, should in the first instance contact their Sponsoring Broker/Agent in respect of any proposed on-market sale of their rights.

3. Sale of your Entitlement in full by your Stockbroker

If you wish to sell your rights entitlement in full, you should either:

- Contact your Stockbroker verbally and provide details as requested which appear overleaf,

OR

- Complete the "Instructions to your Stockbroker" panel above and forward this Entitlement and Acceptance Form to your Stockbroker.

4. Disposal of your Entitlement other than through a Stockbroker

A Standard (gold coloured) Renunciation form must be used for all other transactions. These forms may be obtained from your Stockbroker or the Share Registry, Computershare Investor Services Pty Limited.

GENERAL INSTRUCTIONS

- Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted.
- Your cheque must be made payable to "**Autogen Limited**" and crossed "**Not Negotiable**".
- Receipts for payment will not be forwarded.

Signatures are required only if you have made amendments to the address as stated.

- The Shareholder and each joint Shareholder (if applicable) must sign.
- Companies need to sign under seal in accordance with their constitution.
- If signed by an Attorney, please forward the Power of Attorney to the Share Registry for noting, unless already noted.

PRIVACY NOTICE

Autogen Limited (AGT), through its agent, Computershare Investor Services Pty Limited, collects personal information when you submit this form. Your personal information is used by AGT and its agent to process your acceptance of the Rights Offer and to administer the acquisition of shares to which you are entitled or your other dealings in your rights. To do these things, AGT usually discloses, and by executing this Form you consent to AGT disclosing, your personal information to the following organisations (which may be located outside Australia): stockbrokers involved in the trading or taking up of rights; the Securities Clearing House; AGT related bodies corporate; AGT legal, financial and professional advisors; and organisations to which AGT outsource its functions and activities (such as its mailing house). If your personal information is not provided to AGT, it will be unable to do these things. In most cases, you can gain access to your personal information on request.

IF YOU HAVE ANY ENQUIRIES CONCERNING YOUR ENTITLEMENT, PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE: 1300 850 505

02 MAY 29 AM 11:5

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Autogen Limited

ABN

79 000 248 304

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid Ordinary Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Approximately 12,672,391 fully paid ordinary shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	One fully paid ordinary share for every three fully paid ordinary shares held on 28 May 2002.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.65 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. To expand Autogen's research programs and intellectual property folio; 2. To promote the competitiveness of Autogen's projects by providing funding and resources to enable the Company to deliver products for commercialisation as quickly as possible; 3. To provide the working capital necessary for all aspects of the business including resources for the protection of patents and intellectual property and identifying and establishing new project opportunities and alliances.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	50,689,562	Ordinary Shares
		22,159,749	Options maturing 12/03/2010

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	670,000 @$1.16 335,000@$0.8958 800,000	Options maturing 31/03/2010 Options expiring 31/12/2003

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Renounceable.
13	Ratio in which the +securities will be offered	One for three.
14	+Class of +securities to which the offer relates	Fully paid ordinary shares.
15	+Record date to determine entitlements	28 May 2002.
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Rounded up.
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	All countries other than Australia, New Zealand and USA.
19	Closing date for receipt of acceptances or renunciations	24 June 2002.

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	No.
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	31 May 2002
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Sent on 15 April 2002
28	Date rights trading will begin (if applicable)	22 May 2002
29	Date rights trading will end (if applicable)	17 June 2002
30	How do +security holders sell their entitlements *in full* through a broker?	Using the Entitlement and Acceptance Form enclosed with the Prospectus.
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Using the Entitlement and Acceptance Form enclosed with the Prospectus.

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	A Standard Renunciation Form available from the Share Registry.
33	+Despatch date	15 July 2002

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17th May 2002
(Company Secretary)

Print name: Peter J Lee

== == == == ==

Autogen Limited

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

16 May 2002

02 MAY 29 AM 11:57

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

(i) Amendment to Terms of Issues of Shares

(ii) Resignation of a Director

Details of Announcement

(i) On 18 March 2002, the Company announced an issue of shares to all shareholders.

Having given further consideration to the proposed issue, the Directors wish to advise that the issue price of the shares under the Rights Issue will be 65 cents per share.

(ii) Dr. J. Jonas has resigned as a Director to pursue his other business interests.

Yours faithfully

PETER LEE
General Manager Corporate
& Company Secretary

Autogen Limited ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@awi.com.au

Ref: AGT 432

3 May 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Resignation of Director

Details of Announcement

The Company advises that The Hon RJL Hawke has resigned as a Director of the Company due to the increasing level of his business and non-business commitments.

The Company is grateful for Mr Hawke's contributions over his 3 years as a Director.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Autogen Limited
ABN	79 000 248 304

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert James Lee Hawke
Date of last notice	02/01/2002
Date that director ceased to be director	30/04/2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
None

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
None	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

02 MAY 29 AM 11:0

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Autogen Limited

ABN

79 000 248 304

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	75 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As consideration for Global Markets Capital Group LLC agreeing to serve as non exclusive US strategic and corporate advisor (refer ASX Announcement of 26 March 2002).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
38,017,171	Ordinary
22,159,749	Options expiring 12/03/2010

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	670,000 @ $1.16 335,000 @ $0.8958 800,000	Options expiring 31/03/2010 Options expiring 31/12/2003

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2/5/02
(Director/Company Secretary)

Print name:

== == == == ==

+ See chapter 19 for defined terms.

02 MAY 29 AM 11:0

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Autogen Limited

ABN

79 000 248 304

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options expiring at various dates up to 31 December 2003.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	800,000 Options.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options are exercisable as follows: 200,000 when AGT share price reaches $1.00 200,000 when AGT share price reaches $1.10 200,000 when AGT share price reaches $1.20 200,000 when AGT share price reaches $1.40 The share price must remain at the above for 10 business days to enable the options to be exercised.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Once exercised. N/A N/A
5	Issue price or consideration	Advisory Services.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options are being issued pursuant to an Advisory Agreement to promote the Company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
37,817,171	Ordinary Shares
22,159,749	Options expiring 12/03/2010

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	670,000 @$1.16 335,000 @$0.8958 800,000	Options expiring 31/03/2010 Options expiring 31/12/2003

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1/5/02
(Company Secretary)

Print name: Peter J Lee

== == == == ==

+ See chapter 19 for defined terms.

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

Monday 15 April, 2002

PRESS RELEASE
FOR IMMEDIATE RELEASE

USA DISCOVERY GENETICS COMPANY SEQUENOM TO USE AUTOGEN'S eXpress TECHNOLOGY TO VALIDATE GENE TARGETS

Gene and protein discovery company Autogen Limited [ASX:AGT] today announced an agreement with leading discovery genetics company SEQUENOM, Inc. (Nasdaq: SQNM) to use Autogen's eXpress Technology Platform to validate and characterise SEQUENOM™ proprietary genetic targets. The agreement follows a previously announced memorandum of understanding between the two companies.

SEQUENOM, based in San Diego, has integrated its MassARRAY™ technology platform, sample repository, SNP assay portfolio and innovative strategies to determine the medical impact of genes. To date the company has identified and prioritized more than 120 candidate disease genes that suggest a broad population impact.

Autogen management said the agreement confirmed the international competitiveness of its eXpress Technology Platform. "That SEQUENOM has agreed to utilize our expertise and resources to add value to their initial discoveries demonstrates the competitiveness of our own discovery programs in diabetes/obesity and depression and anxiety that utilize the technology platform," said Professor Greg Collier, Autogen Chief Operating Officer.

"The agreement strengthens our partnerships with USA biotech companies and helps raise our international profile as a leading gene and protein discovery company," he said. Autogen now has links in the USA with SEQUENOM Inc. and with Southwest Foundation via the Autogen Center of Statistical Genomics in San Antonio, Texas.

"Our increasing presence in the USA is pleasing in view of our recent appointment of Global Markets Capital Corporation of New York as US strategic and corporate advisor." Global Markets Capital will establish an American Depositary Receipt program for Autogen and advise it in relation to a NASDAQ listing.

"By the very nature of our population genetics approach, each of the candidate disease genes we identify suggest significant market potential," said Jay Lichter, Ph.D., Executive Vice President of Business Development at SEQUENOM. "The critical next step toward transitioning these genes into novel therapeutics is to validate their function. Autogen's technology and expertise in functional genomics should help us to create the highest possible value for our targets."

The agreement with SEQUENOM demonstrates the need for discovery companies to validate their gene discoveries with functional data. By determining the functions of initial gene discoveries and evaluating cellular functions and interactions, Autogen's eXpress

Technology Platform will help determine if initial gene discoveries can be translated into "druggable" targets for future therapeutic development with pharmaceutical partners.

Following the developments with Sequenom and the appointment of Global Capital Markets Corporation of New York to assist with an ADR program and listing on Nasdaq, Autogen has decided to concentrate its international focus on the USA and has put on hold the proposed listing in Singapore.

About the company: Autogen is an Australian biotechnology company engaged in gene and protein discovery. It utilises its eXpress Technology Platform in all phases of research and development including new target discovery, target validation and functional genomics to support the development of genetic targets and therapeutics.

For more information:
Professor Greg Collier,
Autogen Chief Operating Officer
Ph: 03 9234 1188 or 0419 897 501
www.autogenlimited.com.au

Renate Krelle
Monsoon Communications
Ph: 03 9620 3333

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

MEDIA RELEASE

AUTOGEN APPOINTS NEW YORK-BASED GLOBAL MARKETS CAPITAL CORPORATION TO PURSUE NASDAQ LISTING

Tuesday 26 March 2002

Gene discovery company Autogen Limited [ASX:AGT] today announced it had appointed Global Markets Capital Corporation of New York as US strategic and corporate advisor.

Global Markets Capital will establish an American Depositary Receipt program for the company and to advise it in relation to a listing on NASDAQ.

Professor Greg Collier, Autogen's Chief Operating Officer, said the agreement will open up sources of investment in US markets.

"Autogen has established a niche of partnerships and collaborations in the USA including Sequenom in San Diego and South Western Foundation and Autogen Center for Statistical Genetics in San Antonio, Texas," he said. "Appointing Global Markets Capital is part of our strategy to raise awareness in Autogen's activities in the USA and will continue to strengthen our collaborations with the USA biotechnology industry."

Mr Mark Saunders, President of Global Markets Capital, said US investors had responded favourably to companies like Autogen with a strong interest in gene discovery: "Autogen's research programs, including its work in the areas of obesity and diabetes, coupled with its existing collaborations with US institutions, will stand it in good stead in the US market," he said.

For more information:

Professor Greg Collier, Autogen Chief Operating Officer
Ph: 03 9234 1188 or 0419 897 501

Mark Saunders, Global Markets Capital
Ph: 1 (954) 325 9624

Richard Allen
Monsoon Communications
Ph: 03 9620 3333

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

18 March 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

1:3 Renounceable Rights Issue of Ordinary Shares

Announcement

The Directors announce a 1:3 renounceable rights issue of ordinary shares at an issue price of A$0.75 per share. A disclosure document is being prepared for the issue. The funds raised from the issue will be used to continue the Company's research programs and provide working capital.

Yours faithfully

J I Gutnick

J I GUTNICK
Chairman & Managing Director

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Autogen Limited

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
79 000 248 304	✓		31 December, 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	~~up~~/down	19.5 %	to	2,029
~~Profit~~ (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up/~~down~~	47.7 %	to	3,609
~~Profit~~ (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up/down	47.7 %	to	3,609
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of	-		-
Net ~~profit~~ (loss) for the period attributable to members *(item 1.11)*	up/down	47.7 %	to	3,609

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	-

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	2,029	2,519
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(5,634)	(4,947)
1.3	Borrowing costs	(4)	(16)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(3,609)	(2,444)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(3,609)	(2,444)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(3,609)	(2,444)
1.10	Net profit (loss) attributable to outside +equity interests		-
1.11	**Net profit (loss) for the period attributable to members**	(3,609)	(2,444)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(52,686)	(49,269)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,609)	(2,444)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(56,295)	(51,713)

Profit restated to exclude amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,609)	(2,444)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(3,609)	(2,444)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,609)	(2,444)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(3,609)	(2,444)

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue		
	Revenue from ordinary activities		
	Research	1,847	2,143
	Interest	172	376
	Other	10	-
	Expenses		
	Costs from ordinary activities		
	Research and development expenditure	(3,761)	(2,544)
	Administration	(1,783)	(929)
	Depreciation	(90)	(91)
	Interest expense	(4)	(16)
	Increase in provisions for diminution in the value of investment	-	(1,365)
	Discontinued operations		
	Loss from operations of discontinued controlled entity	-	(18)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-

+ See chapter 19 for defined terms.

2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	3,119	7,095	11,473
4.2	Receivables	1,436	313	76
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (prepayments)	16	6	19
4.6	**Total current assets**	**4,571**	**7,414**	**11,568**
	Non-current assets			
4.7	Receivables	252	251	162
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	294	294	926
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	255	345	582
4.14	Intangibles (net)	-	-	-
4.15	Other (deferred expenditure)	69	-	-
4.16	**Total non-current assets**	**870**	**890**	**1670**
4.17	**Total assets**	**5,441**	**8,304**	**13,238**
	Current liabilities			
4.18	Payables	1,869	1,076	880
4.19	Interest bearing liabilities	111	287	364
4.20	Provisions	-	-	-

+ See chapter 19 for defined terms.

4.21	Other (deferred revenue)	145	-	880
4.22	**Total current liabilities**	**2,125**	**1,363**	**2,124**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	16	46
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**-**	**16**	**46**
4.28	**Total liabilities**	**2,125**	**1,379**	**2,170**
4.29	**Net assets**	**3,316**	**6,925**	**11,068**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	47,945	47,945	47,945
4.31	Reserves	11,666	11,666	14,836
4.32	Retained profits (accumulated losses)	(56,295)	(52,686)	(51,713)
4.33	**Equity attributable to members of the parent entity**	3,316	6,925	11,068
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**3,316**	**6,925**	**11,068**

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,933	3,023
7.2	Payments to suppliers and employees	(6,048)	(3,067)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	167	375
7.6	Interest and other costs of finance paid	(4)	(16)
7.7	Income taxes paid	-	-
7.8	Other (Sponsorship for Biotechnology Forum)	5	-
7.9	**Net operating cash flows**	**(3,947)**	**315**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	-	-
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	-	-
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	13
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(29)	(52)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**(29)**	**(39)**
7.24	**Net increase (decrease) in cash held**	(3,976)	276
7.25	Cash at beginning of period *(see Reconciliation of cash)*	7,095	11,197
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	3,119	11,473

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	213	168
8.2	Deposits at call	908	257
8.3	Bank overdraft	-	-
8.4	Other (provide details) Commercial Paper	1,998	11,048
8.5	**Total cash at end of period** *(item 7.27)*	**3,119**	**11,473**

+ See chapter 19 for defined terms.

Ratios

		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	N/A	N/A
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(108.83%)	(22.08%)

Earnings per security (EPS)

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(9.54¢)	(6.46¢)
	(b) Diluted EPS (if materially different from (a))	-	-
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	37,817,171	37,816,891

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	8.77¢	29.27¢

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	172	376
12.2	Interest revenue included in item 12.1 but not yet received (if material)	4	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-

+ See chapter 19 for defined terms.

12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	(90)	(91)
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	-
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales — See Attached

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	- ¢	- ¢	- ¢

+ See chapter 19 for defined terms.

15.5	Previous year	- ¢	- ¢	- ¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	- ¢	- ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans	-

Any other disclosures in relation to dividends (distributions)

-

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	37,817,171	37,817,171	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		22,159,749	22,159,749	$1.25	12/03/2010
	Employee Share Option Plan	720,000	-	$1.16	31/03/2010
	-	335,000	-	$0.8958	31/03/2010

+ See chapter 19 for defined terms.

18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	20,000	-	$1.16	31/03/2010
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

-

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

-

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

-

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

-

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	-
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	-
Date	-
Time	-
Approximate date the +annual report will be available	-

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: ...[signature]... Date: 15/3/02
(Director/Company Secretary)

Print name: PETER LEE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

18.	SEGMENT INFORMATION		31 December 2001 A$ '000	30 June 2001 A$ '000	31 December 2000 A$ '000
	INDUSTRY SEGMENTS				
	Operating revenue				
	Investments	Proceeds on sale of investment	-	10	-
	Biotechnology research				
		Interest received from Outside Entities	171	654	376
		Proceeds from research agreements	1,848	3,899	2,143
		Sundry revenue	10	-	-
	Other				
		Proceeds on sale of land and buildings	-	120	-
			2,029	4,683	2,519
	Operating loss after tax (No income tax payable by segments)				
	Investments		-	1,137	(1,365)
	Biotechnology research		(3,609)	(4,555)	(1,063)
	Other		-	-	(16)
			(3,609)	(3,418)	(2,444)
	Total Assets				
	Investments		294	294	926
	Biotechnology research		5,147	8,010	12,259
	Other		-	-	53
			5,441	8,304	13,238

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

+ See chapter 19 for defined terms.

02 [illegible] 29 [illegible]

Autogen Limited
and its Controlled Entity

ABN 79 000 248 304

REPORT TO SHAREHOLDERS
FOR THE HALF YEAR ENDED
31 DECEMBER 2001

Autogen Limited
ABN 79 000 248 304

Chairman's Report

March 2002

Dear Shareholder,

Autogen's has continued to progress as a world leader in genomics during the past six months with a number of important milestones being achieved by the Company.

The main highlight for Autogen over the past half-year was the announcement of a key collaboration between Autogen and Sequenom Inc, a major US genetics company. The collaboration will see Sequenom utilize Autogen's eXpress Technology Platform to functionally validate a selection of Sequenom's candidate disease gene targets. This collaboration demonstrates the exceptional capabilities of our research team and recognizes the international standing of our high throughput eXpress Technology Platform.

During the past six months, Autogen's major strategic partner in obesity and diabetes research, Merck-Lipha, increased its stake to 14.99% of the issued shares in Autogen Limited. This increase highlights the confidence that this major pharmaceutical company has in Autogen's world-class research.

Autogen's major research and development program in obesity and diabetes continues to progress well, with an additional 12 gene discoveries submitted for preliminary patent protection for this program over the last six months. This takes the total number of gene discoveries from the obesity and diabetes project to 36 as at December 31, 2001 and cements Autogen's position as one of Australia's leading gene discovery companies.

Another highlight for Autogen over the past six months was the biotechnology forum hosted by Autogen in conjunction with JB Were, Arnold Bloch Leibler and Westpac, featuring the former Prime Minister of Israel Mr Benjamin Netanyahu. Mr Netanyahu was invited to address an audience of key biotechnology analysts and industry participants on the subject of the "impact of biotechnology on Israel's economy and what lessons Australia's biotechnology industry can learn from the success of Israel".

Another major development for Autogen over this period was the identification of a key gene, AGT-203, associated with diabetes. AGT-203 was first discovered in Autogen's animal model of diabetes and obesity, the Israeli Sand Rat. Importantly, Autogen has also identified the same gene in humans and AGT-203 maps precisely to a "hot-spot" for genes linked with type 2 diabetes on human chromosome 3. Our researchers have shown that levels of AGT-203 are reduced in the muscles of obese, diabetic Sand Rats suggesting AGT-203 expression may offer a new lead in understanding the development of diabetes. We are currently conducting further studies in human samples to investigate whether AGT-203 is responsible for the linkage with Type 2 diabetes previously observed in this genomic region. The results of these studies will be considered in conjunction with the gene expression data to determine the likelihood of AGT-203 as a new target for the treatment of Type 2 diabetes. This discovery gives Autogen a major advantage over other research teams around the world who have tried, but so far failed, to identify a candidate gene in this chromosomal region that causes diabetes.

A further exciting development over this period was the announcement by Autogen of an important breakthrough in the search for the cause of Alzheimer's disease, atherosclerosis and arthritis. The Autogen research team has discovered that one of its new key genes, Tanis, codes for the receptor of a key protein believed to play a role in these diseases as well as in diabetes and obesity. Tanis was shown to be a receptor for serum amyloid A (SAA), an acute phase protein linked with a number of disease states. This research result provides an exciting link between a diabetes gene and a protein

important in inflammation and should open up new ways of studying and treating a number of serious human disease states, particularly cardiovascular disease.

Further strengthening Autogen's research capability was the announcement of the appointment of leading US statistical geneticist, Dr John Blangero, as head of the Company's Human Statistical Genomics Program and as a member of the Scientific Advisory Board. Dr Blangero is from the Department of Genetics at the Southwest Foundation for Biomedical Research in San Antonio. He was the major driving force behind the development of new software with the capability to greatly expand the amount of data that can be handled in genetic studies of families. Dr Blangero's acceptance of both of these Autogen appointments is a clear acknowledgement of Autogen's prominent ranking among the world's biotechnology companies involved in gene discovery and genetics. His analytical expertise will complement Autogen's genetic studies on human DNA and serum samples from isolated populations with a high susceptibility to diabetes and obesity.

Autogen's expansion plans into depression and anxiety received a boost over the past six months with the discovery of the Israeli Sand Rat as a valid new animal model for human depression. Autogen has submitted a patent application for the use of this model for studying genes involved in depression and anxiety and for testing new drugs for depression and anxiety.

On the corporate development front, this period has also seen the decision by Autogen to list its shares on the Singapore Stock Exchange. Autogen has signed a mandate letter with UOB Asia and United Overseas Bank Limited, one of the largest banking and financial services group in Singapore. This letter confirms the appointment of UOB Asia as the lead manager for the Company's proposed listing of Autogen's shares on the SGX-ST and subsequent public offering of its shares to investors in Asia. Autogen's strategic decision to focus on Singapore as a source of capital has resulted from the realisation that over the next decade, Singapore is set to provide a significant amount of capital that will become available to emerging biotechnology companies such as Autogen by both the government of Singapore and the investment community in Singapore.

We would like to thank our shareholders for their continued support and loyalty and we look forward to the forthcoming six months being a period of continued growth for Autogen.

J. I. Gutnick

J I GUTNICK

Chairman & Managing Director

The technical aspects of this report have been reviewed by Professor Greg Collier, Autogen's Chief Operating Officer, who has 20 years experience in the biotechnology research field.

Autogen Limited
ABN 79 000 248 304

Directors Report

The Directors of Autogen Limited present their report for the half year ended 31 December 2001. This Report should be read in conjunction with the 2001 Annual Report together with announcements made by the Company in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

1. Directors

The Directors of the Company in office since 1 July 2001 and at the date of this report are:

Mr Joseph I Gutnick FAusIMM FAIM MAICD
Chairman and Managing Director

The Hon. Robert Hawke A.C. BA LLB Blitt(Oxon)
Non-Executive Director

Mr Jean-Noel Treillis
Non-Executive Director

Dr Jeffrey M Jones M.D
Non-Executive Director

Dr David Tyrwhitt PhD(Geology) BSc(Hons) FSEG(USA) FAusIMM CPGeo FIMM(London)
Non-Executive Director

2. Review and result of operation

A review of operations is contained in the Chairman's Report. The financial result of the operations was a loss of $3,608,646 after providing for income tax.

Signed in accordance with a resolution of the Board of Directors at Melbourne this 15th day of March 2002.

J. I. Gutnick

J I Gutnick
Director

Autogen Limited and its Controlled Entity
Statements of Financial Performance for the Half Year Ended 31 December 2001

	Note	Consolidated 31 December 2001 $	Consolidated 31 December 2000 $
Revenue			
Revenue from ordinary activities			
Research		1,847,606	2,143,064
Interest		171,665	376,306
Other		10,000	-
Total revenue		2,029,271	2,519,370
Expenses			
Costs from ordinary activities			
Research and development expenditure		(3,761,337)	(2,543,942)
Administration		(1,782,959)	(929,077)
Depreciation		(89,886)	(91,226)
Interest expense		(3,735)	(16,411)
Increase in provisions for diminution in the value of investment		-	(1,365,238)
Total costs and expenses		(5,637,917)	(4,945,894)
Operating loss from ordinary activities before income tax		(3,608,646)	(2,426,524)
Discontinued operations			
Loss from operations of discontinued controlled entity		-	(17,950)
Operating loss before income tax		(3,608,646)	(2,444,474)
Income tax attributable to ordinary activities		-	-
Operating loss after income tax		(3,608,646)	(2,444,474)
Basic earnings/(loss) per share (cents)	2	(9.54)	(6.46)

The Statements of Financial Performance are to be read in conjunction with the attached notes to and forming part of these Financial Statements.

Autogen Limited and its Controlled Entity
Statements of Financial Position as at 31 December 2001

	Note	Consolidated 31 December 2001 $	Consolidated 30 June 2001 $	Consolidated 31 December 2000 $
CURRENT ASSETS				
Cash assets		3,119,232	7,094,869	11,472,984
Prepayments		15,744	6,542	18,914
Receivables		1,436,318	312,661	75,614
TOTAL CURRENT ASSETS		4,571,294	7,414,072	11,567,512
NON-CURRENT ASSETS				
Receivables		252,525	251,479	161,900
Other financial assets		362,368	293,702	926,374
Property, plant and equipment		255,258	345,144	582,293
TOTAL NON-CURRENT ASSETS		870,151	890,325	1,670,567
TOTAL ASSETS		5,441,445	8,304,397	13,238,079
CURRENT LIABILITIES				
Payables		2,013,745	1,075,839	1,760,079
Interest bearing liabilities		111,137	287,670	363,980
TOTAL CURRENT LIABILITIES		2,124,882	1,363,509	2,124,059
NON-CURRENT LIABILITIES				
Interest bearing liabilities		-	15,679	46,137
TOTAL NON-CURRENT LIABILITIES		-	15,679	46,137
TOTAL LIABILITIES		2,124,882	1,379,188	2,170,196
NET ASSETS		3,316,563	6,925,209	11,067,883
EQUITY				
Contributed equity		47,944,756	47,944,756	47,944,266
Reserves		11,666,476	11,666,476	14,836,143
Accumulated losses	3	(56,294,669)	(52,686,023)	(51,712,526)
TOTAL EQUITY		3,316,563	6,925,209	11,067,883

The Statements of Financial Position are to be read in conjunction with the attached notes to and forming part of these Financial Statements.

Autogen Limited and its Controlled Entity
Statements of Cash Flows for the Half Year Ended 31 December 2001

	Consolidated 31 December 2001 $	Consolidated 31 December 2000 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Proceeds from research revenue	1,932,818	3,023,185
Payments in the course of operations	(6,047,822)	(3,067,282)
Interest received	166,665	375,448
Interest paid	(3,735)	(16,411)
Sundry income	5,000	-
NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES	(3,947,074)	314,940
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from issue of options	-	12,624
Repayments of borrowings	(28,563)	(52,041)
NET CASH (USED IN) FINANCING ACTIVITIES	(28,563)	(39,417)
Net increase/(decrease) in cash held	(3,975,637)	275,523
Cash at the beginning of the financial period	7,094,869	11,197,461
CASH AT THE END OF THE FINANCIAL PERIOD	3,119,232	11,472,984

The Statements of Cash Flows are to be read in conjunction with the attached notes to and forming part of these Financial Statements.

1. BASIS OF PREPARATION OF HALF YEAR FINANCIAL STATEMENTS

This half year consolidated Financial Report is a general purpose financial report and has been prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001. The Financial Report has been prepared on the historical cost basis and except where stated, does not take into account changing money values or current valuations of non-current assets. Except where stated, the accounting policies are consistent with those of the previous year. For the purpose of preparing the half year Financial Report, the half year has been treated as a discrete reporting period. It is recommended that this half year Financial Report should be read in conjunction with the 2001 Annual Report and any public announcements made by Autogen Limited during the half year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Notes of a type normally included in an Annual Financial Report are not included.

2. EARNINGS/(LOSS) PER SHARE

	Consolidated 31 December 2001 Number	Consolidated 31 December 2000 Number
Weighted average number of ordinary shares on issue used in the calculation of basic earnings/(loss) per share	37,817,171	37,816,891

There are no potential ordinary shares considered to be dilutive

3. ACCUMULATED LOSSES

	Consolidated 31 December 2001 $	Consolidated 30 June 2001 $	Consolidated 31 December 2000 $
Accumulated losses at the beginning of the period	(52,686,023)	(49,268,052)	(49,268,052)
Net loss for the period	(3,608,646)	(3,417,971)	(2,444,474)
Accumulated losses at the end of the period	(56,294,669)	(52,686,023)	(51,712,526)

4. CONTINGENT LIABILITIES

The Company is a party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd ("CGI"). In December 1996, the Company, together with other shareholders of CGI received shares held by CGI in a publicly listed company. The liquidator alleges that the assignment of these shares amounted to conduct prohibited by the law on various grounds. The Company has denied the claims. Soon after it received the shares in December 1996, the Company sold them on the open market. If the Company is unsuccessful in its defence of the claim, the Company's maximum potential liability is likely to be the value for which the shares were sold by the Company on the open market, being $1.5 million and legal costs of the action. In the current financial year, interlocutary proceedings have continued and the matter is awaiting a trial date, likely to be in June 2002.

		2001 $	2000 $
5. SEGMENT INFORMATION			
INDUSTRY SEGMENTS			
Operating revenue			
Biotechnology research	Interest received from outside entities	171,665	376,306
	Proceeds from research agreements	1,847,606	2,143,064
	Sundry revenue	10,000	-
		2,029,271	2,519,370
Operating loss after tax (No income tax payable by segments)			
Investments		-	(1,365,238)
Biotechnology research		(3,608,646)	(1,063,003)
Other		-	(16,233)
		(3,608,646)	(2,444,474)
Total Assets			
Investments		293,702	926,374
Biotechnology research		5,147,743	12,258,512
Other		-	53,193
		5,441,445	13,238,079

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

Directors' Declaration

In the opinion of the Directors of Autogen Limited

(a) The accompanying financial statements and notes are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Consolidated Entity as at 31 December 2001 and of its performance, as represented by the results of its operations and its cash flows for the half year ended on that date: and

(ii) complying with Accounting Standards and the Corporations Regulations 2001.

(b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a Resolution of the Board of Directors at Melbourne this 15th day of March 2002.

J.I. Gutnick

J.I. Gutnick
Director

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9602 1611
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF AUTOGEN LIMITED

Scope

We have audited the financial report of Autogen Limited for the half-year ended 31 December 2001. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at half-year end or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Autogen Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PKF

PKF
Chartered Accountants

15 March, 2002
Melbourne

Michael Phillips

M J Phillips
Partner

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

AGT: 432

22 February 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Autogen files a patent application in the USA for five new genes

Details of Announcement

Melbourne-based biotechnology Company Autogen Limited [ASX: AGT] today announced the filing of a provisional patent application in the USA for five new genes discovered in the Company's diabetes and obesity program. This brings to 41 the number of genes that the Company has placed under patent protection since the beginning of the gene discovery program.

The new gene discoveries have the potential to be used to develop novel therapies for diabetes and obesity - areas that represent substantial drug markets worldwide. The discoveries were made using Autogen's Israeli Sand Rat Model for human obesity and diabetes and the Company's eXpress Technology Platform facilities. The diabetes and obesity program is a collaboration with Merck-Lipha, a German Pharmaceutical Company.

Professor Greg Collier, Autogen's Chief Operating Officer, said the Company was thrilled to have made the new patent applications, which expand the Company's target portfolio. "The new applications have confirmed and strengthened our position as a world leader in this area of research," he said. "To have close to 50 genes under patent protection puts us in a tremendously strong position to move forward in this area. We expect to be filing more patents this year".

"It is important to realise that these genes are the pick of the crop. Autogen has discovered thousands of differentially-expressed genes, but narrowed that number down to 41 which have the right properties to qualify as genuine diabetes and obesity genes. All these genes have the potential to be developed as drug targets."

Autogen Limited specialises in the use of gene discovery approaches to identify novel therapeutic targets for drug development and to secure pharmaceutical alliances. Autogen has various research projects including programs in diabetes and obesity, and depression and anxiety. These programs are supported by the Company's in-house eXpress Technology Platform, which provides a high throughput capability for identifying new genes and their proteins and validating their role in diseased states. Autogen's diabetes and obesity research has backing from the major European pharmaceutical group Merck-Lipha which has taken a 15% shareholding and committed a minimum of $A25 million funding to Autogen's research programs up to 2005. The Company has made two important milestone discoveries: the *Beacon* gene for obesity and the *Tanis* gene for diabetes. The Company now has 41 diabetes- and obesity-related genes in various stages of patent protection.

Yours faithfully

J. I. Gutnick

J I GUTNICK
Chairman & Managing Director

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Autogen Limited**
ABN	**79 000 248 304**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jeffrey Jonas
Date of appointment	19/12/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

02 ... 29 ...

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Autogen Limited**
ABN	**79 000 248 304**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jean-Noel Treilles
Date of appointment	08/02/2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Autogen Limited
ABN	79 000 248 304

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert James Lee Hawke
Date of appointment	11/02/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
None

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
None	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	None
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

02 MAY 29 PM 3:11

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Autogen Limited**
ABN	**79 000 248 304**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Joseph Isaac Gutnick
Date of appointment	03/07/1987

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
3,920 Fully Paid Ordinary Shares 200,000 Employee Options - Expiring 31/3/2010 Note : Joseph Gutnick is a Director & Shareholder of Edensor Nominees Pty Ltd which is a Substantial Share & Option holder of the company. Edensor Nominees Pty Ltd is the Trustee of the Gutnick Family Trust.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Autogen Limited**
ABN	**79 000 248 304**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Stuart Tyrwhitt
Date of appointment	14/11/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
NIL

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
NIL	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

02 MAY 20

20 December 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Autogen Limited ("Autogen") and SEQUENOM, Inc ("SEQUENOM") a major US genetics company, form collaboration.

Details of Announcement

Autogen,(ASX:AGT) an Australian biotechnology company and SEQUENOM (NASDAQ:SQNM) a major US genetics company, today announced a collaboration to utilize Autogen's eXpress technology platform to functionally validate a selection of SEQUENOM's candidate disease gene targets.

Chairman and Managing Director of Autogen, Mr Joseph Gutnick, said "This collaboration demonstrates the exceptional capabilities of our research team and recognizes the international standing of our high throughput eXpress technology platform. This re-affirms Autogen's place as one of Australia's leading genomics companies."

SEQUENOM is a leader in discovery genetics. SEQUENOM is commercializing its MassARRAY technology through the sale of products and services and is using MassARRAY in combination with its clinical samples and strategic approach to identify the genes associated with today's most prevalent diseases. By the nature of SEQUENOM's novel population genetics program, SEQUENOM is systematically identifying potential disease-related genes that impact the health of a significant portion of the human population. By focusing on genes with a broad population impact, SEQUENOM expects to play an important role in bringing new diagnostic and therapeutic products to the marketplace with significant market potential.

Autogen is a leading gene and protein discovery company that uses its unique animal model, access to human populations and its eXpress technology platform to produce validated gene targets.

Professor Greg Collier, Autogen's Chief Operating Officer said, "SEQUENOM is one of the largest genetics companies in the US with a global reach of customers and we are very pleased that they have selected us to validate their candidate gene targets. "

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Operating Officer on 03 9234 1188 or 0419 897 501.

The technical aspects of this report have been reviewed by Professor Greg Collier who has approximately 20 years of experience in the area of medical research.

Yours faithfully

J I GUTNICK
Chairman & Managing Director

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

AGT: 432F

19 December 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

The Directors advise that the person responsible for communication with ASX in relation to listing rule matters is the Company Secretary, or in his absence, the Company Secretarial Officer.

Yours faithfully

PETER LEE
General Manager Corporate
& Company Secretary

Principal Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

Ref: AGT 432

5 December 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Autogen Limited ("Autogen") announces the discovery of a new animal model of Human Depression.

Announcement

Autogen, a Melbourne based biotechnology company, has discovered a new animal model for human depression, the Israeli Sand Rat. Autogen has submitted a patent application for the use of this model for studying genes involved in depression and anxiety and for testing new drugs for depression and anxiety.

Stress related diseases are increasingly common in today's society and the World Health Organisation (WHO) has warned that depression will be second only to heart diseases as a cause of disability world wide by 2020. Anti-depressant drugs are the highest selling drug class in the world with sales expected to reach US$15 billion by 2002. Consequently, new anti-depressant drugs have the potential to generate substantial revenues for the companies involved in their discovery and development.

The identification of new strategies for the prevention and/or treatment of depression has been hampered by a lack of appropriate models in which to test potential new drugs. Currently used animal models rely on chronic stress or surgical paradigms to induce depression like illness. Such models have numerous problems and do not closely resemble depression in humans.

Autogen researchers have found that the Israeli Sand Rat shows signs of depression after isolation from siblings. Of particular interest is the observation that the rats exhibit a range of responses to social isolation that closely resembles that of human populations. Some of the rats show no disturbance in behaviour after isolation, while others seem unable to cope and

rapidly decline into depression as evidenced by behavioural modifications and a loss of appetite and body weight. These types of responses make them ideal for studying gene expression during the development of the disease. In addition, this animal model is invaluable for testing the efficacy of new antidepressant drugs.

"We are very excited to have discovered such a relevant model for depression" said Professor Greg Collier, Chief Operating Officer. "This discovery gives Autogen a major advantage in both the discovery of new genes or proteins involved in depression, and in the testing and validation of potential new drugs in pharmaceutical pipelines for the treatment of this disease".

Mr Joseph Gutnick, Chairman and Managing Director of Autogen, says "This is an important new step for Autogen into the largest pharmaceutical market in the world. This new animal model coupled with our technology platform for validating new drug targets sets us above the rest of the competition looking for new gene targets for antidepressant drugs. We have already had interest from large pharmaceutical companies interested in collaborating with us for the use of our animal model".

Autogen is an Australian biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Operating Officer on 03 9234 1188 or 0419 897 501.

The technical aspects of this report have been reviewed by Professor Greg Collier who has approximately 20 years experience in the area of medical research.

Yours faithfully



J I GUTNICK
Chairman & Managing Director

M:\Documents\Autogen\Autogen Limited\Corporate\Announcements\AGT Depression.doc

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@awi.com.au

Ref: AGT 432

29 November 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Result of resolutions put to members at the Annual General Meeting held today.

Details of Announcement

In accordance with ASX Listing Rules the Company advises that the resolutions put to shareholders at today's Annual General Meeting were passed on a show of hands.

In accordance with S251AA(2) of the Corporations Act 2001, the voting preferences of shareholders who lodged proxies were:

Resolution 2(a)

For	17,180,562
Against	9,131
Open	17,490
Abstain	2,000

Resolution 2(b)

For	17,181,743
Against	7,950
Open	17,490
Abstain	2,000

Resolution 3

For	17,174,997
Against	9,580
Open	17,490
Abstain	7,116

Yours faithfully

PETER LEE
General Manager Corporate
& Company Secretary

Principal Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@axisc.com.au

02 ... 29 ...

28 November 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen discovers a further six new genes in its diabetes and obesity program

Announcement

Autogen is pleased to announce that it has filed a provisional patent in the USA for six new genes in its obesity and diabetes program, further confirming the success of the Company's technology platform. This filing takes to 36 the number of genes that Autogen has placed under patent protection from its diabetes and obesity gene discovery program.

"We are extremely excited about these latest discoveries," said the Company's Chief Operating Officer, Professor Greg Collier. "This once again validates our capacity to discover genes using our unique animal model and technology platform".

Chairman & Managing Director of Autogen, Mr Joseph Gutnick, said, "once again, Autogen is able to show its shareholders that its unique technology platform is working and we are achieving results. This is why we have recently been successful in attracting a number of institutional investors to our register and why we are widely recognized as one of Australia's leading genomics companies".

These latest discoveries have been achieved under Autogen's collaboration with Merck-Lipha, Autogen's partner in its diabetes and obesity program and significant shareholder
(14.99%). Under this collaboration, Merck-Lipha has committed a minimum of $25 million of funding towards the development of Autogen's diabetes and obesity program.

Professor Paul Zimmet, internationally respected diabetes specialist and Chairman of the Company's Scientific Advisory Board, said "the Australian public in general and the Australian scientific community in particular, should be enormously proud that home grown science emerging from Autogen is able

to achieve these fantastic results. We must not forget that if these gene discoveries are validated and end up as drug targets, then we will have worldwide blockbuster drugs emerging from Autogen".

For more information on Autogen, visit the Company's website at www.autogenlimited.com.au or contact Mr Joseph Gutnick on 03 9234 1444, or Professor Greg Collier on 0419 897 501 or 03 9234 1332.

The technical aspects of this report have been reviewed by Professor Greg Collier who has approximately 20 years of experience in the area of medical research.

Yours faithfully

J.I. Gutnick

J I GUTNICK
Chairman & Managing Director

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@awi.com.au

REF: AGT 432

02 MAY 29 AM 11:11

13 November 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Autogen signs a mandate letter with UOB Asia Limited ("UOB Asia") to manage the listing of Autogen shares on the Singapore Exchange Securities Trading Limited ("SGX-ST").

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce that it has signed a mandate letter with UOB Asia and United Overseas Bank Limited, one of the largest banking and financial services group in Singapore, which confirms the appointment of UOB Asia as the lead manager for the Company's proposed listing of Autogen's shares on the SGX-ST and subsequent public offering of its shares to investors in Asia.

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that " Autogen's strategic decision to focus on Singapore as a source of capital has resulted from the realisation that over the next decade, Singapore is set to provide a significant amount of capital that will become available to emerging biotechnology companies such as Autogen by both the government of Singapore and the investment community in Singapore. As Singapore aims to become a world leading hub for biotechnology, Autogen is pleased that UOB has chosen Autogen to be its first ever biotechnology company that it lists on the Singapore Exchange".

Melbourne based Autogen is a leading genomics biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics and has emerged as one of Australia's leading gene discovery companies.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Mr Joseph Gutnick, Chairman and Managing Director on 03 9234 1444 or Professor Greg Collier, Chief Operating Officer on 03 9234 1188 or 0419 897 501.

Yours faithfully

J.I. Gutnick

J I GUTNICK
Chairman & Managing Director

02 29

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: agt@awi.com.au

Ref: AGT 432

28 September 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Date of Annual General Meeting

Details of Announcement

In accordance with the Listing Rules we advise that the Annual General Meeting of the Company will be held on Thursday November 29, 2001, commencing at 10:30 a.m., at the Kimberley Gardens Hotel, 441 Inkerman Street, East St Kilda, Victoria. 3183.

Yours faithfully

P J LEE
General Manager Corporate
& Company Secretary

M:documents/autogen/autogen limited/corporate/announcements/agt agm nov 2001

Rules 4.1, 4.3

02 MAY 23

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

AUTOGEN LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
79 000 248 304		√	30 JUNE 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	24.3%	to	4,683
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	down	62.2%	to	(3,418)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	down	62.2%	to	(3,418)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	down	62.2%	to	(3,418)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period – $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	4,683	6,187
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(8,076)	(15,107)
1.3	Borrowing costs	(25)	(115)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	(3,418)	(9,035)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(3,418)	(9,035)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(3,418)	(9,035)
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(3,418)	(9,035)

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(49,268)	(40,233)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,418)	(9,035)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	(52,686)	(49,268)

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,418)	(9,035)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(3,418)	(9,035)

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,418)	(9,035)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(3,418)	(9,035)

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenue		
	Research revenue	3,899	2,055
	Interest revenue	654	223
	Other revenue	130	3,909
		4,683	6,187
	Expense		
	Research and development	(6,153)	(5,114)
	Administration	(2,724)	(1,368)
	Depreciation	(184)	(20)
	Borrowing costs	(25)	(115)
	Other costs	(141)	(3,909)
	Bad debts	-	(34)
	Provision for diminution of investment	(1,998)	(4,662)
	Gain arising from disposal of controlled entity	3,125	-
		(8,101)	(15,221)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(2,444)	(4,638)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(974)	(4,397)

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	7,095	11,197	11,627
4.2	Receivables	312	-	94
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	7	7	-
4.6	**Total current assets**	7,414	11,204	11,721
	Non-current assets			
4.7	Receivables	251	160	8
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	294	2,292	926
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	345	665	583
4.14	Intangibles (net)	-	-	-
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	890	3,117	1,517
4.17	**Total assets**	8,304	14,321	13,238
	Current liabilities			
4.18	Payables	1,076	396	881
4.19	Interest bearing liabilities	288	348	363
4.20	Provisions	-	-	-
4.21	Other (provide details if material)	-	-	880
4.22	**Total current liabilities**	1,364	744	2,124
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	15	77	46
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	15	77	46
4.28	**Total liabilities**	1,379	821	2,170
4.29	**Net assets**	6,925	13,500	11,068

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	47,945	47,944	47,944
4.31	Reserves	11,666	14,824	14,836
4.32	Retained profits (accumulated losses)	(52,686)	(49,268)	(51,712)
4.33	**Equity attributable to members of the parent entity**	6,925	13,500	11,068
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	6,925	13,500	11,068

4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	8
5.3	Expenditure written off during current period	-	(8)
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(8,506)	(6,444)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	647	223
7.6	Interest and other costs of finance paid	(25)	(112)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	3,899	2,055
7.9	**Net operating cash flows**	(3,985)	(4,278)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(3)	(536)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	(3)	(536)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	13	17,021
7.19	Proceeds from borrowings	-	3,829
7.20	Repayment of borrowings	(127)	(5,181)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	(114)	15,669
7.24	**Net increase (decrease) in cash held**	(4,102)	10,855
7.25	Cash at beginning of period *(see Reconciliation of cash)*	11,197	342
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	7,095	11,197

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	222	101
8.2 Deposits at call	-	119
8.3 Bank overdraft	-	(268)
8.4 Other (provide details)	6,873	11,245
8.5 Total cash at end of period *(item 7.27)*	7,095	11,197

Ratios

	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(73.0%)	(146.0%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(49.35%)	(66.9%)

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(9.04) cents	(25.27) cents
(b) Diluted EPS (if materially different from (a))	(4.80) cents	(13.34) cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	37,816,968	35,748,706

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	18.3 cents	35.7 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	654	223
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	184	20
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Topalite Resources Pty Ltd
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$(27,000)
14.3	Date to which the profit (loss) in item 14.2 has been calculated	28/02/2001
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$(106,000)
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$3,135,000

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity — Refer attachment

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	-¢	-¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans: -

Any other disclosures in relation to dividends (distributions)

-

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	37,817,171	37,817,171	-	-
18.4	Changes during current period				
	(a) Increases through issues	280	280	-	-
	(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	(a) Ordinary options	22,159,749	22,159,749	$1.25	12/3/2010
	(b) Employee Share Options	720,000	-	$1.16	31/3/2010
	(c) Employee Share Options	335,000	-	$0.8958	31/3/2010
18.8	Issued during current period	(c) 335,000	-	$0.8958	31/3/2010
18.9	Exercised during current period	(a) 280	280	$1.25	12/3/2010
18.10	Expired during current period	(b) (300,000)	-	-	-

+ See chapter 19 for defined terms.

18.11	**Debentures** *(totals only)*	-	-
18.12	**Unsecured notes** *(totals only)*	-	-

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Deconsolidation of a former controlled entity Topalite Resources Pty Ltd resulted in a gain of $3,124,964 reflected in the Statement of Financial Performance and a decrease in the Capital Profits Reserve of $3,169,527, reflected in the Statement of Financial Position.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

-

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

-

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

-

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	-
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Kimberley Gardens Hotel 441 Inkerman Street East St Kilda
Date	29 November 2001
Time	10.30AM
Approximate date the +annual report will be available	26 October 2001

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- [x] The +accounts have been audited.
- [ ] The +accounts have been subject to review.
- [ ] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 13/09/01
(~~Director~~/Company Secretary)

Print name: Peter Lee

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

+ See chapter 19 for defined terms.

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

AUTOGEN LIMITED AND ITS CONTROLLED ENTITIES
ABN 79 000 248 304

APPENDIX 4B
HALF YEARLY/PRELIMINARY FINAL REPORT
30 JUNE 2001
ATTACHMENT 1

	Current Period A$'000	Previous Corresponding Period A$'000
ITEM 7.8 – OTHER		
Proceeds received from research agreements	3,899	2,055
ITEM 7.16 - OTHER INVESTING ACTIVITIES		
Payments for research and development expenditure	(5,677)	(4,940)
ITEM 8.4 – RECONCILIATION OF CASH - OTHER		
Commercial Paper	6,873	11,245

COMPARATIVE FIGURES
Certain comparative figures have been re-classified due to requirements of new and revised Accounts Standards.

AUTOGEN LIMITED AND ITS CONTROLLED ENTITIES
ABN 79 000 248 304

APPENDIX 4B
HALF YEARLY/PRELIMINARY FINAL REPORT
ATTACHMENT 2

REPORTS FOR INDUSTRY AND GEOGRAPHIC SEGMENTS

		Current Period A$'000	Previous Corresponding Period A$'000
INDUSTRY SEGMENTS			
Operating revenue			
Investments	Proceeds on sale of investments	10	3,909
Biotechnology research	Interest received from Outside Entities	654	220
	Proceeds from research agreements	3,899	2,055
	Sundry revenue	-	-
Other	Interest received from Outside Entities	-	6
	Proceeds on sale of land and buildings	120	-
		4,683	6,187
Operating loss after tax (No income tax payable by segments)			
Investments	Operating loss before tax	1,137	(4,662)
Biotechnology research	Operating loss before tax	(2,255)	(4,266)
Other	Operating loss before tax	(2,300)	(106)
Total – all segments	Operating loss after tax	(3,418)	(9,034)
Total Assets			
	Investments	294	2,292
	Biotechnology research	8,010	11,967
	Other	-	62
		8,304	14,321

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

+ See chapter 19 for defined terms.

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

12 September 2001

02 MAY 29 PM 1:11

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen presents data on link between inflammation and diabetes to international audience

Announcement

Professor Greg Collier, Chief Operating Officer and Director of Research and Development for Autogen Limited, will today present a paper at an international diabetes conference in Glasgow, outlining for the first time the Company's significant finding of a link between inflammation and diabetes.

Professor Collier will tell the European Association for the Study of Diabetes that Tanis, one of the genes discovered in Autogen's Diabetes and Obesity program, is a receptor for a key protein marker of inflammation, serum amyloid A (SAA).

"The association between Tanis and SAA has implications for a number of inflammatory diseases in which SAA is produced, apart from diabetes. They include Alzheimer's disease, atherosclerosis and arthritis," Professor Collier said. "For example, high blood levels of SAA are a risk factor for heart disease. Our research suggests that high levels of the SAA receptor,Tanis, could lower the risk by removing SAA from blood."

The discovery could lead to major advances in the knowledge of how SAA is regulated, about which little information is currently available. It could also have a major influence on the understanding of inflammatory disease states.

"The Tanis/SAA connection creates new commercial opportunities with pharmaceutical companies interested in cardiovascular disease, arthritis and Alzheimer's disease, " said Mr Joseph Gutnick, Chairman and Managing Director of Autogen.

The results tie in with a recent report that aspirin, which is an anti-inflammatory agent, reversed the symptoms of diabetes in an animal model of the disease, according to Professor Paul Zimmet AO, Chair of Autogen's Scientific Advisory Board.

Yours sincerely

J I GUTNICK
Chairman & Managing Director

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

10 September 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen Appoints a World Leader in Genetic Research to Head Up Its Human Genomics Program

Announcement

Autogen Limited (ASX – AGT) is pleased to announce the appointment of leading US statistical geneticist, Dr John Blangero, as head of the Company's Human Statistical Genomics Program and member of the Scientific Advisory Board.

"This appointment of Dr Blangero as an exclusive consultant and scientific advisor is a coup for Autogen," said Professor Greg Collier, Chief Operating Officer. "He certainly ranks as one of the best-recognised world experts in statistical genetics."

Dr Blangero is from the Department of Genetics at Southwest Foundation for Biomedical Research in San Antonio. He was the major driving force for developing new software to expand enormously the amount of data that can be handled in genetic studies of families.

"Dr Blangero's acceptance of appointments to both the Scientific Advisory Board and to head our Human Genetics Program is a clear acknowledgement of Autogen's prominent ranking among the world's biotechnology companies involved in gene discovery and genetics," said Mr Joseph Gutnick, Chairman & Managing Director of Autogen.

His analytical expertise will complement Autogen's genetic studies on human DNA and serum samples from isolated populations with a high susceptibility to diabetes and obesity.

"We are probably best-known for cracking the barrier of family size which had always imposed limitations on studies of isolated populations. Our solution increased by multiples of 10 the amount of genetic information we could analyse," said Dr Blangero.

"I devised a new concept and theory to enable us to handle a lot of complex data efficiently. The ten software writers in my group produced a program capable of handling information from 2,000 individuals compared with the 25 or so handled by our competitor's software."

"Modifications to the generic software funded by Autogen will form part of our intellectual property portfolio, as well as advancing our research on the human genetics of diabetes and obesity," said Professor Paul Zimmet, chair of Autogen's Scientific Advisory Board.

Yours faithfully

J.I. Gutnick

J I GUTNICK
Chairman & Managing Director

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

3 September 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen announces six new genes in its diabetes and obesity program

Announcement

Autogen today filed a provisional patent in the USA for six new genes in its obesity and diabetes program, confirming the unprecedented success of the Company's technology platform. This filing takes to 30 the number of genes that Autogen has placed under patent protection since beginning the diabetes and obesity gene discovery program.

"To our knowledge, Autogen ranks strongly on the international scene in terms of the number of validated genes in this area of research," said the Company's Chief Operating Officer, Professor Greg Collier.

"We have found hundreds if not thousands of differentially-expressed genes, but whittled them down to 30 with the right properties to qualify as genuine diabetes and obesity genes. A number of biotechnology companies rush to patent the 'raw' gene sequence with no attempt at validation," he said.

One of the new genes is about twice as active in part of the brains of fasted animals compared with fed animals. The product of another gene is higher in the livers of fasted animals while a third is more active in the pancreas of fed animals.

"The six new genes are active in different tissues under different conditions, indicating the truly diverse genetic nature of diabetes and obesity," said Professor Paul Zimmet, internationally reknown diabetes specialist and Chairman of the Company's Scientific Advisory Board.

"Access to this information is possible because Autogen's platform technology incorporates all the technological know-how needed to discover new genes and then to take them through a rigorous process of confirmation and validation," he said.

The gene discovery component of the platform technology is the first stage in the program and is based on Autogen's unique animal model of obesity and diabetes which closely resembles the human diseases.

The gene discovery program also relies on the in-house robotic gene chip capability, coupled with the advanced bioinformatics needed to analyse the large amount of data that comes from this type of research.

Chairman & Managing Director of Autogen, Mr Joseph Gutnick, said of the new patent application "Autogen's genes are under patent protection because we have shown for the first time that they are associated with obesity and diabetes. Our gene discovery program has exceeded our expectations – a great outcome for Autogen and our shareholders."

For more information on Autogen, visit the Company's website at www.autogenlimited.com.au.

The technical aspects of this report have been reviewed by Professor Greg Collier who has approximately 20 years of experience in the area of medical research.

Yours faithfully

J.I. Gutnick

J I GUTNICK
Chairman & Managing Director

For further information contact Dr Alana Mitchell on 0402 454 570 or Professor Paul Zimmet on 0418 359 151 or (03) 9258 5048.

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

20 August 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement:

Autogen announces exciting breakthrough in Alzheimer's, Heart Disease and Arthritis.

Announcement:

Autogen Limited, one of Australia's leading biotechnology companies today announced an important breakthrough in the search for the cause of Alzheimer's disease, atherosclerosis and arthritis. The Autogen research team has discovered that one of its new key genes, Tanis, codes for a receptor of a key protein believed to play a role in these diseases as well as diabetes and obesity.

Professor Greg Collier, Chief Operating Officer and Chief Scientist said that his team had discovered a receptor for serum amyloid A (SAA), an acute phase protein linked with a number of disease states. "Blood levels of SAA are known to be high in people with diabetes and heart disease" said Professor Collier

"This research result provides an exciting link between a diabetes gene and a protein important in inflammation and should open up new ways of studying and treating a number of serious human disease states, particularly cardiovascular" he added.

Professor Zimmet AO, Chairman of Autogen's Scientific Advisory Board, described the findings as exhilarating. He said: "It was an intriguing and exciting finding in light of the fact that medical researchers have recently been considering the possibility that inflammation is involved in Alzheimer's disease, atherosclerosis and arthritis as well as diabetes and obesity. Autogen's findings suggest that SAA and Tanis may play a role in some of the most serious and debilitating human diseases."

Professor Zimmet also stated that "It has recently been discovered that some of the cholesterol-lowering drugs and drugs called glitazones used in diabetes have been shown to have an anti-inflammatory effect. This makes the discovery by Professor Collier and his team even more thrilling as new drugs developed around this SAA discovery may play a role in the treatment of these chronic diseases that cause a huge economic and health burden in the community".

Professor Collier said that the discovery could lead to major advances in the knowledge of how this protein is regulated, about which little information is currently available.

These research findings are likely to cause great interest when presented by Professor Collier in a Keynote Lecture to the 37th Annual Congress of the European Association for the Study of Diabetes, Glasgow, Scotland and at two other major International meetings over the next few weeks.

Mr Joseph Gutnick, the Company's Chairman and Managing Director regards this discovery as a major advance for Autogen, extending its gene discoveries into diseases other than diabetes and obesity. "This opens new opportunities for collaborations with pharmaceutical companies with an interest in cardiovascular disease, arthritis and Alzheimer's disease, " he said.

For further information contact Professor Greg Collier on 03 9234 1188 or 0419 897 501 or visit Autogen's website at: www.autogenlimited.com.au.

Yours faithfully

J.I. Gutnick

J I GUTNICK
Chairman & Managing Director

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198

10 August 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement:

Autogen has identified a major new candidate gene for diabetes.

Announcement:

Autogen Limited (ASX AGT) has identified a key gene AGT-203 associated with diabetes. The gene, AGT-203, maps precisely to a "hot-spot" for genes linked with type 2 diabetes on human chromosome 3.

AGT-203 was first discovered in Autogen's animal model of diabetes and obesity, the Israeli Sand Rat. Importantly, Autogen has also identified the same gene in humans.

Scans of whole genomes in various populations around the world have identified an area on chromosome 3 which is linked with type 2 diabetes. This chromosomal area has been confirmed in three different population studies and as a result has become a major focal point in the search for diabetes genes.

"This discovery gives Autogen a major advantage over other research teams around the world who have tried, but so far failed, to identify a candidate gene in this chromosomal region that causes diabetes," said Professor Greg Collier, Autogen's Chief Operating Officer.

AGT-203 is predominantly found in skeletal muscle, a key tissue involved in the development of diabetes. Autogen's researchers using the animal model have shown that when body weight and the symptoms of diabetes increased, the expression of AGT-203 in skeletal muscle decreased. This finding that obese, diabetic animals were

unable to produce enough AGT-203 in their muscles offers a whole new way of thinking about how diabetes develops.

"With these properties, AGT-203 definitely qualifies as an important novel target for the development of new treatments for type 2 diabetes," said Professor Collier.

The discovery of AGT-203 further strengthens Autogen's intellectual property portfolio in diabetes and obesity and adds to Autogen's existing pipeline of target genes ear-marked for pre-clinical development.

"This latest discovery by Autogen's research team enhances Autogen's already strong credibility and position as a world leader in the field of gene and protein discovery. We look forward to seeing AGT-203 and other Autogen gene discoveries providing the basis for new developments in drug treatments," said Mr. Joseph Gutnick, Chairman and Managing Director, Autogen Limited.

For further information contact Professor Greg Collier on 03 9234 1188 or 0419 897 501 or visit Autogen's website at: www.autogenlimited.com.au.

Yours faithfully

J. I. Gutnick

J I GUTNICK
Chairman & Managing Director

Autogen Limited ABN 79 000 948 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1332
Facsimile: +613 9234 1349
Email: agt@awi.com.au

REF:AGT 432

8 August 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond St
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen to host exclusive biotechnology forum with Mr Benjamin Netanyahu, the former Prime Minister of Israel.

Details of Announcement

Autogen Limited (ASX:AGT) is pleased to announce that Mr Benjamin Netanyahu, the former Prime Minister of Israel, will be a special guest of Autogen at a two-day exclusive biotechnology forum.

Mr Netanyahu will discuss *"the impact of biotechnology on Israel's economy and what lessons Australia's biotechnology industry can learn from the success of Israel"*, at two special luncheons to be held on Friday August 10, 2001 in Melbourne and on Monday August 13, 2001 in Sydney.

JB Were Ltd, Westpac / Bank of Melbourne and Arnold Bloch Leibler have agreed to co-host these two special events together with Autogen, at which a limited number of exclusive clients and guests of the co-hosts, together with key biotechnology industry participants and investors, will meet Mr Netanyahu and hear his presentation.

The visit by Mr Netanyahu comes as the Company has had a number of exciting developments that further strengthen Autogen's credibility as a world-class biotechnology company.

These include the decision on July 3, 2001 by Autogen's major strategic partner Merck-Lipha to increase its stake in Autogen from 13.04% to 14.99% and the recent welcoming of two large institutional investors onto Autogen's share registry.

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that "Autogen is extremely honored to be hosting Mr Netanyahu for this important visit to Australia. Israel has emerged as a world leader in science and biotechnology and is the home to a record number of biotechnology success stories, therefore making Mr Netanyahu's views all the more interesting. As Australia's biotechnology industry enters a major growth stage, there is a lot we can learn from the Israeli experience in biotechnology".

Melbourne based Autogen is a leading genomics biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics. The Company has a major strategic alliance with Merck-Lipha of Germany for its diabetes and obesity research program and has emerged as one of Australia's leading gene discovery companies.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Mr Joseph Gutnick, Chairman and Managing Director on 03 9234 1444 or Professor Greg Collier, Chief Operating Officer on 03 9234 1188 or 0419 897 501.

Yours faithfully

J. I. Gutnick

J I GUTNICK
Chairman & Managing Director

Facsimile Transmission

Attention	Manager Announcements Company Announcements Office	Date	07 June 2001
Company	Australian Stock Exchange Limited		
From	Peter Lee		
Title	General Manager Corporate & Company Secretary		
Facsimile number	1300 300 021	Pages (including header)	3
Sender's number	61 3 9234 1255	Sent by	Rebecca Currey
Subject	Gutnick Resources NL Form 605		

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1332
Facsimile: +613 9234 1349
Email: agt@awi.com.au

Please find attached a copy of a form 605 notice of ceasing to be a substantial holder.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

This message is intended only for the use of the individual or entity to whom it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, please do not read beyond this cover page. You are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited.

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Gutnick Resources N.L.
ABN/ARSN	44 009 157 439

1. Details of substantial holder(1)

Name	Autogen Limited
ACN/ARSN (if applicable)	79 000 248 304
The holder ceased to be a substantial holder on	03 / 10 / 2000
The previous notice was given to the company on	03 / 11 / 1993
The previous notice was dated	03 / 11 / 1993

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	03 / 10 / 2000
Person whose relevant interest changed	Autogen Limited
Nature of change (4)	Decrease pursuant to a Rights Issue of Shares made by Gutnick Resources N.L.
Consideration given in relation to change(5)	N/A
Class(6) and number of securities affected	Ordinary Shares - 7,273,900
Person's votes affected	Autogen Limited

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable) Nature of association	N/A

4. Addresses

The address of persons named in this form are as follows:

Name	Autogen Limited
Address	210 Kings Way, South Melbourne, Vic 3205

Signature

print name	Peter J Lee	capacity	Secretary
sign here		date	7 / 6 / 01

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT 432

22 May 2001

02 MAY 29 PM 1:17

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen announces the discovery of eight new genes associated with obesity and diabetes.

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce the discovery of eight new genes associated with obesity and diabetes. Patent applications have been filed for the eight new genes, which the Company believes may provide further novel targets for developing treatments for diabetes and obesity.

Discovered at the Company's world-class facilities located at Deakin University in Geelong, the new gene discoveries build Autogen's intellectual property portfolio in obesity and diabetes to 23 novel gene discoveries. The new gene discoveries announced today are a welcome addition to the previously announced Autogen gene discoveries, namely the "Beacon" gene for obesity and the "Tanis" gene for diabetes.

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that "Autogen's world class research team continues to build a strong intellectual property base for the company with new and exciting discoveries. This is further confirmation that Autogen is an internationally competitive biotechnology company. We have emerged as one of the countries exciting gene and protein discovery companies and this is good news for the future of Australia's emerging biotechnology industry".

Professor Greg Collier, Autogen's Chief Scientific Officer said, "these discoveries are very exciting and highlight the success of our world class scientific team and high throughput discovery platform". Professor Collier added "there are a number of unique features in Autogen's research strategy that underpin our successful discoveries. These include a combination of our unique animal model for diabetes and obesity, exclusive access to large collections of human DNA samples with a technology platform with rapid discovery potential. This combination of features is only found at Autogen and provides us with a great advantage to rapidly discover new drug targets that are hoped will ultimately lead to new treatments for diabetes and obesity".

Diabetes and obesity are two of the most common and challenging health problems facing the world. The World Health Organisation estimates there are approximately 250 million people worldwide who suffer from obesity and 120 million people who suffer from diabetes, making these latest discoveries all that more important as Autogen strives to find treatments to these diseases. The cost of treatment of these common metabolic diseases is enormous and in the USA alone it is estimated to be in excess of US$100 billion annually.

Melbourne based Autogen is a leading genomics biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics. The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany for its diabetes and obesity research program and has emerged as one of Australia's leading gene discovery companies.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Scientific Officer on 03 9234 1188 or 0419 897 501.

Yours faithfully

J I Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogen.com.au

REF: AGT/432

11 May 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Summary of Press Release

Top 40 Ordinary Shareholders

Details of Press Release

Please find attached a Top 40 Shareholders as at 9 May 2001.

Yours faithfully,

PETER LEE
General Manager Corporate
& Company Secretary

\\MEL_RES\ADM\Document\LEVILI\PETER\ASX Announcements\AGT Top 40 110501.doc

AUTOGEN LIMITED

TOP 40 SHAREHOLDERS AS AT 09 MAY 2001

CLASS: ORD/ORDINARY FULLY PAID SHARES

NAME AND ADDRESS	UNITS	% I/C	RANK
EDENSOR NOMINEES PTY LIMITED	5,547,288	14.67	1
LIPHA S A	4,932,564	13.04	2
ANZ NOMINEES LIMITED	4,114,990	10.88	3
ACCOUNTING CONCEPTS LIMITED	2,880,000	7.62	4
BB NOMINEES PTY LTD	2,629,532	6.95	5
EDENSOR NOMINEES PTY LTD	2,000,000	5.29	6
RAVKIN PTY LIMITED	1,488,752	3.94	7
MR MORDECHAI GUTNICK	1,393,854	3.69	8
MONITON PROPRIETARY LIMITED	1,357,346	3.59	9
MR HARRIS TOIBB	1,220,000	3.23	10
QUEENSLAND INVESTMENT CORPORATION	640,193	1.69	11
AUSTRALIAN GOLD RESOURCES LIMITED	640,000	1.69	12
CARSTOCK NOMINEES PTY LTD	425,000	1.12	13
MR ZALMAN GUTNICK	388,364	1.03	14
GRENFELL SECURITIES LIMITED	320,000	0.85	15
BENEFICIAL INSURANCE COMPANY LIMITED	308,111	0.81	16
PEP NOMINEE PTY LTD	302,589	0.8	17
NATIONAL NOMINEES LIMITED	256,906	0.68	18
YADAM PTY LTD	244,640	0.65	19
Y B RETIREMENT PTY LTD	195,000	0.52	20
L J MOREY HOLDINGS PTY LTD	127,887	0.34	21
MRS VIMLA JAMNADAS NARAN	110,000	0.29	22
MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD	103,154	0.27	23
MR MORDECHAI GUTNICK	101,368	0.27	24
MR ISRAEL GUTNICK	100,000	0.26	25
QUANTUM RESOURCES LIMITED	95,554	0.25	26
TILBIA NOMINEES PTY LTD	85,100	0.23	27
MR STEVEN GRYCZMAN & MRS SUSAN GRYCZMAN	71,000	0.19	28
MR YOSSI NEW	58,240	0.15	29
MIDDLE EAST CONSULTING LTD	51,286	0.14	30
D & D NOMINEES PTY LTD	50,000	0.13	31
MR EDWARD KIERNAN	50,000	0.13	32
KISLEV HOLDINGS PTY LTD	50,000	0.13	33
MR JACOB SPIRA	50,000	0.13	34
TALFRESH PTY LIMITED	47,160	0.12	35
MR GERRY KONTARAKIS	44,800	0.12	36
CHASE MANHATTAN NOMINEES LIMITED	43,360	0.11	37
MR RAFAEL GUTNICK	41,120	0.11	38
MR HARRIS TOIBB	40,000	0.11	39
WESTRIBE INVESTMENTS PTY LTD	40,000	0.11	40
	32,645,158	**86.33**	

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

AGT: 432

11 May 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

The Company has issued 280 ordinary shares following the exercise of 280 Options at an exercise price of $1.25 each.

An Appendix 3B is attached.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Autogen Limited

ABN, ARBN or ARSN

79 000 248 304

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	280
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$1.25 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 March & 14 May 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
37,817,171	Ordinary
22,159,749	Options Exp 12/03/2010

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,205,000	Executive Options Exp 24/03/2010

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As declared by the Directors from time to time.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11/05/01
(Company Secretary)

Print name: PETER J LEE

== == == == ==

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogen.com.au

REF: AGT 432

19 April 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Summary of Announcement

Targeting Diabetes and Obesity Pays Off For Autogen's Gene Discovery Strategy

Details of Announcement

The release today of AusDiab, the first-ever national diabetes, obesity and lifestyle study, has confirmed the Autogen strategy of targeting the killer twins – Type 2 diabetes and obesity. The report has shown that the number of people with diabetes in Australia has increased by 300 percent over the past 20 years, from 250,000 people to 940,000 people.

A worldwide obesity epidemic is translating into a diabetes epidemic, at an enormous cost to the community. "The most effective way to reduce diabetes is to reduce weight," said Professor Greg Collier, Autogen's Chief Scientific Officer. Autogen's research strategy is to target the genes responsible for obesity and diabetes and to develop new therapies for these diseases.

The AusDiab report says that diabetes and obesity are likely to shatter the national health budget. Professor Collier agrees that diabetes and its associated complications, including heart and kidney disease, was poised to become Australia's most significant and costly public health problem within the next decade.

The AusDiab report released by the International Diabetes Institute shows that 1 in 4 Australians now have diabetes or are at high risk. Professor Collier said that more than 7% of Australian adults already have diabetes, and a further 16.3% are at high risk with abnormal blood sugar levels who have not yet been diagnosed with diabetes. "All these people were already at a two-fold risk of heart attacks and strokes," he said.

The report also showed that 40% of Australians are overweight, a further 20% are obese, an alarming 55% of Australian adults have high cholesterol levels and a further 30% suffer from high blood pressure.

Professor Paul Zimmet, Director of the International Diabetes Institute and Chairman of Autogen's Scientific Advisory Board, delivered the AusDiab report to the Federal Government in

Melbourne today. Professor Zimmet said that "diabetes was set to blow Australia's health budget and was already costing taxpayers A$200 million a year. Government would have to come to grips with spending money now, or spending even more money in the future to battle the explosion of diabetes in the community", he said.

Professor Collier added that "it's now official that Australia has one of the highest rates of diabetes in developed countries and the problem looks set to worsen because the report also shows that a lot of people who don't yet have diabetes are on the way down that path." He believes that tracking down the various genes responsible for causing diabetes and controlling appetite is the critical step in finding acceptable drug therapies, both to treat existing diabetes and to decrease its prevalence.

Mr. Joseph Gutnick, Chairman and Managing Director of Autogen said that "identifying the genes involved in both diabetes and obesity is one of Autogen's major research initiatives. Our world class scientists, working with our state-of-the-art technology have discovered 15 genes, currently in preliminary patent protection," he said. "We also have a number of exciting new genes in development at the moment and have clearly emerged as one of Australia's most exciting genomics companies", he added.

Autogen is looking for genes which make diabetes-associated proteins in muscle (important user of glucose), liver (the centre of a lot of metabolism) and pancreas (site of insulin production). Autogen is also looking for genes in the brain which control food intake and energy balance. Once the genes are known, the next stage of identifying which proteins are likely to be the best drug targets can progress.

To date, Autogen has described in detail two newly discovered genes – Beacon and Tanis. The Tanis gene is a diabetes gene that seems to have a major role in controlling fat and glucose metabolism. The regulation of Tanis is disrupted under conditions of fasting in diabetes. The product of the Beacon gene has an effect on food intake and weight control.

Type 2 diabetes, which previously was only seen in adults, is closely linked to lifestyle. Professor Collier said that it is now being increasingly seen in children and adolescents as a result of poor diet and lack of exercise. This is a frightening scenario and the fact that non-pharmacological approaches have not been very successful highlights the need for new drugs to treat obesity and diabetes.

Recommendations related to healthy eating and controlling body weight have not been taken up by the general population in Australia or other developed countries. "Pharmaceutical approaches together with lifestyle changes will be the most effective way to combat this increasing problem, " said Professor Collier

Autogen Limited (ASX code AGT) is a Melbourne-based biotechnology company engaged in developing diagnostics and novel drug therapies for some of the world's most prevalent diseases. It specialises in using gene discovery to identify new targets for drug therapy.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Scientific Officer on 03 9234 1332 or 0419 897 501.

Yours faithfully

J.I. Gutnick

J I Gutnick
Chairman & Managing Director

\\MEL_RES\ADM\Document\LEVILI\PETER\ASX Announcements\AGTausdiab.doc

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogen.com.au

AGT 432

3 April 2001

02 MAY 29 [illegible]

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Speech to Conference on Economic Futures Victoria

Details of Announcement

Please find attached a copy of a speech titled "The Business and Investment Environment in Victoria – a Corporate Perspective" made by Mr. Joseph Gutnick, Chairman & Managing Director of Autogen Limited to the Conference on Economic Futures Victoria.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

\\MEL_RES\ADM\Document\LEVILI\PETER\ASX Announcements\AGT Jig Speech.doc

Autogen Limited

Speech to Conference on Economic Future Victoria

Title: "The Business and Investment Environment in Victoria – a Corporate Perspective"

Good morning ladies and gentlemen.

Let me begin by welcoming you all here today to this conference. In particular, I would like to take the opportunity of congratulating the organisers who have done a superb job in gathering a wide range of interested parties, from both the private and public sectors, who play crucial roles in the overall economic situation here in Victoria.

The title of my paper today is "The Business and Investment Environment in Victoria – a Corporate Perspective".

As some of you may know, Victoria has been the headquarters of my business activities since I commenced my business career in the early 1980's. Victoria has been very good to me as an entrepreneur, allowing me to base a number of successful public companies here in Melbourne.

More recently, Victoria has evolved as the home of my biotechnology company Autogen, which is entirely based here in Victoria, with close to 50 full time scientists employed at the Autogen facilities at Deakin University in Geelong and in Toorak.

Once again, Victoria has been a wonderful home-base for Autogen and has allowed us to develop Autogen from an early stage R&D company into a world class biotechnology company.

In the few minutes I have with you today and before I comment on the business and investment environment in Victoria from a corporate perspective, I would like to briefly explain my background and association with Autogen and the emerging world of biotechnology. Through this, I hope to give you an insight into my newly found passion for the exciting world of biotechnology and genomics. I also hope to show how Victoria can be the home for exciting and innovative companies such as Autogen – **as long as we as a country and a state play our cards right!**

My involvement in biotechnology is part of the expansion of my business interests into the "new" economy. Previously all my business activities had been restricted to the "old" economy with major interests in diamond, gold and nickel mining and exploration.

My enthusiasm for mining has not diminished and I will continue to develop these business interests. However my new interest in biotechnology demonstrates a clear commitment to the "new" economy - there must be a combination of the old

economy and the new economy for any successful business and for any successful country.

A term often used in genomics is to "mine the human genome" and recently there has been much discussion about "the genome gold rush".

I am of the opinion that many of the principles applied in one industry can be equally applied to another. Accordingly I have expanded my interests from mining into biotech - but the basic ingredients are the same.

We see many analogies between the search for gold and diamonds - which has been a passion of mine for over 20 years - and the search for genes.

I am fortunate enough to have been successful in the search for gold in Australia, with major world class gold discoveries, including Plutonic, Bronzewing and Jundee, using what I believe to be the key ingredients in exploration:

- The expertise of world class geologists
- Adequate and on-going funding
- And government support.
- (and of course, a bit of luck and God's help!)

If we use these three key ingredients in the search for genes, my team of scientists and I are convinced that the search for genes will be as successful, if not more successful, than my previous search for gold.

Like all companies, Autogen's focus and strategy has evolved as the company has developed, and its research and development focus has also changed over the past few years.

As our team of scientists lead by Professors Paul Zimmet and Greg Collier have developed the programs run by Autogen, our focus has been narrowed to areas that we now believe hold the greatest chances of success – and once successful, the greatest chances for commercial viability.
Autogen's focus can be clearly stated as aiming to use gene discovery approaches to identify novel therapeutic targets.

Autogen has established itself as a leading discovery and development company with major technology platforms in genomics.

Our ultimate mission is to be a leader in the development of novel drug therapies to treat some of the world's prevalent diseases.

In order to ensure the success of our programs, Autogen aims to identify new targets and then to establish early partnering with major pharmaceutical companies.

Naturally, the ultimate aim of Autogen is to seek rapid commercialisation of our research programs and to participate in the success of resulting products.

One major new development for Autogen over the past 12 months has been the commissioning of our new state-of-the-art "gene-chip" microarray facility, which was officially opened by the Hon. Steve Bracks, Premier of Victoria, in July last year.

The robotic gene chip facility further strengthens Autogen's technology platform and enhances our capacity to identify genes involved in disease development, by its ability to analyse the expression of thousands of genes simultaneously.

Autogen's R&D program utilises two major platforms that differentiate us from other gene discovery companies.
The first is our access to a unique animal model of human disease, the Israeli sand rat.
The second major platform is Autogen's exclusive access to a number of human DNA collections.

1) The Israeli sand rat develops obesity and diabetes in a manner very similar to humans, therefore providing an ideal model to discover new genes for study in humans.
The program has already had major successes with the discovery and patenting of 15 novel gene discoveries linked with obesity and diabetes development. Two of the most exciting of these discoveries are the "Beacon" gene relating to obesity and the "Tanis" gene relating to diabetes.

These discoveries provide new targets for the development of novel therapeutic approaches to the treatment of obesity and diabetes.

These major discoveries were the driving factor behind the signing of a strategic alliance between Autogen and Merck-Lipha, a major European pharmaceutical company, and Autogen's partner in our exciting obesity and diabetes program.

The Israeli sand rat also provides an ideal model for study into depression and anxiety, which is Autogen's major expansion program over the next 12 months. This new program into anxiety and depression will form the basis of a new collaboration between Autogen and a major pharmaceutical partner, which we are currently working on concluding.

2) The second major platform is Autogen's exclusive access to a number of human DNA collections derived from populations worldwide.

The Autogen serum and DNA sample collection numbers in excess of 44,000 samples and includes diverse population groups from Tasmania, Mauritius, Samoa, and Tonga.

It is important to note that these extensive human DNA collections, which Autogen has exclusive access to, is data that has been developed and gathered for almost 30 years, thus enabling our researchers to have access to invaluable information dating back three decades.

These two major platforms – the Israeli sand rat and the human DNA collections - are the key factors that distinguish Autogen from other gene discovery companies.

This is what places Autogen as *the leader of the pack* when we look at genomics companies.

What has become clear to me since I began my involvement with Autogen and the field of scientific research, is the world class standard of Australia's scientists and academic institutions, many of which are here in Victoria.

For a country with a relatively small population, Australia has a disproportionate number and quality of scientists, who are fortunate to be backed by some of the world's leading academic institutions.

What I fear most happening in Australia, is a situation whereby scientists in Australia are making a number of brilliant discoveries, yet as a nation, we are unable to fund the development of their research findings into commercial application.

Time and time again, our country has been forced to sell our technology "for a song" to more populous and wealthy countries.
What we are trying to achieve with Autogen is to have an Australian company, assist the research and academic institutions of Australia in developing their research and technology to a commercial stage, so that Australia can be the beneficiary of the research that is originating here in Australia.

In order for this to happen though, we need to ensure that our scientists have incentives to remain here in Australia. That means they have to be looked after with increased pay and improved working conditions, so that Australia remains the beneficiary of their discoveries.

The link between academic institutions such as Deakin University and the commercial world such as Autogen is, in my opinion, one of the most vital links that needs to be nurtured by the Australian government, and the academic and business communities in the new millennium.

Because let's face it - without the research and science that is emerging from institutions such as Deakin University, Australian businesses will not be able to participate in the biotechnology boom that is sweeping the world.

At the same time, without the commercial support and funding from companies such as Autogen, research and academic institutions will be unable to participate in the biotechnology "gold rush" that we are experiencing.

Interestingly enough, recently on CNN, I heard the chief of the US Federal Reserve utter these exact words.

According to Dr. Alan Greenspan, the success of the US economy can be directly attributed to the close ties that exist between the academic institutions and the private sector in the USA.

Autogen is proud to be a leader in this concept in Australia, and we hope that other academic institutions and business leaders in Australia will follow this path.

There is, however, one other crucial link in the equation, and this is the role of the government.

Whilst I am extremely proud and excited about Autogen and the potential we have to develop in to a world class biotech company, I am hesitant about a number of factors that may influence the growth rate of Autogen. In this, I refer to the investment climate in Australia. Even though the topic for today's speech relates to the investment climate in Victoria, I would like to make a few comments on the general situation in Australia, which of course impacts on the investment climate in Victoria.

This also relates to the subtopics of this discussion which appear on your program, namely the prospects for new investment and jobs in Victoria; and the overall level of business confidence in Victoria.

Australia may be the lucky country for its standard of living, lifestyle, and great sports men and woman, however when in comes to policies and incentives for investment, Australia is certainly *not* the lucky country.

I am deeply concerned about Australia's perception in the international investment community as a backward thinking " old-economy " country that lacks the ability to grasp and nurture the technological advancements that are engulfing the world.

I believe this goes a long way in explaining why our dollar is trading under 50 US cents.

On all fundamental economic valuations, our dollar should be significantly higher. However as a result of our perception in the international investment community as being a backward thinking country with no R&D incentives and a lack of innovative programs that encourage investment, our dollar continues to languish at record lows.

We, as business leaders have to ask ourselves *"why is this happening?"*

Let's begin by taking the example of Israel. As you all know, Israel is in the midst of an uprising that could be classified as a war.

Israel is surrounded by the constant threat of all-out war with its neighbors and would have to be categorised as one of the more dangerous places in the world. Yet, despite this, Israel's Shekel remains strong against world currencies, including the US dollar.

Why, you might ask? Well Israel is perceived as a hub for biotechnology and hi-tech advancement. The government provides the right environment including tax breaks for investment in these fields and attracts investors to its shores to search for new technological advancements in computers, telecommunications and biotechnology. This is why the Shekel remains strong despite the volatile political situation.

Another example is Canada. Canada, like Australia, has a strong mining and exploration industry and I have recently purchased a major stake in a diamond

exploration company in Canada called Tahera, which is located in an extremely exciting diamond province in the Northwest Territories of Canada.

As many of you know, the exploration industry here in Australia has been severely hurt over the past few years, with investment in exploration having been slashed.

So what incentives has the Australian government introduced to attract investment in the resources exploration industry, which as you know makes up such a significant part of our export revenues? The answer? – None.

Compare that to Canada, which provides flow-through tax deductions of up to 175 % for investors in exploration companies in Canada.
Why can't this happen in Australia? Can you imagine how much this would help Australia's minerals exploration industry?

Another example is Ireland. Throughout the 1990's, Ireland's economy remained flat, continuously perceived as the poorer sister to the economic center in London.

Over the past few years, the government has made an aggressive effort to attract financial services firms to Dublin by way of tax breaks and other incentives if they relocate to Ireland. As a result of these government initiatives, numerous financial services firms have moved their offices to Ireland, creating a mini-boom for the economy, which is now reporting annual growth rates of 8-9%.

And then there's Singapore. Singapore has become a hub for investment in biotechnology because of government introduced tax breaks and other similar incentives.

And what about Australia? Well Australia remains perceived as a sports-loving nation that cannot adapt to the modern age by introducing incentives for investment - and therefore our dollar remains struggling under 50 US cents.

So why, we must ask, is the Australian government not seeking to follow the lead of other countries in adopting incentives for investors to invest in R&D in our country?

As I mentioned earlier, Australia has some of the best scientists in the world and we have the ability to make a real contribution to scientific and technological advancement, however we are being let down by our government's inability to provide incentives for investment in these areas.

I therefore lay the blame squarely on our present federal government for the current state of the Australian dollar.

It is their responsibility as the leaders of this country to ensure that the right types of incentives exist for people to invest in our country. Sadly, the positive encouragement, including tax breaks don't exist. The incentives that exist in Singapore, Israel and Canada in the areas of biotechnology, hi tech research and minerals exploration, simply do not exist in Australia.

If we are serious about changing our image into a country that can create scientific and technological breakthroughs, then we need a government that can implement policies that provide incentives for people to invest in our R&D.

Until that happens, we will be left behind as the Singapore's and Israel's of the world move foreword and advance with technological breakthroughs, and we will be stuck with an Aussie dollar under 50 US cents.

I have personally invested hundreds of millions of dollars into resources exploration in Australia over the past two decades and over the past few years have invested many millions of dollars into developing our biotech company Autogen.

I am convinced we are onto a winner with Autogen and I am committed to seeing my dream of Autogen developing into a world class biotech company with major breakthroughs that we hope will ultimately lead to new treatments for major diseases.

However other companies will only be able to share in this dream if Australia wakes up and the government makes serious efforts to provide real incentives for people to invest in R&D in our country.

I thank you for your attendance today and look forward to seeing Australia in general and Victoria in particular benefiting from new incentives that I truly hope our government will introduce that will encourage investment in the development of new technology and science in this great country of ours.

Thank you.

Facsimile Transmission

Attention	Manager Announcements	Date	16 March 2001
Company	Australian Stock Exchange Limited		
From	Peter Lee		
Title	General Manager Corporate & Company Secretary		
cc			
Facsimile number	1300 300 021	Pages (including header)	31
Sender's number	(03) 9234 1255	Sent by	Lorraine
Subject	Announcement		

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1332
Facsimile: +613 9234 1349
Email: agt@awi.com.au

Attached is the Report to Shareholders for the Half-Year ended 31 December 2000 together with the Appendix 4B.

This message is intended only for the use of the individual or entity to whom it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, please do not read beyond this cover page. You are hereby notified that any dissemination, distribution or copying of this communication is strictly prohibited.

AUTOGEN LIMITED
AND ITS CONTROLLED ENTITY
A.B.N. 79 000 248 304

REPORT TO SHAREHOLDERS FOR THE HALF-YEAR ENDED 31 DECEMBER 2000

Autogen Limited
A.B.N. 79 000 248 304

Chairman's Report

March 2001

Dear Shareholder,

The past six months have seen a number of exciting new developments for Autogen.

Autogen's major research and development program in obesity and diabetes continues to progress. The "Beacon" gene for obesity and the "Tanis" gene for diabetes are on track for development through functional validation and high throughput screening as a lead up to the ultimate objective of clinical trials and drug development. In addition, we currently have 15 gene discoveries submitted for preliminary patent protection for this program in obesity and diabetes discovery.

Worldwide recognition of Autogen's research success continues to gain momentum, with the publication of the "Beacon" gene discovery in the influential scientific journal, "Diabetes".

Through Autogen's link with the European pharmaceutical company Lipha s.a. ("Lipha"), a wholly owned subsidiary of Merck KGaA of Germany, the "Beacon" and "Tanis" gene discoveries have been fast tracked. The Company's strategic alliance with Lipha, a world leading pharmaceutical company, has provided Autogen's research team with invaluable scientific and financial support.

Autogen's new state-of-the-art gene-chip microarray facility was officially opened in July 2000, strengthening Autogen's technology platform and enhancing our capacity to identify genes involved in disease development.

Autogen recently commenced a major new research initiative into the areas of anxiety and depression using our unique animal model, the Israeli sand rat. This new research initiative will be supported by Dr Jeffrey M Jonas, MD, a worldwide expert on depression, who has been appointed to the Board of Directors of Autogen, replacing Professor Claude Bouchard, who resigned in December 2000.

Autogen's growth will also be enhanced by the expansion of our unique health database to include all human DNA/serum collections and the expansion of our research effort in various island populations. In particular, Autogen's activities in Tonga will be expanded as a result of a major research initiative signed in November 2000, which is aimed at identifying genes that cause common diseases using the unique population resources in the Kingdom of Tonga.

This new initiative will establish a genetics based research facility in Tonga aimed at developing a major health database for the purpose of identifying disease-causing genes. The unique family structure and isolation of this population together with the high prevalence of a variety of diseases represents a major resource for geneticists to identify genes that predispose people to these diseases.

Autogen's relationship with our US advisors, OrbiMed Advisors LLC, a leading American financial advisor and asset manager in the biotechnology and pharmaceutical sectors continues to develop. OrbiMed's role is primarily aimed at assisting Autogen in exploring potential partners for future strategic alliances and collaborations in the biotech and pharmaceutical sectors, in addition to assisting with introductions to US investors.

Any research involving the use of human subjects or human biological materials for the purpose of genetic research raises many complicated ethical issues. Autogen is very sensitive to the ethical issues surrounding such genetic research and is committed to conducting its human genetic research programs in accordance with the highest ethical standards. Consequently, Autogen has establish ethics policies for its human genetic research projects in consultation with experts in the field of bioethics in order to ensure that the policies comply with the requirements for justice, beneficence and respect for the subjects of the research.

Autogen has established the following ethics policies for genetic research:

- ethics policy for genetics research involving human biological materials; and
- ethics policy for genetics research involving the use of biological materials collected from the people of Tonga.

The Company completed a capital consolidation of its issued shares and options, which reduced the number of shares and options on issue on a 5:1 basis. The consolidation is in preparation for listing the Company in the US, which should lead to an increase in the market capitalisation of the Company to match those of US biotech companies. In addition, a program of divestment of non-core assets commenced with the sale of the wholly owned subsidiary, Topalite Resources Pty Ltd ("Topalite"). The divestment program will allow the Company to focus on its core activities as a biotechnology company.

The Company incurred a loss after income tax of $2.4 million for the half year. Under Australian accounting standards, research and development expenditure is written off as incurred unless a benefit is expected beyond reasonable doubt. Accordingly, during the half year, $2.5 million in research and development expenditure was written off. In addition, an unrealised loss on the Company's investment portfolio was booked during the half year amounting to $1.3 million. These costs were offset by income from research grants of $2.1 million.

At 31 December 2000, the Company had a strong cash position of $11.7 million.

We look forward to continued rapid growth and success in our research efforts at Autogen and thank our shareholders for their continued support and loyalty.

J I Gutnick

J I GUTNICK
Chairman & Managing Director

The technical aspects of this report have been reviewed by Professor Greg Collier, Autogen's Director of Research and Development, who has 20 years experience in the biotechnology research field.

Directors' Report

The Directors of Autogen Limited present their Report for the half-year ended 31 December 2000. This Report should be read in conjunction with the 2000 Annual Report together with announcements made by the Company in accordance with the continuous disclosure obligations arising under the Corporations Law.

1. Directors

The Directors of the Company in office at 1 July 2000 and at the date of this report were:

Mr Joseph I Gutnick FAusIMM, FAIM, MAICD Chairman and Managing Director	Continuing
The Hon. Robert Hawke A.C. BA LLB BLitt(Oxon) Non-Executive Director	Continuing
Mr Jean-Noel Treilles Non-Executive Director	Continuing
Dr David Tyrwhitt PhD(Geology) BSc(Hons) Geology FSEG(USA) FAusIMM GPGeo FIMM(London) Non-Executive Director	Continuing
Dr Jeffrey M Jonas MD BA Non-Executive Director	Appointed 22 December 2000
Professor Claude Bouchard Ph.D Non-Executive Director	Resigned 31 December 2000

2. Review and results of operation

A review and results of operations are contained in the Chairman's Report and elsewhere in this Report. The loss for the half-year ended 31 December 2000 attributable to Shareholders of Autogen Limited after income tax was $2,444,474 (1999 Loss $4,638,287).

Signed in accordance with a resolution of the Board of Directors at Melbourne this 13th day of March 2001.

J I Gutnick
Director

Autogen Limited
A.B.N. 79 000 248 304

Profit and Loss Statement for the Half-Year Ended 31 December 2000

	Note	Consolidated 31 December 2000 $	Consolidated 31 December 1999 $
Revenues			
Sales revenue		-	250
Interest revenue		375,448	46,867
Other revenue – project receipts		2,143,064	894,772
Total revenue		2,518,512	941,889
Costs and expenses			
Administration		(946,169)	(546,079)
Borrowing costs		(16,411)	(103,333)
Depreciation		(91,226)	(3,182)
Research and development expenditure		(2,543,942)	(2,263,700)
Total expenses		(3,597,748)	(2,916,294)
Operating loss before abnormal item and income tax		(1,079,236)	(1,974,405)
Abnormal item before income tax	2	(1,365,238)	(2,663,882)
Operating loss before income tax		(2,444,474)	(4,638,287)
Income tax attributable to operating loss		-	-
Operating loss after income tax		(2,444,474)	(4,638,287)
Accumulated losses at the beginning of the financial year		(49,268,052)	(40,233,946)
Accumulated losses at the end of the financial year		(51,712,526)	(44,872,233)

The above Profit and Loss Statement is to be read in conjunction with the attached notes to and forming part of these financial statements

Autogen Limited
A.B.N. 79 000 248 304

Balance Sheet as at 31 December 2000

	Note	Consolidated 31 December 2000 $	Consolidated 30 June 2000 $	Consolidated 31 December 1999 $
CURRENT ASSETS				
Cash		11,626,983	11,197,461	3,809,089
Receivables		94,528	6,542	239,918
TOTAL CURRENT ASSETS		11,721,511	11,204,003	4,049,007
NON-CURRENT ASSETS				
Receivables		7,900	160,603	166,514
Investments		926,374	2,291,613	4,289,521
Property, plant and equipment		582,293	664,712	145,537
TOTAL NON-CURRENT ASSETS		1,516,567	3,116,928	4,601,572
TOTAL ASSETS		13,238,078	14,320,931	8,650,579
CURRENT LIABILITIES				
Accounts payable		1,075,548	554,630	1,610,033
Deferred revenue		880,121	-	-
Borrowings		168,390	189,970	-
TOTAL CURRENT LIABILITIES		2,124,059	744,600	1,610,033
NON-CURRENT LIABILITIES				
Borrowings		46,137	76,598	-
TOTAL NON-CURRENT LIABILTIES		46,137	76,598	-
TOTAL LIABILITIES		2,170,196	821,198	1,610,033
NET ASSETS		11,067,882	13,499,733	7,040,546
SHAREHOLDERS' EQUITY				
Share Capital		47,944,265	47,944,265	47,944,265
Reserves	4	14,836,143	14,823,520	3,968,514
Accumulated losses		(51,712,526)	(49,268,052)	(44,872,233)
TOTAL SHAREHOLDERS' EQUITY		11,067,882	13,499,733	7,040,546

The above Balance Sheet is to be read in conjunction with the attached notes to and forming part of these financial statements.

Autogen Limited
A.B.N. 79 000 248 304

Statement of Cash Flows for the Half-Year Ended 31 December 2000

	Consolidated 2000 $	Consolidated 1999 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Sundry income	-	250
Proceeds of research revenue	3,023,185	1,479,222
Interest received	375,448	46,867
Payments in the course of operations	(1,191,898)	(198,193)
Payments for research and development	(1,873,668)	(2,308,700)
Interest paid	(16,411)	(102,659)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	316,656	(1,083,213)
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposits repaid	152,283	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	152,283	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of options	12,624	-
Proceeds from issue of shares	-	6,165,705
Proceeds from borrowings	-	3,500,000
Repayment of borrowings	(52,041)	(5,115,914)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(39,417)	4,549,791
Net increase in cash held	429,522	3,466,578
Cash at the beginning of the period	11,197,461	342,511
CASH AT THE END OF THE PERIOD	11,626,983	3,809,089

The above Statement of Cash Flows is to be read in conjunction with the attached notes to and forming part of these financial statements.

Notes to and forming part of the Financial Statements
for the Half-Year Ended 31 December 2000

1. BASIS OF PREPARATION OF HALF-YEAR FINANCIAL STATEMENTS

This general purpose half-year consolidated financial report has been prepared in accordance with the requirements of the Corporations Law, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and Accounting Standard AASB 1029 "Half-Year Accounts and Consolidated Accounts". For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period. It is recommended that this half-year financial report should be read in conjunction with the 2000 Annual Report and any public announcements made by Autogen Limited during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Law.

The accounting policies have been consistently applied by the Economic Entity.

	Consolidated 2000 $	Consolidated 1999 $
2. ABNORMAL ITEM		
Increase in provision for diminution in value of investments (income tax applicable $nil)	(1,365,238)	(2,663,882)
	Cents	Cents
3. EARNINGS (LOSS) PER SHARE		
Basic earnings (loss) per share	(6.46)	(2.74)
	Number	Number
Weighted average number of shares	37,816,891	169,174,074

Potential Ordinary Shares not Considered Dilutive

As the notional exercisable price of options on issue would increase basic earnings per share, they have not been considered dilutive.

	Consolidated 31 December 2000 $	Consolidated 30 June 2000 $	Consolidated 31 December 1999 $
4. RESERVES			
Option premium	10,867,629	10,855,006	-
Asset revaluation	150,447	150,447	150,447
Capital profits	3,818,067	3,818,067	3,818,067
	14,836,143	14,823,520	3,968,514
Option premium reserve			
Opening Balance	10,855,006	-	-
Options issued	12,623	10,855,006	-
Closing Balance	10,867,629	10,855,006	-

5. CONTINGENT LIABILITY

The Company is a party to an action commenced by the liquidator of Cambridge Gulf Investments Pty Ltd ("CGI") in the Federal Court of Australia.

In December 1996, the Company, together with other shareholders of CGI received shares held by CGI in a publicly listed company. The liquidator alleges that the assignment of these shares amounted to conduct prohibited by the law on various grounds. The Company has denied the claims.

In August 1999, the Federal Court ruled that it did not have jurisdiction to hear the matter and the action was stayed. The liquidator may recommence the action in the Supreme Court of Western Australia.

Soon after it received the shares in December 1996, the Company sold them on the open market. If the Company is unsuccessful in its defence of the claim, the Company's maximum potential liability is likely to be the value for which the shares were sold by the Company on the open market, being $1.5 million, and legal costs of the action.

Directors' Declaration

In the opinion of the Directors of Autogen Limited:

(a) The accompanying financial statements and notes comply with the Accounting Standards and the Corporations Regulations and give a true and fair view of the Consolidated Entity's financial position as at 31 December 2000 and of its performance for the half-year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors at Melbourne this 13th day of March 2001.

J. I. Gutnick

J.I. Gutnick
Director

PKF

Chartered Accountants
& Business Advisers

Level 11, CGU Tower
485 La Trobe Street
Melbourne 3000
GPO Box 5099BB
Melbourne 3001

Tel: (03) 9602 1611
Fax: (03) 9602 3870

www.pkf.com.au

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF AUTOGEN LIMITED

Scope

We have reviewed the financial report of Autogen Limited for the half-year ended 31 December 2000. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Half-Year Accounts and Consolidated Accounts and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matters that makes us believe that the half-year financial report of Autogen Limited is not in accordance with:

(a) the Corporations Law, including:

- (i) giving a true and fair view of the company's financial position as at 31 December 2000 and its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Half-Year Accounts and Consolidated Accounts and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

PKF

PKF
Chartered Accountants

Michael Phillips

M J Phillips
Partner

13 March, 2001
Melbourne

Appendix 4B (rule 4.13(a))

Half yearly/preliminary final report

Introduced 1/12/97. Origin: Appendices 3, 4. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUTOGEN LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
79 000 248 304	✓		31 DECEMBER 2000

Equity accounted results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Sales (or equivalent operating) revenue *(item 1.1)*	up/down	- %	to	-
Abnormal items after tax attributable to members *(item 2.5)*	gain (loss) of			(1,365)
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	~~up~~/down	47.3%	to	(2,444)
+Operating profit (loss) after tax attributable to members *(item 1.10)*	~~up~~/down	47.3%	to	(2,444)
Extraordinary items after tax attributable to members *(item 1.13)*	gain (loss) of			-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	~~up~~/down	47.3%	to	(2,444)

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: -

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Sales (or equivalent operating) revenue	-	-
1.2	Share of associates' "net profit (loss) attributable to members" (equal to item 16.7)	-	-
1.3	Other revenue	2,519	942
1.4	**+Operating profit (loss) before abnormal items and tax**	**(1,079)**	**(1,974)**
1.5	Abnormal items before tax (detail in item 2.4)	(1,365)	(2,664)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	(2,444)	(4,638)
1.7	Less tax	-	-
1.8	+Operating profit (loss) after tax but before outside +equity interests	(2,444)	(4,638)
1.9	Less outside +equity interests	-	-
1.10	**+Operating profit (loss) after tax attributable to members**	**(2,444)**	**(4,638)**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**(2,444)**	**(4,638)**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)	-	-
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	(2,444)	(4,638)
1.17	Retained profits (accumulated losses) at beginning of financial period	(49,268)	(40,234)
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.20	Total available for appropriation *(carried forward)*	(51,712)	(44,872)

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	(51,712)	(44,872)
1.21	Dividends provided for or paid	-	-
1.22	Aggregate of amounts transferred to reserves	-	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**(51,712)**	**(44,872)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	(2,444)	(4,638)
1.25	Less (plus) outside +equity interests	-	-
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	(2,444)	(4,638)

Intangible, abnormal and extraordinary items

		Consolidated - current period			
		Before tax $A'000	Related tax $A'000	Related outside +equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	-	-	-	-
2.2	*Amortisation of other* intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Abnormal items Provision for diminution in value of investments	(1,365)	-	-	(1,365)
2.5	**Total abnormal items**	(1,365)	-	-	(1,365)
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet
(See note 5)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	11,627	11,197	3,809
4.2	Receivables	94	7	240
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**11,721**	**11,204**	**4,049**
	Non-current assets			
4.7	Receivables	8	161	167
4.8	Investments in associates	-	-	-
4.9	Other investments	926	2,292	4,290
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	583	664	145
4.14	Intangibles (net)	-	-	-
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**1,517**	**3,117**	**4,602**
4.17	**Total assets**	**13,238**	**14,321**	**8,651**
	Current liabilities			
4.18	Accounts payable	1,076	554	1,610
4.19	Borrowings	168	190	-
4.20	Provisions	-	-	-
4.21	Other (provide details if material)	880	-	-
4.22	**Total current liabilities**	**2,124**	**744**	**1,610**
	Non-current liabilities			
4.23	Accounts payable	-	-	-
4.24	Borrowings	46	77	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**46**	**77**	**-**
4.28	**Total liabilities**	**2,170**	**821**	**1,610**
4.29	**Net assets**	**11,068**	**13,500**	**7,041**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital	47,944	47,944	47,944
4.31	Reserves	14,836	14,824	3,969
4.32	Retained profits (accumulated losses)	(51,712)	(49,268)	(44,872)
4.33	Equity attributable to members of the parent entity	11,068	13,500	7,041
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**11,068**	**13,500**	**7,041**
4.36	Preference capital included as part of 4.33			

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	8
5.3	Expenditure written off during current period	-	(8)
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.12)	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(1,192)	(190)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	375	47
7.6	Interest and other costs of finance paid	(16)	(103)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	1,149	(830)
7.9	**Net operating cash flows**	316	(1,076)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	-	-
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	153	(8)
7.17	**Net investing cash flows**	153	(8)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	13	6,166
7.19	Proceeds from borrowings	-	3,500
7.20	Repayment of borrowings	(52)	(5,116)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	(39)	4,550
7.24	**Net increase (decrease) in cash held**	430	3,466
7.25	Cash at beginning of period *(see Reconciliation of cash)*	11,197	343
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	11,627	3,809

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	579	52
8.2	Deposits at call	-	3,757
8.3	Bank overdraft	-	-
8.4	Other (provide details)	11,048	-
8.5	**Total cash at end of period** (item 7.26)	**11,627**	**3,809**

Ratios		Current period	Previous corresponding Period
9.1	**Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	N/A	N/A
9.2	**Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(22.08%)	(65.9%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	*Calculation of the following in accordance with AASB 1027: Earnings per Share* (a) Basic EPS	(6.46) cents	(2.74) cents
	(b) Diluted EPS (if materially different from (a))	-	-
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	37,816,891	169,174,074

+ See chapter 19 for defined terms.

NTA backing
(see note 7)

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	29.27 cents	3.7 cents

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.4	375	47
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	1
12.3	Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	(16)	(103)
12.4	Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	(91)	(3)

Control gained over entities having material effect
(See note 8)

13.1	Name of entity (or group of entities)	-
13.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	+Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	-
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ -
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$ -

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 *and indicates which amounts should agree with items included elsewhere in this report.*

Segments

Operating Revenue

Sales to customers outside the economic entity — Refer attachment

Inter-segment sales

Unallocated revenue

Total revenue

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (equal to item 1.6)

Segment assets)
Unallocated assets)
Total assets (equal to item 4.17))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	- ¢	- ¢	- ¢
15.5	Previous year	- ¢	- ¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	- ¢	- ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans	-

Any other disclosures in relation to dividends (distributions)

-

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates

Entity's share of associates'		Current period $A'000	Previous corresponding period - $A'000
16.1	Operating profit (loss) before income tax	-	-
16.2	Income tax expense	-	-
16.3	Operating profit (loss) after income tax	-	-
16.4	Extraordinary items net of tax	-	-
16.5	Net profit (loss)	-	-
16.6	Outside equity interests	-	-
16.7	Net profit (loss) attributable to members	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of *disposal*		Contribution to +operating profit (loss) and extraordinary items after tax (item 1.14)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 **Equity accounted associates**	-	-	-	-
17.2 Total			-	-
17.3 ***Other material interests***			-	-
17.4 Total			-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of +securities		Total number	Number quoted	Issue price per security (see note 15) (cents)	Amount paid up per security (see note 15) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	37,816,891	37,816,891	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry Date (if any)*
		22,160,029	22,160,029	$1.25	12/3/2010
	Senior Executive Share Options	1,020,000	-	$1.16	24/3/2010
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

-

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

-

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

-

Changes in accounting policies since the last annual report are disclosed as follows.

(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

-

Additional disclosure for trusts

+ See chapter 19 for defined terms.

19.1	Number of units held by the management company or responsible entity or their related parties.	-
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	-
Date	-
Time	-
Approximate date the +annual report will be available	-

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.

(Tick one)

☐ The +accounts have been audited.

☑ The +accounts have been subject to review.

☐ The +accounts are in the process of being audited or subject to review.

☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 16/3/01
(~~Director~~/Company Secretary)

Print name: PETER LEE

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue.*

Item 1.2 'Share of associates' "net profit (loss) attributable to members"' would form part of "other revenue" in *AASB 1004* to the extent that a profit is to be reported. ASX has elected to require disclosure of a share of a loss in the same location for consistency of presentation.

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

+ See chapter 19 for defined terms.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029* and *AASB 1034*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

+ See chapter 19 for defined terms.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Comparative figures when equity accounted information first included in the accounts** There will be a lack of comparability in the figures for the previous corresponding period when equity accounted information is first included if this information has a material effect on the consolidated accounts. If it does have a material effect, attach a note providing a better comparison by restating "Operating profit (loss) after tax attributable to members" (item 1.10) and "Investments in associates" (item 4.8) for the previous corresponding period to incorporate equity accounted information. In addition, as required by Note 1, no directional or percentage changes in profit are to be reported in the "For announcement to the market" section. Where the disclosures were not previously required in Appendix 4B, no comparatives need be shown.

12. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASIC, must be given to ASX.

13. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

14. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

15. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

Half Year/Financial Year Ended 31 December 2000

Additional Information

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Item 4.21	**Other current liabilities**			
	Deferred revenue	800	-	-

		Current period - $A'000	Previous corresponding period - $A'000
Item 7.8	**Other Operating Cashflows**		
	Proceeds of research revenue	3,023	1,479
	Payments for research & development	(1,874)	(2,309)
		1,149	(830)
Item 7.16	**Other Investing Cashflows**		
	Security deposits refunded	153	-
	Payments for exploration	-	(8)
		153	(8)
Item 8.4	**Other Cash**		
	Commercial Paper	11,048	-
	Segment Information		
	Operating revenue		
	Investments	-	-
	Biotechnology research		
	Proceeds from research agreements	2,143	895
	Interest received	375	47
	Total Operating Revenue	2,518	942
	Operating loss after tax		
	Investments		
	Operating loss	(1,365)	(2,664)
	Less tax	-	-
		(1,365)	(2,664)
	Biotechnology research		
	Operating loss	(1,079)	(1,966)
	Less tax	-	-
		(1,079)	(1,966)
	Other		
	Operating loss	-	(8)
	Less tax	-	-
		-	(8)

+ See chapter 19 for defined terms.

	Current period - $A'000	Previous corresponding period - $A'000
Total Operating Loss after tax	(2,444)	(4,638)
Assets		
Investments	926	2,292
Biotechnology research	12,303	6,359
Other	9	-
	13,238	8,654

Autogen Limited

ABN 79 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1100
Facsimile: +613 9234 1110

AGT: 432

15 March 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find enclosed 2 copies of the Supplementary Senior Executive Option Plan Prospectus together with a copy of the Acceptance Form lodged with the Australian Securities and Investments Commission.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

AUTOGEN LIMITED

SENIOR EXECUTIVE OPTION PLAN ("PLAN")

Executive

Name:

Address:

TO: AUTOGEN LIMITED
(ACN 000 248 304) ("Autogen")

A.	I accept the Options Issue made to me pursuant to the Prospectus dated 10 March 2000 and the Supplementary Prospectus dated 6 March 2001 in relation to the grant of Options over unissued ordinary shares in the Autogen Limited and, having read and understood the Rules of the Plan, agree to be bound by those Rules.
B.	DECLARATION BY EXECUTIVE ON LODGING THIS ACCEPTANCE OF OFFER FORM ❖ By lodging this Acceptance Form, you are taken to declare that: ❖ you have read the Prospectus and Supplementary Prospectus ❖ you have read the Terms and Conditions of Loan and agree to be bound by them; ❖ all statements made by you are complete and accurate; and if this Acceptance Form is completed on behalf of an Executive, the person completing this Acceptance Form has full authority to do so and has not received any notice of revocation on that authority.
C.	Signature of Executive ____________________ Date ______________________ **Power of Attorney** *(if applicable)* I have been authorised by the Executive under power of attorney to accept the Options Issue on his/her behalf. _________________________ Name of Attorney *(if applicable)* (please print Date ______________________ _________________________ Signature of Attorney

D.	**To accept the Options Issue, you must complete this Form and send or personally deliver the Form to Peter Lee at the following address:** **Autogen Limited** **210 Kingsway** **SOUTH MELBOURNE VIC 3205** **The Form must be received by no later than 4:00pm on 9 March 2001.** **IF YOU DO NOT RETURN THIS FORM AS SPECIFIED, UNLESS OTHERWISE AGREED BY THE COMPANY, THE OFFER WILL LAPSE.**
E.	If you have changed your address from the address listed above, or if you wish correspondence regarding the Ordinary Shares issued to be sent to you at a different address, please provide that new address in the space below:

AUTOGEN LIMITED

ACN 000 248 304

SUPPLEMENTARY SENIOR EXECUTIVE OPTION PLAN PROSPECTUS

MARCH 2001

1. Introduction

This Supplementary Senior Executive Option Plan Prospectus ("Supplementary Prospectus") has been prepared to update the Autogen Limited Senior Executive Option Plan Prospectus ("Option Plan Prospectus"), dated 10 March 2000, for a further offer of options under the Autogen Limited Senior Executive Option Plan ("Offer"). This Supplementary Prospectus is to be read together with the accompanying Option Plan Prospectus.

This Supplementary Prospectus was lodged with ASIC on and is dated 6 March 2001. ASIC takes no responsibility for the contents of this Supplementary Prospectus. Unless the context otherwise requires, defined terms in this Supplementary Prospectus have the same meaning as those contained in the Glossary of the Option Plan Prospectus.

2. Updating of Option Plan Prospectus

The offer of Options, described in the accompanying invitation from the Board of Directors is made pursuant to the Option Plan Prospectus as updated by this Supplementary Prospectus. Adopting the headings used in the Option Plan Prospectus, this Supplementary Prospectus updates the Option Plan Prospectus as follows:

(a) "1.1 The Offer"

Clauses 1.1 and 1.3 of the Option Plan Prospectus stated that a maximum number of 7,000,000 Options will be offered. Following the offer of Options under the Option Plan Prospectus in March 2000, acceptances were received for 5,200,000 and 1,800,000 remain available to be offered.

On 18 August 2000, the Company's ordinary shares were consolidated on the basis that five (5) ordinary shares on issue at that time were consolidated to one (1) ordinary share. In accordance with the Plan Rules, the number of Options on issue and the number of Options available for issue were consolidated on the same basis as the ordinary share consolidation and the exercise price was adjusted on an inverse ratio.

Accordingly the number of Options available to be offered is 360,000.

Each Participant will be advised in writing of the Issue Price and the Exercise Price shortly after 9 March 2001 which will be the closing date of the Options Issue and the date of acquisition of the Options.

(b) **"1.2 How to apply for Options"**

Completed Acceptance Forms must be returned personally or by post to:

Mr Peter Lee
Autogen Limited
210 Kings Way
South Melbourne Vic 3205

Applications must be received by no later than 4:00 pm Eastern Standard time on 9 March 2001.

(c) **"1.3 Number of Options Offered"**

In accordance with section 1(a) above, the maximum number of Options available to be offered is 360,000.

(d) **"1.4 Rights attaching to Options and Ordinary Shares issued upon exercise"**

The Terms and Conditions of the Options for this Offer are the same as those described in the Option Plan Prospectus, except that the date of acquisition of the Options under this Offer will be 9 March 2001 being the last date on which an Acceptance Form must be received by the Company, or such earlier or later date if the Directors determine to close the Offer early or extend it.

(e) **"1.6 Proposed Capital Structure"**

Assuming all the Options offered by this Supplementary Prospectus are issued, the capital structure of the Company will be as follows:

Options on Issue	
Options	22,160,029
Senior Executive Options	870,000
Options issued under this Supplementary Prospectus	360,000
	23,390,029
Shares on Issue	
Existing Ordinary Shares on Issue	37,816,891

(f) **"4.1 Provision of Further Information about the Company"**

Since lodging the Prospectus dated 10 March 2000 the Company has made the following announcements to ASX:

Date of Announcement	Announcement
10 March 2000	Announcement of Renounceable Rights Issue of Options - Letter to Shareholders - Appendix 3B
10 March 2000	Autogen acquired a high throughput Molecular biology system, for gene screening and identification, for its Microarray Laboratory at Deakin University
13 March 2000	Prospectus
14 March 2000	Report to shareholders for the Half-Year ended 31/12/99
14 March 2000	Professor Greg Collier appointed as Head of biotechnology research program
17 March 2000	Press Release supporting the quick release of newly found sequence data from the Human Genome Project
24 March 2000	Allotment of 5,200,000 options under Executive Share Options Plan
19 April 2000	Retirement of Neville McCarthy as Director
20 April 2000	Notice of allotment of 110,682,300 Options and advise that Directors are seeking to place the shortfall of 59,491,178 Options
8 June 2000	J I Gutnick's speech to Medical Research Week 2000
13 June 2000	Autogen Limited retains OrbiMed Advisors LLC a New York Financial Advisor and Asset Manager as Financial Advisor
14 June 2000	Announcement of consolidation of Company's issued capital on the basis of one share for 5 shares held
15 June 2000	Rebuttal of incorrect reporting of share consolidation announcement

28 June 2000	The Company announced that it welcomes this weeks important announcement in genome based research of the near completion of human genome sequence
17 July 2000	Notice of General Meeting, Proxy Form and Explanatory Memorandum
20 July 2000	Press Release – The Hon. Steve Bracks officially open Autogen's new state-of-the art Microarray Expression Facility
1 August 2000	Issue of Options under Prospectus dated 6 March 2000
18 August 2000	Results of Resolutions put to members at General Meeting regarding 1:5 Capital Consolidation
1 September 2000	Details of Issued Capital after 1:5 Capital Consolidation, with attaching letters to Shareholders
6 September 2000	Date of Annual General Meeting
13 September 2000	Chairman's Statement and Profit announcement 30 June 2000
15 September 2000	Resignation of David H Simcox as Company Secretary.
19 September 2000	Autogen Scientist Honored by European Diabetes Congress
22 September 2000	Annual Report for 2000 and Notice of Meeting
3 October 2000	Breakthrough discovery of a new gene associated with diabetes
19 October 2000	Result of resolutions put to members at Annual General Meeting
11 November 2000	Divestment of non-core wholly owned subsidiary
14 November 2000	Autogen announces publication of its obesity gene discovery "beacon", in this months issue of the USA based International Journal, "Diabetes"
17 November 2000	Autogen announces new Gene Discovery Initiative in the South Pacific Island of Tonga
22 December 2000	Appointment of Dr Jeffrey M Jonas, MD to the Board of Autogen Limited
29 December 2000	Resignation of Prof C Bouchard as a Director of Autogen Limited

7 February 2001	Discovery of five new genes associated with obesity and diabetes
23 February 2001	Autogen to extend its protien discovery program

(g) "4.2 Directors' Interests in the Securities of the Company"

The information in the Option Plan Prospectus disclosing the interests in securities of Autogen of the Directors of the Company as at the date of the Option Plan Prospectus is updated as follows:

As at the date of this Supplementary Prospectus, none of the Directors hold any Ordinary Shares in the Company other than Mr Joseph Gutnick who holds 3,920 Ordinary Shares and 1,000,000 Options under the Senior Executive Share Option Plan.

As at the date of this Supplementary Prospectus, Edensor Nominees Pty Ltd, in its capacity as trustee of the Gutnick Family Trust, holds 7,542,892 Ordinary Shares.

(h) "4.3 Directors Fees"

The information in the Option Plan Prospectus disclosing the Directors Fees is updated as follows:

"Total income received or receivable by Directors including aggregate amounts paid to persons or superannuation funds in respect of the retirement of one of the Directors was $534,006 for the year ending 30 June 2000".

3. Directors Authorisation

The Directors have authorised the issue of this Supplementary Prospectus.

Signed by each Director of the Company or a person authorised by him in writing to sign this Supplementary Prospectus on his behalf.

J I Gutnick
Chairman & Managing Director

J-N Treilles
Director
(by his agent authorised in writing)

D S Tyrwhitt
Director

R J L Hawke AC
Director
(by his agent authorised in writing)

J Jonas
Director
(by his agent authorised in writing)

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogen.com.au

AGT: 432

23 March 2001

02 MAY 29

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
4th floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Issue of Options under Senior Executive Share Option Plan

Details of Announcement

The Company wishes to advise that in accordance with the Senior Executive Share Option Plan a further 335,000 options have been allotted at an issue price of 41.86 cents and an exercise price of 89.58 cents per option.

Yours faithfully

PETER J LEE
General Manager Corporate
& Company Secretary

\\MEL_RES\ADM\Document\LEVIL I\PETER\ASX Announcements\AGT Issue of Options.doc

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogen.com.au

REF: AGT 432

23 February 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen expands its protein discovery program.

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) announces the expansion of its research program by the injection of $1 million into its "state-of-the-art" protein discovery facility at Autogen's world-class laboratories located at Deakin University in Geelong.

The exciting announcement last week of the completed human genome sequence by Celera Genomics and the Human Genome Project, has underlined the strong position of Autogen's discovery program. In the announcement, it was suggested that there are approximately 30,000 genes in humans that may produce more than 500,000 proteins. Understanding protein function is critical for future improvements in human health and Autogen has the research facilities to capitalise on this huge potential for new discoveries arising from the Human Genome Project.

The high throughput gene facility located at Deakin University coupled with Autogen's high throughput protein discovery facility also located at Deakin University, will maximise Autogen's discovery program, confirming its leading position in this exciting field of biotechnology.

Autogen's gene discovery facility has already proven successful, with the discovery of 15 novel genes relating to obesity and diabetes, the two most advanced of which are the "Beacon" gene for obesity and the "Tanis" gene for diabetes. Autogen's protein facility has discovered new protein interactions with these genes that will accelerate the development program.

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that "the combination of gene discovery and protein discovery is natural for our research team. Autogen's foresight to be amongst the first Australian genomics companies to focus on the exciting area of protein discovery is evidence of the caliber and vision of our scientists under the direction of Professor Greg Collier. Not only will Autogen be Australia's most exciting gene discovery company, we will also be one of Australia's most promising protein discovery companies".

Professor Greg Collier, Autogen's Chief Scientific Officer said that "the expansion of this facility will increase our number of gene and protein targets, subsequently speed up the discovery process and will ultimately shorten the lead time between discovery and clinical trials if new drugs originate from our research".

Melbourne based Autogen is a leading biotechnology company focused on the research and discovery of gene and protein targets for new therapies and diagnostics. The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany for its diabetes and obesity research program and has emerged as one of Australia's leading gene and protein discovery companies.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Scientific Officer on 03 9234 1188 or 0419 897 501.

Yours faithfully

J I Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT 432

7 February 2001

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen announces the discovery of five new genes associated with obesity and diabetes.

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce the discovery of five new genes associated with obesity and diabetes. Patent applications have been filed for the five new genes, which the Company believes may provide novel targets for developing treatments for diabetes and obesity.

Discovered at the Company's world-class facilities located at Deakin University in Geelong, the new gene discoveries build Autogen's intellectual property portfolio in obesity and diabetes to 15 novel gene discoveries. The new gene discoveries announced today are a welcome addition to the previously announced Autogen gene discoveries, namely the "Beacon" gene for obesity and the "Tanis" gene for diabetes.

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that "Autogen's world class research team has demonstrated its ability to continue to make exciting breakthroughs in its gene discovery efforts. These new discoveries prove that Autogen is able to compete on the world stage when it comes to gene discovery and we have now emerged as one of Australia's most exciting genomics companies".

Professor Greg Collier, Autogen's Chief Scientific Officer said that "the latest discoveries are confirmation of the success of Autogen's exciting high-throughput gene discovery program. By using our state-of-the-art gene discovery facility together with our unique animal model and exclusive access to human/DNA samples, Autogen is able to rapidly discover new genes that it is hoped will ultimately lead to new treatments for common metabolic diseases".

Diabetes and obesity are two of the most common and challenging health problems facing the world. The World Health Organisation estimates there are approximately 250 million people worldwide who suffer from obesity and 120 million people who suffer from diabetes, making these latest discoveries all that more important as Autogen strives to find treatments to these diseases. The cost of treatment of these common metabolic diseases is enormous and in the USA alone it is estimated to be in excess of US$100 billion annually.

Melbourne based Autogen is a leading genomics biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics. The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany for its diabetes and obesity research program and has emerged as one of Australia's leading gene discovery companies.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Chief Scientific Officer on 03 9234 1188 or 0419 897 501.

Yours faithfully

for J I Gutnick
Chairman & Managing Director

\\MEL_RES\ADM\Document\LEVILI\PETER\ASX Announcements\AGT New Gene Discovery.doc

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT/432

29 December 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Press Release

Resignation of Prof. C. Bouchard as a Director of Autogen Limited.

Details of Press Release

The Company advises that Prof. C. Bouchard has resigned as a Director effective 31 December 2000 in order to focus on his role as Executive Director of the Pennington Biomedical Research Centre at the Louisiana State University.

Dr Jeffrey M. Jonas M.D. was appointed a Director on 22 December 2000 to replace Prof. C. Bouchard.

Dr. Jeffrey M. Jonas, M.D., is President and Chief Executive Officer of AVAX and has extensive experience in pharmaceutical development, including in the areas of biotechnology, pharmacoeconomics, psychopharmacology as well as the acquisition and development of new cancer, antibiotic and immunological drugs. From 1994 to 1996, Dr. Jonas was Vice President of Clinical Development and Chief Medical Officer of Upjohn Laboratories. From 1991 to 1996, Dr. Jonas held positions at the Upjohn Company as Vice President of Worldwide Pharmaceutical Regulatory Affairs, Director of Psychopharmacology and Vice President of Clinical Development. Dr. Jonas is the author of a book on Prozac™ and over 100 scientific articles, abstracts, and book chapters. Dr. Jonas received his M.D.

from Harvard Medical School in 1979 and a B.A. in Biology and English from Amherst College in 1975.

Yours faithfully,

PETER LEE
General Manager Corporate
& Company Secretary

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT/432

22 December 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Press Release

Appointment of Dr Jeffrey M. Jonas, M.D. to the Board of Autogen Limited.

Details of Press Release

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce the appointment of Dr Jeffrey M. Jonas as a Director of Autogen Limited.

Dr. Jeffrey M. Jonas, M.D., is President and Chief Executive Officer of AVAX and has extensive experience in pharmaceutical development, including in the areas of biotechnology, pharmacoeconomics, psychopharmacology as well as the acquisition and development of new cancer, antibiotic and immunological drugs. From 1994 to 1996, Dr. Jonas was Vice President of Clinical Development and Chief Medical Officer of Upjohn Laboratories. From 1991 to 1996, Dr. Jonas held positions at the Upjohn Company as Vice President of Worldwide Pharmaceutical Regulatory Affairs, Director of Psychopharmacology and Vice President of Clinical Development. Dr. Jonas is the author of a book on Prozac™ and over 100 scientific articles, abstracts, and book chapters. Dr. Jonas received his M.D. from Harvard Medical School in 1979 and a B.A. in Biology and English from Amherst College in 1975.

Mr. Joseph Gutnick, Chairman and Managing Director of Autogen said "we warmly welcome Dr Jonas to the Board of Autogen and we are extremely excited about the contribution he will be making to the growth of the Company. In particular, the expertise that Dr Jonas brings in the area of depression will be of enormous value to Autogen as we expand into that exciting area of research".

Melbourne based Autogen is a leading genomics biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics. The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany, for its diabetes and obesity research program and has recently commenced a new gene discovery initiative into depression and anxiety.

The Company's existing gene discovery program includes access to a unique animal model of obesity, diabetes and depression, in addition to access to DNA samples collected throughout the South Pacific, Mauritius, and Tasmania and Autogen is currently expanding this human discovery program to include new diseases.

Autogen has emerged as one of Australia's leading genomics companies by combining its unique research samples together with a state-of-the-art gene technology platform. This platform has already proven to be successful, with the discovery of two major genes relating to obesity and diabetes and 15 gene discoveries in preliminary patent applications.

For more information, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Mr Joseph Gutnick, Chairman and Managing Director on 03 9234 1444.

Yours faithfully

J.I. Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT 432

17 November 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen announces new Gene Discovery Initiative in the South Pacific Island of Tonga.

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) today announced the signing of an agreement with Tonga's Ministry of Health to establish a major research initiative aimed at identifying genes that cause common diseases using the unique population resources in the Kingdom of Tonga.

This new initiative will establish a genetics based research facility in Tonga with the aim of developing a major health database for the purpose of identifying disease-causing genes. The Kingdom of Tonga has a population of around 108,000 people of Polynesian descent. The unique family structure and isolation of this population together with the high prevalence of a variety of diseases represents a major resource for geneticists to identify genes that predispose people to these diseases.

Under the terms of the agreement, any serum or DNA samples collected in Tonga shall remain the property of Tonga and Autogen will provide the resources to establish a health database and create a major research facility in Tonga. The collection of DNA and medical information will be in accordance with the highest ethical standards.

In return for access to these samples and data, Autogen will provide annual research funding to Tonga's Ministry of Health in addition to paying net royalties on revenues generated from any discoveries that are commercialised. These funds will be of great benefit to the people of Tonga.

Professor Greg Collier, Autogen's Director Research and Development said "This major research initiative will benefit Tonga as well as Autogen's gene discovery program. The establishment of a research centre will create many new job opportunities in scientific research and provide opportunities for Tongan graduates overseas to return to the country and participate in world-class scientific research. We expect the research facility to grow into a major Autogen initiative over the next few years".

Professor Collier added " Opportunities for genetic research into a range of other diseases are very exciting and Tonga provides a unique opportunity for conducting this type of research."

Mr Joseph Gutnick, Chairman and Managing Director of Autogen said that "This major new alliance with the government of Tonga continues Autogen's growth into a world leader in the field of gene discovery. Our substantial database of human DNA samples will now be complemented by the unique samples from Tonga and help to accelerate Autogen's growth as a world class biotechnology company."

Melbourne based Autogen is a leading genomic biotechnology company focused on the research and discovery of gene targets for new therapies and diagnostics. The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany for its diabetes and obesity research program. This new initiative in Tonga is an expansion of Autogen's obesity and diabetes gene discovery program into new diseases and will form the basis for future strategic alliances.

For more information on Autogen, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Director Research & Development on 03 9234 1188 or 0419 897 501.

Yours faithfully

J.I. Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT 432

14 November 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen announces the publication of its obesity gene discovery "beacon", in this months issue of the USA based International Journal, "Diabetes".

Details of Announcement

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce the publication of an article on its ground breaking discovery in obesity research, the beacon gene, in this month's issue of the influential USA based International Journal, Diabetes. The beacon gene discovery highlights an exciting new pathway involved in the control of food intake and energy balance and provides a novel target for the development of new therapeutic approaches to treating obesity. Following the initial discovery of the beacon gene, the publication represents the culmination of a further two years of intensive research by the Autogen research team into beacon.

Professor Greg Collier, Autogen's Director of Research and Development said, "the publication is recognition of a major advance in the scientific world's understanding of the control of food intake and body weight. The International Journal, Diabetes has published the article as a rapid publication following intensive peer review".

The beacon gene was initially uncovered in the Autogen funded research laboratories at Deakin University using the Israeli sand rat as an animal model for human obesity and diabetes. The beacon gene produces a protein that will regulate food intake and body weight and this protein is identical in the Israeli sand rat and humans.

Mr. Joseph Gutnick, Chairman and Managing Director of Autogen said that "the publication of Professor Collier's work in such an influential journal highlights the world class nature of Autogen's scientists and of our discoveries. This once again shows that Autogen can and will compete on the world stage in the field of genomics".

With the assistance of Autogen's strategic partner in Europe, Merck-Lipha, the beacon gene is in further stages of development and could eventually lead to a new treatment for obesity.

Obesity is one of the most common and challenging health problems facing the world. The World Health Organisation estimates that there are 250 million people world wide that suffer from obesity, making Autogen's research all that more important as the Company strives to find a treatment to one of the worlds' most prevalent diseases.

Melbourne based Autogen specialises in using gene discovery approaches to identify novel drug targets and has established itself as a leading discovery and development company, with major technology platforms in genomics.

For more information on Autogen, please visit the Company's web site located at www.autogenlimited.com.au or contact Professor Greg Collier, Director of Research and Development on 0419 897 501.

Yours sincerely

J.I. Gutnick

J I Gutnick
Chairman and Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

AGT 432

11 November 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Divestment of non-core wholly owned subsidiary.

Details of Announcement

In line with the strategy to focus solely on research and development in biotechnology, particularly genomics, the Company has agreed to sell its wholly owned subsidiary Topalite Resources Pty Ltd ("Topalite") to Quantum Resources Limited for a cash consideration of $10,000 and a 3 per cent net profits interest.

Topalite owns the Torrington Topaz Project in New South Wales and has been conducting research for a number of years into the production of hi-tech strengthening materials for the ceramics industry based on the topaz deposit and proprietary processing technology.

Should Topalite be successful in the commercialisation of the Torrington Topaz Project the Company will participate in that success via the 3 per cent net profits interest.

Yours sincerely

J I GUTNICK
Chairman and Managing Director

Autogen Limited ACN 000 248 304

AGT 432

19 October 2000

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
Sydney NSW 2000

Dear Sir

SUMMARY OF ANNOUNCEMENT

Result of resolutions put to Members at Annual General Meeting held today.

DETAILS OF ANNOUNCEMENT

All resolutions put to Members at the Annual General Meeting held today were passed unanimously on a show of hands.

In accordance with S251AA(2) of the Corporations Law, we advise that in relation to:

Resolution 2 (a)

(i)	Proxies in favour of resolution	14,179,439
(ii)	Proxies against the resolution	17,021
(iii)	Proxies abstained from voting	200
(iv)	Open proxies	18,821

Resolution 2 (b)

(i)	Proxies in favour of resolution	14,192,319
(ii)	Proxies against the resolution	1,504
(iii)	Proxies abstained from voting	1,400
(iv)	Open proxies	20,258

Yours faithfully

PETER J LEE
General Manager Corporate & Company Secretary

\\MEL_RES\ADM\Document\HelentanCompanySec\DAVID\ASX\981023.AWIASX.doc

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT/432

3 October 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Press Release

Major milestone with the breakthrough discovery of a new gene associated with diabetes.

Details of Press Release

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce that it has achieved a further major milestone with the breakthrough discovery of a new gene associated with diabetes.

Under the terms of Autogen's strategic alliance with the pharmaceutical company Lipha s.a., a wholly owned subsidiary of Merck KGaA of Darmstadt, Germany, ("Lipha"), Autogen will immediately receive a milestone payment of 3,000,000 French Francs (A$ 737,000) for this discovery. In addition, Lipha has agreed to fund the further development of this discovery and to evaluate its potential for the development of a new therapy for Type 2 diabetes.

The new diabetes target may be a landmark discovery and relates to a novel receptor involved in the body's response to fasting and the regulation of glucose and fat metabolism. Control of this new receptor appears to be abnormal in diabetes. Autogen's research team based at Geelong's Deakin University have named the gene "Tanis".

There are increased levels of the Tanis gene in the liver of fasted Israeli sand rats compared to fed animals. We also found increased levels in the fat tissue of fasted animals and in both the liver and adipose tissue. The levels were much greater in diabetic, obese animals than in healthy animals.

The Tanis gene encodes a novel receptor that is widely expressed throughout the body. The gene is regulated by insulin and free fatty acids. The gene encodes a 189 amino acid protein in the Israeli sand rat and it has 82% homology to a human protein. The human gene has 6 exons and is located on chromosome 15.

Diabetes and obesity are two of the most common and challenging health problems facing the world as it enters the new millennium. The World Health Organisation estimates there are approximately 250 million people worldwide who suffer from obesity and 120 million people who suffer from diabetes, making this latest discovery all that more important as Autogen strives to find treatments to two of the world's most prevalent diseases. The cost of treating diabetes in the USA alone exceeds US$100 billion annually.

Autogen specialises in gene discovery approaches to identify novel drug targets and has established itself as a leading discovery and development company, with major technology platforms in genomics. The Company has a major strategic alliance with Lipha in diabetes and obesity research and has emerged as Australia's leading gene discovery company.

"This latest discovery by Autogen's research team under the direction of Professor Greg Collier further strengthens Autogen's credibility and position as a world leader in the field of genomics" said Mr. Joseph Gutnick, Chairman and Managing Director of Autogen.

Mr. Gutnick further noted that "by accepting this latest milestone, Lipha is providing Autogen with a vote of confidence in its research efforts, indicating that our activities in Australia truly are of a world class standard".

Professor Greg Collier, Autogen's Director of Research and Development said that "by achieving this latest discovery, the senior scientists of Autogen's gene discovery program, Dr Ken Walder and Dr Janine McMillan, have placed Autogen and Deakin University on the international map in regards to recent new gene discoveries".

This latest discovery of the Tanis gene for diabetes is a welcome addition to Autogen's exciting program in obesity and diabetes and is the second major gene discovery achieved by Autogen under this program. Recently, the Autogen research team discovered the "Beacon" gene, which produces a protein that has clearly been demonstrated to play a direct role in the regulation of food intake and body weight.

With the assistance of Autogen's strategic partner Lipha, the Beacon gene for obesity and the Tanis gene for diabetes are now in further development and could eventually lead to new approaches to treat two of the modern world's most prevalent diseases.

Autogen's world class research team has demonstrated its ability to make exciting breakthroughs in its gene discovery efforts and is well positioned to continue in its goal of finding novel therapeutic targets and then seeking rapid commercialisation of its research programs.

For more information, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Director Research & Development on 03 9234 1188 or 0419 897 501.

Yours faithfully

J I Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

AGT 432/D.

22 September 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Lodgement of 2000 Annual Report and Notice of Meeting

Details of Announcement

Please find attached a copy of the following documents:

- 2000 Annual Report
- Notice of Meeting for Annual General Meeting

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

All correspondence to
Computershare Registry Services Pty Limited
GPO Box 2975EE, Melbourne Vic 3001 Australia
Enquiries
www.computershare.com

Telephone	*International code*
(03) 9615 5970	(+61 3)
Facsimile	
(03) 9611 5710	(+61 3)

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

I have pleasure in inviting you to Autogen Limited's Annual General Meeting and have enclosed the Notice of Meeting which sets out the items of business. The meeting will be held at Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East, Victoria 3183 on Thursday 19 October 2000, commencing 10.30am.

If you are attending this meeting, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided or faxed to our Share Registry on (61 3) 9611 5709 so that it is received by 10.30am on 17 October 2000.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's Share Registry.

I look forward to your attendance at the meeting.

Yours faithfully

Peter J Lee
General Manager Corporate
& Company Secretary

Encl:

Autogen Limited ABN 79 000 248 304

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Autogen Limited will be held at Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East, Victoria 3183 Australia on Thursday 19 October 2000, commencing at 10.30am for the following purposes:

Ordinary Business:

1. **Accounts and Reports**

   That the Financial Statements of the Company and the Reports of the Directors and Auditor for the year ended 30 June 2000 be considered.

2. **Election of Directors**

   (a) To re-elect The Hon. R. J. L. Hawke A.C. as a Director
   "That the Hon. Robert James Lee Hawke A.C., retires and being eligible, offers himself for re-election".

   (b) To elect Mr Jean-Noel Treilles as a Director
   "That Mr Jean-Noel Treilles, appointed as a Director since last Annual General Meeting, retires in accordnace with the Company's Constitution and being eligible, offers himself for election.

By order of the Board

P. J. Lee
General Manager Corporate
& Company Secretary

1 September 2000

Voting Entitlements

Pursuant to Section 1109N of the Corporations Law, the Directors have determined that the Shareholding of each Shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 10.00pm on 17 October 2000.

Proxies

A Shareholder has the right to appoint a proxy, who need not be a Shareholder of the Company. If a Shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited at the Share Registry of the Company, Computershare Registry Services Pty Limited, located at Level 12, 565 Bourke Street, Melbourne, Victoria 3000 or at the Company's Registered Office, 210 Kingsway, South Melbourne, Victoria 3205, or by facsimile to Computershare Registry Services on (+61 3) 9611 5709 or to the Company on (+61 3) 9234 1255.

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

This Memorandum forms part of the Notice of Meeting and is provided to supply Shareholders with material information to enable the making of an informed decision in relation to Resolution 2 set out in the Notice of Meeting.

RESOLUTION 2 - ELECTION OF DIRECTORS

Article 17.1 of the Company's Constitution requires that at each Annual General Meeting of the Company, one third of the eligible Directors in office, other than the Managing Director, must retire. This year The Hon. R.J.L. Hawke A.C. retires and being eligible offers himself for re-election.

Mr Jean-Noel Treilles was appointed to the Board on 8 February 2000. In accordance with the Corporations Law and Article 16.4 (b)(ii) of the Company's Constitution, Directors appointed to fill a casual vacancy or as additional Directors during the year must retire at the next Annual General Meeting immediately following their appointment and upon doing so become eligible for election. Being eligible, Mr Treilles offers himself for election.

Details of both Directors' qualifications are set out in the Company's Annual Report.

Autogen Limited ABN 79 000 248 304

All correspondence to
Computershare Registry Services Pty Limited
GPO Box 2975EE, Melbourne Vic 3001 Australia
Enquiries
www.computershare.com
Telephone (03) 9615 5970 *International code* (+61 3)
Facsimile (03) 9611 5710 (+61 3)

Proxy Form
Annual General Meeting

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

Sample Customer
Address
Address
Address
Address
SAMPLETOWN TAS 7000
AGT

Securityholder Reference Number (SRN)
Holder Identification Number (HIN)

Appointment of Proxy

I/We being a member/s of the Company hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR** Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Autogen Limited to be held at Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East on Thursday 19 October 2000 commencing at 10:30am and at any adjournment of that Meeting.

Voting directions to your proxy - please mark X to indicate your directions

	For	Against	Abstain*
Item 1. Election of Directors			
(a). Re-election of The Hon. R. J. L. Hawke A.C. as a Director			
(b). Election of Mr Jean-Noel Treilles as a Director			

*If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item. Your shares will not be counted in computing the required majority.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy **AND** % **OR** State the percentage of your voting rights or the number of shares for this Proxy Form.

Authorised signature/s

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Company Seal (if applicable)

Contact Name

Contact Daytime Telephone

Date / /

AGT PROXY 4

remake numbers 000000000

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the share register of Autogen Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a Shareholder of Autogen Limited.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your Shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Autogen's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.
(c) return both forms together in the same envelope.

5 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of a corporation is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

ASX Proxy

Documents may be lodged:

- by posting, delivery or facsimile to Autogen Limited Share Registry at one of the addresses opposite, or
- by delivery to the Registered Office of Autogen Limited being 210 Kingsway, South Melbourne Victoria 3205 Facsimile: (+61 3) 9234 1255

Autogen Limited Share Registry
Computershare Registry Services Pty Limited
GPO Box 2975EE, Melbourne Vic 3001
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Facsimile: (+61 3) 9611 5709

Autogen Limited ACN 000 248 304

02 ... 29

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT432 D

19 September 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Autogen Scientists Honored by European Diabetes Congress

Details of Announcement

The largest congress ever held in Israel and one of the largest congresses ever held on diabetes in Europe started on Monday 18 September, 2000 in Jerusalem. The opening lecture, the A M Cohen Memorial Lecture, has been awarded to Professor Paul Zimmet, Chairman of the Autogen Scientific Advisory Board and Director of the International Diabetes Institute.

A major strength of the Autogen research platform is the Israeli sand rat model for the discovery of new genes for obesity and Type 2 diabetes. Professor Zimmet will present research on behalf of Professor Greg Collier and himself from the Autogen funded research program on the Beacon gene discovered by Professor Greg Collier and the Deakin University research group in conjunction with Autogen.

Professor Zimmet was selected from scientists all over the world to deliver the prestigious A M Cohen Memorial Lecture at the European Association for the Study of Diabetes Congress 2000 in Jerusalem.

The awarding of the opening lecture to Professor Zimmet provides further recognition of the international interests in the discovery of the Beacon gene by the Deakin University team in conjunction with Autogen.

In his lecture, Professor Zimmet will discuss the discovery of the Beacon gene and its proposed role in appetite regulation, weight control and its potential as a new therapy for both obesity and Type 2 diabetes.

The fact that diabetes and obesity are now epidemic has been highlighted by leading articles in recent Newsweek and Time magazine, underling the Autogen strategy to target these two diseases in its genomic strategy.

The A M Cohen Memorial Lecture Award is another important honour for Professor Zimmet who has received numerous prestigious international awards for diabetes and obesity research including awards from the International Diabetes Federation, the American Diabetes Association and the International Diabetes Epidemiology Association. The research work has been supported by Autogen and development of potential therapeutic agents will be in collaboration with Autogen's major pharmaceutical partners.

Yours sincerely

PETER HAROLD
General Manager Investor Relations

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

Ref: AGT 432 D

15 September 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Resignation of Company Secretary

Details of Announcement

The Directors wish to advise that Mr. David Simcox has resigned as Joint Company Secretary of the Company. Mr. Peter Lee continues as Company Secretary.

Yours sincerely

PETER LEE
General Manager Corporate
& Company Secretary

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

6 September 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Date of Annual General Meeting

Details of Announcement

In accordance with the Listing Rules we advise that the Annual General Meeting of the Company will be held on Thursday October 19, 2000, commencing at 10:30 a.m., at the Kimberley Gardens Hotel, 441 Inkerman Street, East St Kilda, Victoria. 3183.

Yours faithfully

P J LEE
General Manager Corporate
& Company Secretary

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

REF: AGT432

18 August 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Result of resolution put to Members at General Meeting held today.

Details of Announcement

The resolution put to Members at the General Meeting held today was passed unanimously on a show of hands.

In accordance with S251AA(2) of the Corporations Law, we advise that in relation to the resolution

(i)	Proxies in favour of resolution	85,603,262
(ii)	Proxies against the resolution	86,950
(iii)	Proxies abstained from voting	5,000
(iv)	Open proxies	71,905

Yours faithfully

PETER LEE
General Manager Corporate
& Company Secretary

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

Ref: AGT 432

1 August 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

Summary of Announcement

Issue Options under Prospectus dated March 6, 2000.

Details of Announcement

The Directors advise that they have allotted 126,362 options expiring March 6, 2010, being part of the shortfall under the Prospectus dated March 6, 2000. These Options were allotted on the same terms and conditions as set out in the respective Prospectus.

Yours sincerely

J I Gutnick

J I Gutnick
Chairman & Managing Director

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

CHAIRMAN'S STATEMENT AND PROFIT ANNOUNCEMENT
30 JUNE 2000

This past year has seen a number of exciting new developments for Autogen. Like any company that wishes to grow and enjoy the benefits of an industry that is changing so rapidly, Autogen's focus and strategy has evolved as the Company has developed and accordingly, our research and development focus has also changed over the past few years.

Under the direction of Professor Greg Collier, Autogen's new Research and Development Director, the team of over 40 scientists has narrowed the focus of the research projects to areas that we now believe hold the greatest opportunities for success and, once successful, the greatest potential for commercial return.

Autogen's new focus can be clearly stated as aiming to use gene discovery approaches to identify novel therapeutic targets. Autogen has established itself as a leading discovery and development company with major technology platforms in genomics. Autogen's ultimate mission is to be a leader in the development of novel drug therapies to treat some of the world's most prevalent diseases.

Our major research and development program in obesity and diabetes has progressed remarkably well over the past year, with a number of genes identified under examination and patent applications filed for six novel discoveries.

Autogen's link with the European pharmaceutical company Lipha s.a. ("Lipha"), a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, was strengthened during the past year with new research contracts entered into covering the next five years of research. Included in these contracts is the development of exciting new gene discoveries such as "Beacon" through functional validation and high throughput screening. The strategic alliance between Autogen and Lipha demonstrates the interest that our research is creating worldwide and having Lipha as a substantial shareholder further confirms my own enthusiasm for Autogen.

The commissioning of Autogen's new state-of-the-art gene-chip microarray facility is a major step forward for the Company, strengthening Autogen's technology platform and enhancing our capacity to identify genes involved in disease development. The facility will not only dramatically accelerate the speed of discovery in the existing research programs, but will also form the basis of new research programs initially aimed at disorders of the central nervous system, including depression and anxiety.

Autogen's growth will continue to be enhanced by access to key human DNA samples including access to a number of populations in Nauru, Mauritius and Tasmania.

In order to ensure the success of our research programs, Autogen aims to identify new targets and then to establish early partnering with major pharmaceutical companies. The ability to establish these partnering arrangements has been enhanced by the appointment in June 2000 of OrbiMed Advisors LLC, a leading American financial advisor and asset manager in the biotechnology and pharmaceutical sectors, to assist Autogen in exploring strategic options.

Autogen's key strength is its world class team of scientists who will lead Autogen into the new millennium. The team is assisted by the internationally respected Scientific Advisory Board, headed by Professor Paul Zimmet A.M., which now consists of Professor Ian Gust A.O., Professor Robert Williamson FRS, and Dr Ian Mackay A.M.

It is now evident that genetics play a key role in the development of many common diseases. Autogen's research places it at the forefront of developments for the treatment of some of the world's most prevalent diseases and the research approach we have already developed means new treatments to a whole range of diseases are within our grasp.

The operating loss for the year after income tax amounted to A$9 million (1999 - A$12.7 million). The loss was impacted by an increased write off of research and development expenditure incurred in searching for genes involved in the metabolic diseases of obesity and diabetes of A$5.1 million, up 72% on 1999 research expenditure of A$2.9 million. This expenditure was offset by funds received through the alliance with Lipha, of A$2.1 million. All research expenditure is written off as incurred under Australian accounting standards. Corporate and other expenses amounted to A$1.5 million. The operating loss was also impacted by an increase in the provision of the write down of Company investments by A$4.6 million. Following the recent proceeds received from the issue of shares and options, cash on hand was A$11.2 million at 30 June 2000.

Rules 4.1, 4.3

Appendix 4B (*not* equity accounted)

Half yearly/preliminary final report

Introduced 1/7/96. Origin: Appendices 3, 4. Amended 1/7/97, 1/12/97, 1/7/98.

Name of entity

AUTOGEN LIMITED

ACN, ARBN or ARSN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
ABN 79 000 248 304		✓	30 June 2000

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Sales (or equivalent operating) revenue *(item 1.1)*	Down	100%	To	-
Abnormal items after tax attributable to members *(item 2.5)*	(loss) of			(4,662)
+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members *(item 1.26)*	Down	29%	To	(9,034)
+Operating profit (loss) after tax attributable to members *(item 1.10)*	Down	29%	To	(9,034)
Extraordinary items after tax attributable to members *(item 1.13)*	Gain (loss) of			-
+Operating profit (loss) and extraordinary items after tax attributable to members *(item 1.16)*	Down	29%	To	(9,034)

Dividends (distributions)	Amount per security	Franked amount per security at 36% tax
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	-¢	-¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	-¢	-¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

\\MEL_RES\ADM\Document\Finance\Annual\4B\Autogen\1999-2000\4B JUNE 2000 Autogen.doc

Consolidated profit and loss account

(The figures are not equity accounted)

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Sales (or equivalent operating) revenue	-	47
1.2	Other revenue	2,277	1,456
1.3	**Total revenue**	**2,277**	**1,502**
1.4	**+Operating profit (loss) before abnormal items and tax**	**(4,372)**	**(2,120)**
1.5	Abnormal items before tax (detail in item 2.4)	(4,662)	(10,656)
1.6	+Operating profit (loss) before tax (items 1.4 + 1.5)	(9,034)	(12,776)
1.7	Less tax	-	-
1.8	+Operating profit (loss) after tax but before outside +equity interests	(9,034)	(12,776)
1.9	Less outside +equity interests	-	-
1.10	**+Operating profit (loss) after tax attributable to members**	**(9,034)**	**(12,776)**
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside +equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	**Total +operating profit (loss) and extraordinary items after tax** (items 1.8 + 1.11)	**(9,034)**	**(12,776)**
1.15	+Operating profit (loss) and extraordinary items after tax attributable to outside +equity interests (items 1.9 + 1.12)1`	-	-
1.16	**+Operating profit (loss) and extraordinary items after tax attributable to members** (items 1.10 + 1.13)	(9,034)	(12,776)
1.17	Retained profits (accumulated losses) at beginning of financial period	(40,234)	(27,458)
1.18	If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19	Aggregate of amounts transferred from reserves	-	-
1.20	Total available for appropriation *(carried forward)*	(49,268)	(40,234)

+ See chapter 19 for defined terms.

Consolidated profit and loss account continued

1.20	Total available for appropriation *(brought forward)*	(49,268)	(40,234)
1.21	Dividends provided for or paid	-	-
1.22	Aggregate of amounts transferred to reserves	-	-
1.23	**Retained profits (accumulated losses) at end of financial period**	**(49,268)**	**(40,234)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.24	+Operating profit (loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	(9,034)	(12,776)
1.25	Less (plus) outside +equity interests	-	-
1.26	+Operating profit (loss) after tax (before amortisation of goodwill) attributable to members	(9,034)	(12,776)

Intangible, abnormal and extraordinary items

		Consolidated – current period			
		Before tax $A'000	Related tax $A'000	Related outside +equity interests $A'000	Amount (after tax) attributable to members $A'000
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	-	-	-	-
2.4	Abnormal items	(4,662)	-	-	(4,662)
2.5	**Total abnormal items**	(4,662)	-	-	(4,662)
2.6	Extraordinary items	-	-	-	-
2.7	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated +operating profit (loss) after tax attributable to members reported for the *1st* half year (item 1.10 in the half yearly report)	(4,638)	(2,774)
3.2	Consolidated +operating profit (loss) after tax attributable to members for the *2nd* half year	(4,396)	(10,002)

+ See chapter 19 for defined terms.

Consolidated balance sheet

(See note 5)

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	11,197	343	3,809
4.2	Receivables	-	33	240
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Other (provide details if material)	7	-	-
4.6	**Total current assets**	**11,204**	**376**	**4,049**
	Non-current assets			
4.7	Receivables	160	167	167
4.8	Investments	2,292	6,953	4,290
4.9	Inventories	-	-	-
4.10	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022)*	-	-	-
4.11	Development properties (+mining entities)	-	-	-
4.12	Other property, plant and equipment (net)	665	149	145
4.13	Intangibles (net)	-	-	-
4.14	Other (provide details if material)	-	-	-
4.15	**Total non-current assets**	**3,117**	**7,269**	**4,602**
4.16	**Total assets**	**14,321**	**7,645**	**8,651**
	Current liabilities			
4.17	Accounts payable	555	516	1,610
4.18	Borrowings	190	-	-
4.19	Provisions	-	-	-
4.20	Other (provide details if material)	-	-	-
4.21	**Total current liabilities**	**745**	**516**	**1,610**
	Non-current liabilities			
4.22	Accounts payable	-	-	-
4.23	Borrowings	76	1,616	-
4.24	Provisions	-	-	-
4.25	Other (provide details if material)	-	-	-
4.26	**Total non-current liabilities**	**76**	**1,616**	**-**
4.27	**Total liabilities**	**821**	**2,132**	**1,610**
4.28	**Net assets**	**13,500**	**5,513**	**7,041**

+ See chapter 19 for defined terms.

\\MEL_RES\ADM\Document\Finance\Annual\4B\Autogen\1999-2000\4B JUNE 2000 Autogen doc

Consolidated balance sheet continued

	Equity			
4.29	Capital	47,944	41,779	47,944
4.30	Reserves	14,824	3,968	3,969
4.31	Retained profits (accumulated losses)	(49,268)	(40,234)	(44,872)
4.32	Equity attributable to members of the parent entity	13,500	5,513	7,041
4.33	Outside +equity interests in controlled entities	-	-	-
4.34	**Total equity**	**13,500**	**5,513**	**7,041**
4.35	Preference capital included as part of 4.32	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period- $A'000
5.1	Opening balance	-	65
5.2	Expenditure incurred during current period	8	48
5.3	Expenditure written off during current period	(8)	(113)
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** (item 4.10)	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period- $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** (item 4.11)	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

(See note 6)

		Current period $A'00	Previous corresponding period- $A'000
	Cash flows related to operating activities		
	Receipts from customers	-	47
7.2	Payments to suppliers and employees	(1,504)	(320)
7.3	Dividends received	-	-
7.4	Interest and other items of similar nature received	223	18
7.5	Interest and other costs of finance paid	(112)	-
7.6	Income taxes paid	-	-
7.7	Other (provide details if material) – see attachment 1	2,055	1,682
7.8	**Net operating cash flows**	**662**	**1,427**
	Cash flows related to investing activities		
7.9	Payment for purchases of property, plant and equipment	(536)	-
7.10	Proceeds from sale of property, plant and equipment	-	-
7.11	Payment for purchases of equity investments	-	-
7.12	Proceeds from sale of equity investments	-	-
7.13	Loans to other entities	-	-
7.14	Loans repaid by other entities	-	-
7.15	Other (provide details if material) – see attachment 1	(4,940)	(3,008)
7.16	**Net investing cash flows**	**(5,476)**	**(3,008)**
	Cash flows related to financing activities		
7.17	Proceeds from issues of +securities (shares, options, etc.)	17,020	-
7.18	Proceeds from borrowings	3,829	1,545
7.19	Repayment of borrowings	(5,181)	-
7.20	Dividends paid	-	-
7.21	Other (provide details if material)	-	-
7.22	**Net financing cash flows**	**15,668**	**1,545**
7.23	**Net increase (decrease) in cash held**	10,854	(36)
7.24	~~Cash at beginning of period~~ *(see Reconciliation of cash)*	343	378
7.25	Exchange rate adjustments to item 7.24.	-	-
7.26	**Cash at end of period** *(see Reconciliation of cash)*	**11,197**	**342**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous Corresponding period- $A'000
8.1 Cash on hand and at bank	101	183
8.2 Deposits at call	119	159
8.3 Bank overdraft	(268)	-
8.4 Other (provide details)	11,245	-
8.5 **Total cash at end of period** (item 7.25)	**11,197**	**342**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before abnormals and tax / sales** Consolidated +operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	N/A	(4,511%)
9.2 **Profit after tax / +equity interests** Consolidated +operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.32)	(66.9%)	(232%)

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(5.05) Cents	(7.77) cents
Diluted EPS (if materially different from (a))	N/A	-
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	178,743,530	164,418,824

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	7.14 cents	3.35 cents

Details of specific receipts/outlays, revenues/ expenses

	Current period $A'000	Previous corresponding period - $A'000
12.1 Interest revenue included in determining item 1.4	223	18
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	115	89
12.4 Interest costs excluded from item 12.3 and capitalised in asset values (if material)	-	-
12.5 Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6 Depreciation and amortisation (excluding amortisation of intangibles)	20	5

Control gained over entities having material effect

(See note 8)

13.1 Name of entity (or group of entities)	-
13.2 Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	-
13.3 Date from which such profit has been calculated	-
13.4 +Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	-

Loss of control of entities having material effect

(See note 8)

14.1	Name of entity (or group of entities)	-
14.2	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-
14.4	Consolidated +operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	-
14.5	Contribution to consolidated +operating profit (loss) and extraordinary items from sale of interest leading to loss of control	-

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 *and indicates which amounts should agree with items included elsewhere in this report.*

Segments

Operating Revenue
Sales to customers outside the economic entity — Refer attachment 2
Inter-segment sales
Unallocated revenue

Total revenue (consolidated total equal to item 1.3)

Segment result (including abnormal items where relevant)

Unallocated expenses

Consolidated +operating profit before tax (before equity accounting) (equal to item 1.6)

Segment assets	)	*Comparative data for segment assets should*
Unallocated assets	)	*be as at*
Total assets (equal to item 4.16)	)	*the end of the previous corresponding period.*

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	-
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00 pm if paper based, or by "End of Day" if a proper +SCH transfer)	-
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	-

Amount per security

		Amount per security	Franked amount per security at 36% tax
15.4	*(Preliminary final report only)* **Final dividend:** Current year	-¢	-¢
15.5	Previous year	-¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	-¢	-¢
15.7	Previous year	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-¢	-¢
15.9	Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the +dividend or distribution plans	-

Any other disclosures in relation to dividends (distributions)

-

+ See chapter 19 for defined terms.

Equity accounted associated entities and other material interests

Equity accounting information attributable to the economic entity's share of investments in associated entities must be disclosed in a separate note. See AASB 1016: Disclosure of Information about Investments in Associated Companies.

Investments in associated entities	Current period $A'000	Previous corresponding period- $A'000
16.1 Statutory carrying value of investments in associated entities (SCV)	-	-
16.2 Share of associated entities' retained profits and reserves not included in SCV:	-	-
Retained profits	-	-
Reserves	-	-
16.3 Equity carrying value of investments	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest (+ordinary securities, +units etc) held at end of period		Contribution to +operating profit (loss) and extraordinary items after tax	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period - $A'000
17.1 **Equity accounted associated entities**			*Equity accounted*	
N/A				
17.2 **Other material interests**			*Not equity accounted (ie part of item 1.14)*	
N/A				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
18.3	**+Ordinary securities**	189,081,644	189,081,644	-	-
18.4	Changes during current period (a) Increases through issues	24,662,820	24,662,820	25	25
	(b) Decreases through returns of capital, buy-backs	-	-	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		110,673,304	110,673,304	25	12/3/2010
		5,200,000	-	23	24/3/2010
18.8	Issued during current period	110,673,304	110,673,304	25	12/3/2010
		5,200,000	-	23	24/3/2010
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms. \\MEL_RES\ADM\Document\Finance\Annual\4B\Autogen\1999-2000\4B JUNE 2000 Autogen.doc

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer Item 2.4 and Attachment 1

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Share consolidation – on 18 August 2000 a 1 for 5 consolidation was approved at a General Meeting of Shareholders. Ordinary shares on issue have been reduced to 37,816,891 shares.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

-

Changes in accounting policies since the last annual report are disclosed as follows.

(Disclose changes in the half yearly report in accordance with paragraph 15(c) of AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

-

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties	-
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	 - - -

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Kimberley Gardens Hotel 441 Inkerman St, East StKilda, Victoria 3182
Date	19 October 2000
Time	10.30 am
Approximate date the annual report will be available	20 September 2000

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	-

2 This report, and the financial statements prepared under the Corporations Law (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on financial statements to which one of the following applies.

(Tick one)

- [x] The financial statements have been audited.
- [ ] The financial statements have been subject to review.
- [ ] The financial statements are in the process of being audited or subject to review.
- [ ] The financial statements have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Law.)*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company Secretary) Date: 13 September 2000

Print name: Peter J. Lee

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "operating revenue" and an explanation of "sales revenue" (or its equivalent) and "other revenue" are set out in *AASB 1004: Disclosure of Operating Revenue*.

Item 1.4 "+operating profit (loss) before abnormal items and tax" is calculated before dealing with outside +equity interests and extraordinary items, but after deducting interest on borrowings, depreciation and amortisation.

Item 1.7 This item refers to the total tax attributable to the amount shown in item 1.6. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as operating expenses (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**
Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029 and AASB 1034*. Banking institutions, trusts and financial institutions identified in an ASC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of paragraphs 9.1-9.4 of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030.*

6. **Statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the consolidated financial statements. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated +operating profit (loss) and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under an ASC Class Order dated 9 July 1997, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASC under the Corporations Law must also be given to ASX. For example, a directors' report and statement, if lodged with the +ASC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law accounts** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

AUTOGEN LIMITED AND ITS CONTROLLED ENTITIES
ACN 000 248 304

APPENDIX 4B
PRELIMINARY FINAL REPORT
ATTACHMENT 2

REPORTS FOR INDUSTRY AND GEOGRAPHIC SEGMENTS

		Current Period A$'000	Previous Corresponding Period A$'000
INDUSTRY SEGMENTS			
Operating revenue			
Investments		-	-
Biotechnology research	Interest received from Outside Entities	220	-
	Proceeds from research agreements	2,055	1,437
	Sundry revenue	-	47
Other	Interest received from Outside Entities	3	18
		2,278	1,502
Operating loss after tax			
(No income tax payable by segments)			
Investments	Operating loss before tax	(4,662)	(10,656)
Biotechnology research	Operating loss before tax	(4,266)	(1,873)
Other	Operating loss before tax	(106)	(248)
Total – all segments	Operating loss after tax	(9,034)	(12,776)
Total Assets			
	Investments	2,292	6,953
	Biotechnology research	11,967	414
	Other	62	278
		14,321	7,645

GEOGRAPHICAL SEGMENTS

The Consolidated Entity operates within Australia.

AUTOGEN LIMITED AND ITS CONTROLLED ENTITIES
ACN 000 248 304

APPENDIX 4B
PRELIMINARY FINAL REPORT
ATTACHMENT 1

ITEM 2.4 – ABNORMAL ITEMS

The abnormal items represents the provision for diminution raised in respect of the investment in Centaur Mining & Exploration Limited ("CTR") (previously an investment in Australian Gold Resources Limited ("AGR") which was taken over by CTR in May 2000)

	Current Period A$'000	Previous Corresponding Period A$'000
ITEM 7.7 – OTHER		
Proceeds received from research agreements	2,055	1,682
	2,055	**1,682**
ITEM 7.15 - OTHER INVESTING ACTIVITIES		
Exploration and development expenditure	-	(49)
Payments for research and development expenditure	(4,940)	(2,959)
	(4,940)	**(3,008)**
ITEM 8.4 – RECONCILIATION OF CASH - OTHER		
Commercial Paper	11,245	-
	11,245	**-**

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

PRESS RELEASE

THE HON. STEVE BRACKS, PREMIER OF VICTORIA TO OFFICIALLY OPEN AUTOGEN'S NEW STATE-OF-THE ART MICROARRAY GENE EXPRESSION FACILITY

Summary of Press Release

Melbourne, Australia: July 20, 2000.

Autogen Limited (Australian Stock Exchange: AGT) is pleased to announce that The Hon. Steve Bracks, Premier of Victoria will officially open its new state-of-the art Microarray Gene Expression Facility at a function to be held at Geelong's Deakin University on Friday, July 21, 2000 at 1.30 p.m.

Details of Press Release

Melbourne based Autogen specialises in using gene discovery approaches to identify novel therapeutic targets and has established itself as a leading discovery and development company, with major technology platforms in genomics.

The Company has a major strategic alliance with Lipha s.a., a wholly owned subsidiary of Merck KgaA of Darmstadt, Germany, in diabetes and obesity research and has emerged as Australia's purest gene discovery company.

"It is a great honor for Autogen that The Hon. Steve Bracks, Premier of Victoria, has taken the time from his extremely busy schedule in order officially open Autogen's new exciting facility tomorrow in Geelong " said Mr. Joseph Gutnick, Chairman and Managing Director of Autogen Limited.

"This shows the commitment of Mr Bracks to strengthening the ties between government, academic institutions and the business community in Victoria and in particular in relation to the emerging "new economy". It also demonstrates the commitment of Mr. Bracks to regional Victoria and to opening up new possibilities for cities and regions such as Geelong".

Professor Greg Collier, Autogen's Director of Research and Development said that " the new state-of-the-art Microarray Gene Expression Facility that we will be opening tomorrow further strengthens Autogen's technology platform and enhances our capacity to identify genes involved in disease development".

"The new laboratory facility incorporates the latest scientific advances in robotics and fluid mechanics, in combination with advancing techniques in molecular biology and provides a powerful method for analysing the expression of thousands of genes simultaneously".

“The facility will not only dramatically accelerate the speed of discovery in the existing research programs covering obesity and diabetes, but will also form the basis of new research programs initially aimed at disorders of the central nervous system, including depression and anxiety”.

“Expansion of our research program using the gene chip technology is a major initiative for Autogen, and one of which we are extremely proud”.

For more information, please visit the Company's Web site located at www.autogenlimited.com.au, or contact Professor Greg Collier, Director Research & Development on 03 9234 1188 or 0419 897 501.

Autogen Limited ACN 000 248 304

Registered Office:
210 Kings Way, South Melbourne
Victoria 3205 Australia
Telephone: +613 9234 1188
Facsimile: +613 9234 1198
Email: autogen@awi.com.au
Website: www.autogenlimited.com.au

AGT 432

11 July 2000

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
Sydney NSW 2000

Dear Sir,

Please find attached a copy of the Explanatory Statement, Notice of Meeting and Proxy Form mailed to Shareholders.

Yours sincerely,

DAVID H SIMCOX
Company Secretary

AUTOGEN LIMITED

A.B.N. 79 000 248 304

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of Shareholders of Autogen Limited (the "Company") will be held at the Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East, Victoria, 3183 Australia., on August 18, 2000 at 11.30 a.m. for the following purpose:

ORDINARY BUSINESS

"To approve the consolidation of the Company's Fully Paid Ordinary Shares on issue so that every five (5) Fully Paid Ordinary Shares are consolidated into one (1) Fully Paid Ordinary Share."

By Order of the Board

Dated this 7th day of July 2000.

PETER LEE
General Manager Corporate
& Company Secretary

PROXIES

1. A Shareholder entitled to attend and vote at the above meeting is entitled to appoint not more than two other persons as his/her proxy or proxies to attend and vote instead of the Shareholder at the meeting.

2. If a Shareholder appoints one proxy, that proxy may vote on a show of hands.

3. If a Shareholder appoints two proxies only one may vote on a show of hands and that proxy should be clearly identified on the proxy form by marking the box provided. Failure to identify such designated proxy will result in neither proxy being able to vote on a show of hands.

4. If you appoint two proxies to represent you at a meeting, you must show in the space provided either the percentage of your shareholding or the number of votes (you are entitled to one vote for each share you own upon a poll being declared) those proxies are to represent. If you do not complete this section then each proxy may, on a poll, vote half of your shareholding. A separate proxy form must be submitted for each proxy you appoint.

5. A proxy need not be a Shareholder of the Company.

6. If you appoint a proxy to represent you and vote on your behalf at the Meeting and that person is also a Shareholder or has already been appointed as a proxy for another Shareholder, your vote may not be counted on a show of hands. This is because, on a show of hands, your proxy's vote is only counted once irrespective of the number of Shareholders that, that person represents. However, if a poll is taken and your proxy votes, your vote will be counted in full in reaching a decision.

7. The proxy form together with the Power of Attorney (if any) or a certified copy of the Power of Attorney (if any) under which it is signed must be lodged at 210 Kings Way, South Melbourne, Victoria. 3205 Australia., the Registered Office of the Company or by being sent by fax to +613 9234 1255, not less than forty-eight (48) hours before the time of the commencement of the meeting.

8. Signing Proxies

   (i) Joint Holding - All holders must sign.

   (ii) Shares in Company Names - Companies must execute this form in the way provided by Law.

   (iii) Individual - Must be signed by the Shareholder or their attorney.

9. For the purpose of the Meeting, shares will be taken to be held by the persons who are registered holders at 10.00 p.m., on August 16, 2000. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

COMPANY REPRESENTATIVE

If shares are held in a company name and it is intended that a representative of the company attend the Meeting rather than lodge a proxy prior to the Meeting, the person attending the Meeting must present authority from the company director/s signed in the way provided by Law.

AUTOGEN LIMITED

A.B.N. 79 000 248 304

NOTICE OF GENERAL MEETING

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

This Explanatory Memorandum provides Shareholders of the Company with information in respect of the resolutions to be considered at the General Meeting of the Company to be held on August 18, 2000 at 11.30 a.m.

Resolution

The Company is proposing to consolidate its current issued Fully Paid Ordinary Shares on a five (5) for one (1) basis such that for every five Fully Paid Ordinary Shares held by a Shareholder prior to the capital consolidation, the Shareholder will hold one (1) Fully Paid Ordinary Share after the capital consolidation.

The Company advises Shareholders of the following points in regard to the proposed capital consolidation:

- the effect of the proposal is that for every five (5) Fully Paid Ordinary Shares held prior to the capital consolidation, if the resolution is approved by Shareholders, a Shareholder will hold one (1) Fully Paid Ordinary Share after the capital consolidation.
- the Company does not have any Partly Paid Securities on issue and accordingly, the proposal will have no effect on Partly Paid Securities.
- any fractional entitlements as a result of the capital consolidation will be rounded up.
- the Options on issue under the Executive Option Plan will be reconstructed on the same ratio as the Fully Paid Ordinary Shares and the exercise price of the Options will increase from 10.8 cents per Option to 54 cents per Option.

The Company believes that the capital consolidation is in the best interests of Shareholders for the following reasons:

- the Company has been unable to attract and retain Institutional Investors to its register with the Share price at its recent levels. The capital consolidation will address the Share price issue.
- the Company's international financial advisor has advised that international investors prefer to invest in companies with a higher Share price.
- it is anticipated that the price of the Company's Shares on the Australian Stock Exchange will increase as a result of the consolidation.

The Directors do not believe there are any adverse implications to shareholders of this proposed resolution.

AUTOGEN LIMITED
A.B.N. 79 000 248 304

PROXY FORM

The Company Secretary
Autogen Limited
210 Kings Way,
South Melbourne, Victoria. 3205
Australia.

I/We ____
(PLEASE USE BLOCK LETTERS)

of ____

being a Shareholder/s of the Company

hereby appoint ____

of ____

or failing him/her ____

of ____

or failing him/her, the Chairman of the Meeting, as my/our proxy to vote for me/us and on my/our behalf at the General Meeting of Shareholders of the Company to be held at 11.30 a.m., on August 18, 2000 at the Kimberley Gardens Hotel, 441 Inkerman Street, St Kilda East, Victoria. 3183 Australia., and at any adjournment thereof in the manner indicated below (by ticking the appropriate box) or in the absence of indication, as he/she thinks fit.

If two proxies are being appointed the proportion of my voting rights this proxy is appointed to represent at a poll is %* of my shareholding or votes* (*Complete whichever is applicable).

If this proxy is to represent my/our vote on a show of hands please put a cross in this box. ☐

Proxies lodged in favour of the Chairman of the Meeting that do not indicate a vote against or do not abstain from voting on the resolutions will be used to vote in favour of the resolution.

If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a poll. Your shares will not be counted in computing the required majority.

<u>BUSINESS</u>

	FOR	AGAINST	ABSTAIN
Ordinary Resolution			
1. 5:1 Capital Consolidation	☐	☐	☐

Signed this ____________ day of ____________ 2000

SIGNATURE OF Shareholder/s

Individual Shareholder/s ____

Company Shareholder

Executed by: ______________________)
)
)
______________________)
in the presence of)

Affix Seal Here if Applicable

____
Director

____
Director/Secretary

NOTES TO THE PROXY FORM

1. A Shareholder entitled to attend and vote at the above meeting is entitled to appoint not more than two other persons as his/her proxy or proxies to attend and vote instead of the Shareholder at the meeting.

2. If a Shareholder appoints one proxy, that proxy may vote on a show of hands.

3. If a Shareholder appoints two proxies only one may vote on a show of hands and that proxy should be clearly identified on the proxy form by marking the box provided. Failure to identify such designated proxy will result in neither proxy being able to vote on a show of hands.

4. If you appoint two proxies to represent you at a meeting, you must show in the space provided either the percentage of your shareholding or the number of votes (you are entitled to one vote for each share you own upon a poll being declared) those proxies are to represent. If you do not complete this section then each proxy may, on a poll, vote half of your shareholding. A separate proxy form must be submitted for each proxy you appoint.

5. A proxy need not be a Shareholder of the Company.

6. If you appoint a proxy to represent you and vote on your behalf at the Meeting and that person is also a Shareholder or has already been appointed as a proxy for another Shareholder, your vote may not be counted on a show of hands. This is because, on a show of hands, your proxy's vote is only counted once irrespective of the number of shareholders that, that person represents. However, if a poll is taken and your proxy votes, your vote will be counted in full in reaching a decision.

7. The proxy form together with the Power of Attorney (if any) or a certified copy of the Power of Attorney (if any) under which it is signed must be lodged at 210 Kings Way, South Melbourne, Victoria. 3205 Australia., the Registered Office of the Company or by being sent by fax to +613 9234 1255, not less than forty-eight (48) hours before the time of the commencement of the meeting.

8. Signing Proxies

   (i) Joint Holding - All holders must sign.

   (ii) Shares in Company Names - Companies must execute this form in the way provided by Law.

   (iii) Individual - Must be signed by the Shareholder or their attorney.

9. For the purpose of the Meeting, shares will be taken to be held by the persons who are registered holders at 10.00 p.m., on August 16, 2000. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

COMPANY REPRESENTATIVE

If shares are held in a company name and it is intended that a representative of the company attend the Meeting rather than lodge a proxy prior to the Meeting, the person attending the Meeting must present authority from the company director/s signed in the way provided by Law.